  As Filed with the Securities and Exchange Commission on September 15, 1999

                                                      Registration No. 333 -

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------
                               BB&T CORPORATION
            (Exact name of registrant as specified in its charter)

                                     6060
    North Carolina       (Primary Standard Industrial      56-0939887
    (State or other       Classification Code Number)   (I.R.S. Employer
    jurisdiction of                                  Identification Number)
   incorporation or
     organization)

                               ---------------

                            200 West Second Street
                      Winston-Salem, North Carolina 27101
                                (336) 733-2000
         (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                            Jerone C. Herring, Esq.
                       200 West Second Street, 3rd Floor
                      Winston-Salem, North Carolina 27101
                                (336) 733-2180
           (Name, address, including Zip Code, and telephone number,
                  including area code, of agent for service)

                               ---------------
                 The Commission is requested to send copies of
                            all communications to:

         Peter A. Zorn, Esq.                Richard A. Hills, Jr., Esq.
  Womble Carlyle Sandridge & Rice,         First Liberty Financial Corp.
                PLLC                    6491 Peachtree Industrial Boulevard
 200 West Second Street, 17th Floor           Atlanta, Georgia 30360
 Winston-Salem, North Carolina 27101

                               ---------------

  Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------
------------------------------------------------------------------------------------
                                         Proposed       Proposed
 Title of each class of                  maximum         maximum         Amount of
    securities to be     Amount to be offering price    aggregate       registration
       registered         registered     per unit    offering price         fee
------------------------------------------------------------------------------------
Common Stock, par value
 $5.00 per share(1).....  13,288,069       (2)       $426,707,373.40(3)   $28,783(4)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) Each share of the registrant's common stock includes one preferred share purchase right.
(2) Not applicable.
(3) Computed in accordance with Rule 457(f) based on the average of the high ($28.125) and low ($27.75) sales price of the common stock of First Liberty Financial Corp. on September 9, 1999 as reported on The Nasdaq Stock Market's National Market System.
(4) Pursuant to Rule 457(b), the registration fee has been reduced by an amount equal to the fee of $89,842 paid upon the filing with the Commission of the preliminary proxy materials of First Liberty Financial Corp. on August 6, 1999.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                         FIRST LIBERTY FINANCIAL CORP.
                               201 Second Street
                             Macon, Georgia 31297

                ----------------------------------------------
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON OCTOBER 27, 1999
                ----------------------------------------------

TO THE SHAREHOLDERS OF FIRST LIBERTY FINANCIAL CORP.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Meeting") of First Liberty Financial Corp., a Georgia corporation ("First Liberty"), will be held in the Ballroom of the Crowne Plaza Hotel, located at 108 First Street, Macon, Georgia, on Wednesday, October 27, 1999 at 2:00 p.m. Eastern Time, for the following purposes:

  1. To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of April 27, 1999, as amended on September 3, 1999 (the "Merger Agreement"), between First Liberty and BB&T Corporation, a North Carolina corporation ("BB&T"), and a related plan of merger, pursuant to which First Liberty will merge with and into BB&T (the "Merger") and each share of common stock of First Liberty then outstanding will be converted into the right to receive not less than
     0.85 or more than 0.87 of a share of common stock of BB&T, plus cash in lieu of any fractional share interest. A copy of the Merger Agreement and the plan of merger set forth therein is attached to the accompanying proxy statement/prospectus as Appendix A.

  2. To transact such other business as may be properly brought before the Meeting or at any and all adjournments or postponements thereof.

  Shareholders of First Liberty of record at the close of business on September 8, 1999 are entitled to notice of and to vote at the Meeting. You are cordially invited to attend the Meeting in person; however, whether or not you plan to attend, we urge you to complete, date and sign the accompanying proxy card and to return it promptly in the enclosed postage prepaid envelope.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          [SIGNATURE OF RICHARD A HILLS, JR.
                                           APPEARS HERE]
Macon, Georgia                            Richard A. Hills, Jr.
September 22, 1999                        Secretary

  Please complete, sign, date and return the enclosed proxy card promptly whether or not you plan to be present at the Meeting. Failure to return a properly executed proxy or to vote at the Meeting will have the same effect as a vote against the Merger Agreement and the plan of merger. Please do not send in any certificates for your shares at this time.

              [LOGO OF FIRST LIBERTY FINACIAL CORP. APPEARS HERE]


                        SPECIAL MEETING OF SHAREHOLDERS

                 MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT
  The Board of Directors of First Liberty Financial Corp. has unanimously approved a merger combining First Liberty and BB&T Corporation. In the merger, First Liberty shareholders will receive, depending on the average reported closing price of BB&T common stock over a ten-day period ending shortly before the merger becomes effective, not less than 0.85 or more than 0.87 of a share of BB&T common stock for each share of First Liberty common stock and generally will not recognize federal income tax gain or loss for the BB&T common stock they receive. The merger will join First Liberty's strengths as a community banking system covering Macon and Savannah, Georgia and the surrounding areas with BB&T's position as a leading bank throughout the Carolinas, Virginia, the District of Columbia and parts of Maryland, enabling the combined company to offer First Liberty's customers a broad range of financial products and services.

  At the Special Meeting, you will consider and vote on the merger agreement. The merger cannot be completed unless holders of at least a majority of First Liberty common stock approve it. The Board of Directors believes the merger is in the best interests of First Liberty shareholders and unanimously recommends that shareholders vote to approve the merger agreement. No vote of BB&T shareholders is required to approve the merger agreement.

  On September 13, 1999, the closing price of BB&T common stock was $32.375, making the value of 0.87 a share of BB&T common stock, which is what First Liberty shareholders will receive for each share of First Liberty common stock (assuming the average reported closing price of BB&T common stock over the ten-day pricing period is equal to the closing price on September 13), equal to $28.17. The closing price of First Liberty common stock on September 13, 1999 was $27.75. These prices will, however, fluctuate between now and the merger.

  The date, time and place of the meeting are:

  October 27, 1999
  2:00 p.m.
  Ballroom, Crowne Plaza Hotel
  108 First Street
  Macon, Georgia

  This proxy statement/prospectus provides you with detailed information about the proposed merger. I encourage you to read this entire document carefully. You can also obtain other information about First Liberty and BB&T from documents filed with the Securities and Exchange Commission.

  Whether or not you plan to attend the meeting, if you are a holder of First Liberty common stock please take the time to vote by completing and mailing the enclosed proxy card to us. If you fail to return your card or vote in person, the effect will be a vote against approval of the merger agreement. Your vote is very important. You can revoke your proxy by writing to First Liberty's Secretary any time before the meeting or by attending the meeting and voting in person.

  On behalf of the Board of Directors of First Liberty, I urge you to vote "FOR" approval and adoption of the merger agreement.

                                                          /s/ Robert F. Hatcher

                                                              Robert F. Hatcher
                                          President and Chief Executive Officer

 Neither the Securities and Exchange Commission nor any state securities regulators have approved the BB&T common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

  This proxy statement/prospectus is dated September 15, 1999 and is expected to be first mailed to shareholders of First Liberty on or about September 22, 1999.

                               TABLE OF CONTENTS

A WARNING ABOUT FORWARD-LOOKING INFORMATION................................  iv
SUMMARY....................................................................   1

MEETING OF SHAREHOLDERS....................................................   8
  General..................................................................   8
  Record Date, Voting Rights and Vote Required.............................   8
  Voting and Revocation of Proxies.........................................   8
  Solicitation of Proxies..................................................   9
  Recommendation of the First Liberty Board................................   9

THE MERGER.................................................................  10
  General..................................................................  10
  Background of and Reasons for the Merger.................................  10
  Opinion of Financial Advisor to First Liberty............................  12
  Exchange Ratio...........................................................  19
  Exchange of First Liberty Common Stock Certificates......................  20
  The Merger Agreement.....................................................  21
  Interests of Certain Persons in the Merger...............................  26
  Regulatory Considerations................................................  29
  Material Federal Income Tax Consequences of the Merger...................  31
  Accounting Treatment.....................................................  32
  The Option Agreement.....................................................  32
  Effect on Employees, Employee Benefit Plans and Stock Options............  35
  Restrictions on Resales by Affiliates....................................  36

INFORMATION ABOUT BB&T.....................................................  37
  General..................................................................  37
  Operating Subsidiaries...................................................  37
  Acquisitions.............................................................  38
  Capital..................................................................  39
  Deposit Insurance Assessments............................................  40

INFORMATION ABOUT FIRST LIBERTY............................................  41

DESCRIPTION OF BB&T CAPITAL STOCK..........................................  42
  General..................................................................  42
  BB&T Common Stock........................................................  42
  BB&T Preferred Stock.....................................................  42
  Shareholder Rights Plan..................................................  42
  Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws...........  45

COMPARISON OF SHAREHOLDERS' RIGHTS.........................................  46
  Authorized Capital Stock.................................................  46
  Special Meetings of Shareholders and Action by Shareholders without a
   Meeting.................................................................  46
  Directors................................................................  47
  Dividends and Other Distributions........................................  47
  Notice of Shareholder Nominations and Shareholder Proposals..............  48
  Exculpation and Indemnification..........................................  48
  Mergers, Share Exchanges and Sales of Assets.............................  49
  Anti-takeover Statutes...................................................  50
  Amendments to Articles of Incorporation and Bylaws.......................  51
  Shareholders' Rights of Dissent and Appraisal............................  51
  Liquidation Rights.......................................................  53


SHAREHOLDER PROPOSALS.....................................................  53

OTHER BUSINESS............................................................  53

LEGAL MATTERS.............................................................  53

EXPERTS...................................................................  54

WHERE YOU CAN FIND MORE INFORMATION.......................................  54

Appendix A--Agreement and Plan of Reorganization and Plan of Merger, as
 amended
Appendix B--Opinion of Sandler O'Neill & Partners, L.P.

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

  BB&T and First Liberty have each made forward-looking statements in this document and in certain documents that we refer to in this document that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T and First Liberty, and on information currently available to them or, in the case of information that appears under the heading "The Merger--BB&T's Reasons for the Merger" at page 11, information that was available to management of BB&T as of the date of the merger agreement. Forward-looking statements include the information concerning possible or assumed future results of operations of BB&T or First Liberty set forth under "Summary," "The Merger--Background of, and Reasons for, the Merger" and "The Merger--BB&T's Reasons for the Merger" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

  We have made statements in this document regarding estimated earnings per share of BB&T and First Liberty on a stand-alone basis, expected cost savings from the merger, estimated restructuring charges relating to the merger, estimated increases in First Liberty's fee income ratio and net interest margin, the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods. With respect to estimated cost savings and restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and First Liberty, the amount of general and administrative expense consolidation, costs relating to converting First Liberty's bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting reserve policies and the costs related to the merger. The realization of cost savings and the amount of restructuring charges are subject to the risk that the foregoing assumptions are inaccurate, and actual results may be materially different from those expressed or implied by the forward-looking statements.

  Moreover, any statements in this document about the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following:

    1. expected cost savings from the merger or other previously announced mergers may not be fully realized or realized within the expected time-frame;

    2. deposit attrition, customer loss or revenue loss following the merger or other previously announced mergers may be greater than expected;

    3. competitive pressures among depository and other financial institutions may increase significantly;

    4. costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including First Liberty, may be greater than expected;

    5. changes in the interest rate environment may reduce margins;

    6. general economic or business conditions, either nationally or in the states or regions in which BB&T and First Liberty do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

    7. legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and First Liberty are engaged;

    8. adverse changes may occur in the securities markets; and

    9. competitors of BB&T and First Liberty may have greater financial resources and develop products that enable those competitors to compete more successfully than BB&T and First Liberty.

  Management of each of BB&T and First Liberty believes the forward-looking statements about its company are reasonable; however, shareholders of First Liberty should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of BB&T following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond BB&T's and First Liberty's ability to control or predict.

                                    SUMMARY

  This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we refer you. See "Where You Can Find More Information" on page 54.

Exchange Ratio to be not less than 0.85 or more than 0.87 of a Share of BB&T Common Stock for each First Liberty Share (Page 19)

  If the merger is completed, you will receive a portion of a share of BB&T common stock for each share of First Liberty common stock you own, plus cash instead of any fractional share. The portion of a share of BB&T common stock that you will receive will depend on the average reported closing price of such stock over a ten-day period ending shortly before the merger becomes effective:

  . If the average reported closing price over such ten-day period is at least $38.22 but not more than $39.12, you will receive a number of shares of BB&T common stock equal to $33.25 divided by such ten-day average for each share of First Liberty common stock you own;

  . if the average reported closing price over such ten-day period is less than $38.22, you will receive 0.87 of a share of BB&T common stock for each share of First Liberty common stock that you own; and

  . if the average reported closing price over such ten-day period is more than $39.12, you will receive 0.85 of a share for each share of First Liberty common stock that you own.

  On September 13, 1999, the closing price of BB&T common stock was $32.375, making the value of 0.87 of a share of BB&T common stock, which is what First Liberty shareholders will receive for each share of First Liberty common stock (assuming the average reported closing price of BB&T common stock over the ten day pricing period is equal to the closing price on September 13), equal to $28.17. Because the market price of BB&T stock fluctuates, you will not know when you vote what the shares will be worth when issued in the merger.

No Federal Income Tax on Shares Received in Merger (Page 31)

  First Liberty shareholders generally will not recognize gain or loss for federal income tax purposes for the shares of BB&T common stock they receive in the merger. BB&T's attorneys have issued a legal opinion to this effect, which we have included as an exhibit to the registration statement filed with the SEC for the shares to be issued in the merger. First Liberty shareholders will be taxed on cash received instead of any fractional share of BB&T common stock. Tax matters are complicated, and tax results may vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

BB&T Dividend Policy Following the Merger

  BB&T currently pays quarterly dividends of $.20 per share of common stock. BB&T expects that it will continue to pay at least this amount in quarterly dividends, but may change that policy based on business conditions, BB&T's financial condition and earnings or other factors.

First Liberty Board Recommends Shareholder Approval (Page 11)

  The First Liberty Board believes that the merger is in the best interests of First Liberty shareholders and unanimously recommends that the shareholders vote "FOR" approval of the merger agreement. The First Liberty Board believes that, as a result of the merger, First Liberty shareholders will have less financial risk and will experience greater stock value appreciation than they would if First Liberty remained independent.

Exchange Ratio Fair to Shareholders According to First Liberty's Financial Advisor (Page 12)

  Sandler O'Neill & Partners, L.P. has given an opinion to the First Liberty Board that, as of the date of this proxy statement/prospectus, the exchange ratio in the merger is fair, from a financial point of view, to First Liberty shareholders. The full text of this opinion is attached as Appendix B to this proxy statement/ prospectus. We encourage you to read the opinion carefully. First Liberty has agreed to pay Sandler O'Neill a transaction fee in connection with the merger, the amount of which is contingent upon completion of the merger. Based on the closing price of First Liberty common stock on September 13, 1999 (the latest practicable date prior to the date of this proxy statement/prospectus), First Liberty would pay Sandler O'Neill a transaction fee of approximately $2,121,990. In addition, First Liberty has paid Sandler O'Neill a fee of $250,000 for rendering its fairness opinion, which will be credited against that portion of the transaction fee due upon completion of the merger.

Meeting to be held October 27, 1999 (Page 8)

  First Liberty will hold the special shareholders' meeting at 2:00 p.m. on Wednesday, October 27, 1999 in the Ballroom of the Crowne Plaza Hotel in Macon, Georgia. At the meeting, you will vote on the merger agreement and conduct any other business that properly arises.

The Companies (Page 37)

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101
(336) 733-2000

  BB&T Corporation is a multi-bank holding company with more than $42.1 billion in assets. It is the sixth largest bank holding company in the Southeast, and through its banking subsidiaries operates 612 branch offices in the Carolinas, Virginia, Maryland, Washington, D.C., Georgia, West Virginia and Kentucky. BB&T ranks second in deposit market share in North Carolina and third in South Carolina and maintains a significant market presence in much of Virginia, as well as in Maryland and in Washington, D.C.

First Liberty Financial Corp.
201 Second Street
Macon, GA 31297
(912) 722-7400

  First Liberty Financial Corp. is a savings and loan holding company with approximately $1.7 billion in assets that operates 38 banking offices in Georgia and 13 consumer finance offices in Georgia and Tennessee.

The Merger (Page 10)

  In the merger, First Liberty will merge into BB&T, and First Liberty's banking subsidiaries, through which it operates, will become wholly owned subsidiaries of BB&T. In addition, First Liberty's indirect subsidiaries, through which it offers mortgage banking, consumer finance and equipment leasing services, will become indirect subsidiaries of BB&T. The merger requires the approval of the holders of at least a majority of the First Liberty common stock. If we obtain this approval, we currently expect to complete the merger in the fourth quarter of 1999.

  We have attached the merger agreement, as amended, and the related plan of merger (Appendix A) at the back of this proxy statement/prospectus. We encourage you to read the merger agreement, as it is the legal document that governs the merger.

Majority First Liberty Shareholder Vote Required (Page 8)

  Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of First Liberty common stock. Your failure to vote will have the effect of a vote against approval of the merger agreement. The directors and executive officers of First Liberty together own about 30% of the shares entitled to be cast at the meeting, and we expect them to vote their shares in favor of the merger.

  Brokers who hold shares of First Liberty common stock as nominees will not have authority to vote such shares with respect to the merger unless shareholders provide voting instructions.

  The merger does not require the approval of BB&T's shareholders.

Record Date Set at September 8, 1999; One Vote per Share of First Liberty Common Stock (Page 8)

  If you owned shares of First Liberty common stock at the close of business on September 8, 1999, the record date, you are entitled to vote on the merger agreement and any other matters considered at the meeting.

  On the record date, there were 14,264,996 shares of First Liberty common stock outstanding. You will have one vote at the meeting for each share of First Liberty common stock you own on the record date.

Monetary Benefits to Management in the Merger (Page 26)

  When considering the recommendation of the First Liberty Board, you should be aware that some First Liberty directors and officers have interests in the merger that differ from the interests of other First Liberty shareholders.

  . First Liberty's President and CEO Robert F. Hatcher has been offered an employment agreement with a banking subsidiary of BB&T at an annual salary of $340,250 to extend until November 15, 2006 (his sixty-fifth birthday); and

  . five other members of management have been offered three-year employment agreements; two other members of management have been offered eighteen-month employment agreements; and two other members of management have been offered twelve-month employment agreements; and

  . each of these employment agreements is at the recipient's current salary plus an agreed upon amount equal to the value of benefits lost as a result of the merger and will provide severance payments and other benefits if there is a change in control of BB&T.

  Also, Robert F. Hatcher will be elected to the board of BB&T's North Carolina bank, for which he will earn annual fees of $5,000 plus $1,000 per meeting attended, and will be named chairman of BB&T's advisory board for the State of Georgia, for which he will earn $1,000 per meeting attended; provided, that Mr. Hatcher will not earn the foregoing fees at any time during which he is serving as an employee of BB&T or an affiliate of BB&T. In addition, the members of the advisory boards of First Liberty shall be offered positions on BB&T's area advisory boards for their respective market areas and, for at least two years after the merger, will receive annual fees not less than those that First Liberty advisory board members are now receiving.

  The First Liberty Board was aware of these and other interests and considered them before approving and adopting the merger agreement.

Conditions that Must be Satisfied for the Merger to Occur (Page 21)

  The following conditions must be met for us to complete the merger:

  .  approval of the merger agreement by First Liberty shareholders;

  . the absence of legal restraints that prevent the completion of the merger;

  . receipt of a legal opinion concerning the tax consequences of the merger;

  . the continuing accuracy of the parties' representations in the merger agreement;

  . the continuing effectiveness of the registration statement filed with the SEC; and

  .  the ability to account for the merger as a pooling of interests.

  The merger cannot be completed without the approval of the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance. In June 1999, BB&T filed the required applications seeking approval of the merger. On July 30, 1999, BB&T received approval from the Federal Reserve Bank of Richmond (the delegate of the Board of Governors) and on August 23, 1999 BB&T received approval of the Georgia Department of Banking and Finance.

Termination and Amendment of the Merger Agreement (Page 25)

  We can agree at any time to terminate the merger agreement without completing the merger.

Either company can also terminate the merger agreement in the following circumstances:

  .  the merger is not completed by December 31, 1999;

  .  any of the conditions described above is not met; or

  . the other company violates, in a material way, any of its representations, warranties or obligations under the merger agreement.

  Generally, the company seeking to terminate cannot itself be in violation of the merger agreement so as to allow the other party to terminate.

  We can agree to amend the merger agreement in any way, except that after the shareholders' meeting we cannot decrease the consideration you will receive in the merger. Either company can waive any of the requirements of the other contained in the merger agreement, except that neither company can waive any required regulatory approval. Neither company intends to waive the condition that it receives a tax opinion. If a tax opinion is not available and the First Liberty Board wishes to proceed with the merger, First Liberty will resolicit its shareholders.

Option Agreement (Page 32)

  As a condition to its offer to acquire First Liberty, and to discourage other companies from acquiring First Liberty, BB&T required First Liberty to grant BB&T a stock option that allows BB&T to buy up to 2,838,708 shares of First Liberty's common stock. The exercise price of the option is $25.00 per share. BB&T can exercise the option only if another party attempts to acquire control of First Liberty. As of the date of this document, we do not believe that has occurred.

BB&T to Use Pooling-of-Interests Accounting Treatment (Page 32)

  BB&T will account for the merger as a pooling of interests. This will enhance future earnings by avoiding the creation of goodwill relating to the merger and enable BB&T to avoid charges against future earnings that would result from amortizing goodwill. This accounting method also means that, after the merger, BB&T will report financial results as if First Liberty had always been combined with BB&T.

No Appraisal Rights (Page 51)

  Under Georgia law, you have no right to an appraisal of your shares in connection with the merger.

Share Price Information (Page 5)

  First Liberty common stock is listed on the National Market System of The Nasdaq Stock Market, Inc. under the symbol "FLFC", and BB&T common stock is listed on the New York Stock Exchange under the symbol "BBT." On April 27, 1999, the last full trading day before public announcement of the proposed merger, First Liberty common stock closed at $23.25 and BB&T common stock closed at $39.25. On September 13, 1999, First Liberty common stock closed at $27.75 and BB&T common stock closed at $32.375.

Listing of BB&T Stock

  BB&T will list the shares of its common stock to be issued in the merger on the New York Stock Exchange.

Comparative Market Prices and Dividends

  BB&T common stock is listed on the NYSE under the symbol "BBT." First Liberty common stock is listed on the National Market System of The Nasdaq Stock Market, Inc. under the symbol "FLFC." The table below shows the high and low closing prices of BB&T common stock and First Liberty common stock and cash dividends paid per share for the last two fiscal years plus the interim period. For BB&T, prices reflect a 2-for-1 stock split on August 3, 1998. For First Liberty, prices reflect a 3-for-2 stock split on April 27, 1998. Shareholders should note that the merger agreement restricts First Liberty's ability to pay dividends. See page 23.

                                     BB&T                    First Liberty
                          --------------------------- ---------------------------
                           High   Low   Cash Dividend  High   Low   Cash Dividend
                          ------ ------ ------------- ------ ------ -------------
Quarter Ended
 December 31, 1998......                              $22.69 $17.00     $.095
 March 31, 1999.........  $40.44 $34.94     $.175      22.13  18.19      .095
 June 30, 1999..........   40.25  33.81      .175      32.13  19.81      .095
 September 30, 1999
  (through September
  13)...................   36.63  32.38       .20      30.75  27.75       --
Quarter Ended
 December 31, 1997......                               22.50  15.25      .073
 March 31, 1998.........   33.84  29.03      .155      22.92  19.95      .073
 June 30, 1998..........   34.06  32.03      .155      25.38  22.00      .075
 September 30, 1998.....   36.03  28.00      .175      25.50  18.50      .075
 December 31, 1998......   40.63  27.31      .175
 For year 1998..........   40.63  27.31       .66      25.50  17.00      .296
Quarter Ended
 December 31, 1996......                               14.33  11.00      .067
 March 31, 1997.........   20.38  17.63      .135      15.00  12.17      .067
 June 30, 1997..........   23.56  17.88      .135      15.00  14.00      .067
 September 30, 1997.....   27.56  22.66      .155      16.67  14.50      .067
 December 31, 1997......   32.50  25.97      .155
 For year 1997..........   32.50  17.63       .58      16.67  11.00      .268

  The table below shows the closing price of BB&T common stock and First Liberty common stock on April 27, 1999, the last full trading day before public announcement of the proposed merger.

       BB&T historical.................................................. $39.25
       First Liberty historical......................................... $23.25
       First Liberty pro forma equivalent*.............................. $33.36

--------
* calculated by multiplying BB&T's per share closing price by an assumed exchange ratio of 0.85 (which is what the exchange ratio would be if the average reported closing price of BB&T common stock over the ten day pricing period is equal to the closing price on April 27)

Selected Consolidated Financial Data

  We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from audited financial statements for 1994 through 1998 and unaudited financial statements for the six months ended June 30, 1999, in the case of BB&T, and for the nine months ended June 30, 1999, in the case of First Liberty. The information provided for BB&T has been restated to include the accounts of MainStreet Financial Corporation, First Citizens Corporation and Mason-Dixon Bancshares, Inc., which were acquired by BB&T on March 5, 1999, July 9, 1999 and July 14, 1999, respectively, in transactions accounted for as poolings of interests. The information provided for First Liberty has been restated to include the accounts of Vidalia Bancshares, Inc., which was acquired by First Liberty on April 1, 1999 in a transaction accounted for as a pooling of interests. This information is only a summary, and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents that we have filed with the SEC. See "Where You Can Find More Information" on page 54. You should not rely on the six-month information for BB&T or the nine-month information for First Liberty as being indicative of results expected for the entire year.

                     BB&T--Historical Financial Information

                            As of/For the Six
                              Months Ended
                                June 30,                   As of/For the Years Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                        (Dollars in thousands, except for per share amounts)
Net interest income..... $   737,983 $   669,236 $ 1,369,989 $ 1,267,848 $ 1,158,858 $ 1,056,956 $ 1,012,939
Net income..............     297,999     256,988     527,254     394,661     372,536     266,604     300,262
Basic earnings per
 share..................         .94         .82        1.68        1.26        1.19         .84         .97
Diluted earnings per
 share..................         .92         .80        1.65        1.24        1.17         .82         .94
Cash dividends paid per
 share..................         .35         .31         .66         .58         .50         .43         .37
Book value per share....        9.35        8.81        9.62        8.59        7.91        7.69        6.87
Total assets............  40,791,790  35,630,930  37,903,119  34,523,133  30,301,706  28,343,959  26,545,187
Long-term debt..........   5,495,172   4,541,449   5,300,536   3,918,156   2,485,710   1,601,574   1,137,295

                First Liberty--Historical Financial Information
                           As of/For the Nine
                              Months Ended
                                June 30,                   As of/For the Years Ended September 30,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                        (Dollars in thousands, except for per share amounts)
Net interest income.....      43,704      41,801      56,187      52,685      46,340      40,310      33,165
Net income..............      14,615      11,169      15,957      10,919      11,241      11,389       8,941
Basic earnings per
 share..................        1.02         .80        1.14         .79         .83         .94         .79
Diluted earnings per
 share..................        1.00         .78        1.12         .76         .82         .86         .73
Cash dividends paid per
 share..................        .276        .201        .272        .238        .179        .162        .131
Book value per share....        9.27        8.92        8.93        8.12        7.99        7.47        7.09
Total assets............   1,708,492   1,570,276   1,568,107   1,474,679   1,358,232   1,192,124     937,302
Long-term debt..........     112,303      29,032     112,315     104,906      36,144      23,832      31,380

Comparative Per Share Data

  We have summarized below the per share information for our companies on an historical, pro forma combined and equivalent basis. You should read this information in conjunction with our historical financial statements (and related notes) contained in the annual and quarterly reports and other documents we have filed with the SEC. See "Where You Can Find More Information" on page 54. In order to conform to the per share data relating to BB&T common stock, the six-month per share data relating to First Liberty common stock has been prepared by utilizing financial information at the calendar date and period indicated rather than the fiscal date and period utilized by First Liberty for financial reporting purposes. The year end per share data relating to BB&T is as of December 31 of each year indicated and the year end per share data relating to First Liberty is as of September 30 of each year indicated. The BB&T pro forma information gives effect to the merger accounted for as a pooling of interests, assuming that .87 of a share of BB&T common stock is issued for each outstanding share of First Liberty common stock. First Liberty equivalent share amounts are calculated by multiplying the pro forma basic and diluted earnings per share, BB&T's historical per share dividend and the pro forma shareholders' equity by the assumed exchange ratio of .87 of a share of BB&T common stock so that the per share amounts equate to the respective values for one share of First Liberty common stock. You should not rely on the pro forma information as being indicative of the historical results that we would have had if we had been combined or the future results that we will experience after the merger, nor should you rely on the six-month information as being indicative of results expected for the entire year.

                                      As of/For the Six        As of/For
                                        Months Ended     the Fiscal Year Ended
                                          June 30,      -----------------------
                                             1999        1998    1997    1996
                                      ----------------- ------- ------- -------
Earnings per common share
Basic
  BB&T historical...................        $.94        $  1.68 $  1.26 $  1.19
  First Liberty historical..........         .69           1.14     .79     .83
  Pro forma combined................         .94           1.67    1.25    1.18
  First Liberty pro forma
   equivalent.......................         .82           1.45    1.09    1.03
Diluted
  BB&T historical...................         .92           1.65    1.24    1.17
  First Liberty historical..........         .68           1.12     .76     .82
  Pro forma combined................         .92           1.63    1.23    1.16
  First Liberty pro forma
   equivalent.......................         .80           1.42    1.07    1.01
Cash dividends declared per common
 share
BB&T historical.....................         .35            .66     .58     .50
First Liberty historical............        .186           .272    .238    .179
Pro forma combined..................         .35            .66     .58     .50
First Liberty pro forma equivalent..         .31            .57     .50     .44
Shareholders' equity per common
 share
BB&T historical.....................        9.35           9.62    8.59    7.91
First Liberty historical............        9.27           8.93    8.12    7.99
Pro forma combined..................        9.40           9.64    8.62    7.95
First Liberty pro forma equivalent..        8.18           8.39    7.50    6.92

                            MEETING OF SHAREHOLDERS

General

  We are providing this proxy statement/prospectus to the shareholders of First Liberty as of the record date of September 8, 1999, along with a form of proxy that the First Liberty Board is soliciting for use at a special meeting of shareholders of First Liberty to be held on Wednesday, October 27, 1999 at 2:00 p.m., Eastern Time, in the Ballroom of the Crowne Plaza Hotel, located at 108 First Street, Macon, Georgia. At the meeting, the shareholders of First Liberty will vote upon a proposal to approve the merger agreement, which is dated as of April 27, 1999, was amended on September 3, 1999 and pursuant to which First Liberty would merge with and into BB&T. Proxies may be voted on such other matters as may properly come before the meeting at the discretion of the proxy holders. The First Liberty Board knows of no such other matters except those incidental to the conduct of the meeting. The merger agreement, as amended, and the related plan of merger are attached as Appendix A.

  We request holders of the common stock of First Liberty to complete, date and sign the accompanying proxy and return it promptly to First Liberty in the enclosed postage prepaid envelope.

Record Date, Voting Rights and Vote Required

  Only the holders of First Liberty common stock on the record date are entitled to receive notice of and to vote at the meeting. On the record date, there were 14,264,996 shares of First Liberty common stock outstanding, held by 1,014 holders of record. Each such share of First Liberty common stock is entitled to one vote on each matter submitted at the meeting.

  Approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of First Liberty common stock. Failure of a holder of First Liberty common stock to vote such shares will have the same effect as a vote "against" the merger agreement and the plan of merger.

  Except as described in the immediately preceding paragraph, action on any other matters that shareholders consider at the meeting will be approved if a quorum is present and the votes in favor of the matter constitute a majority of the shares represented at the meeting and entitled to vote. Presence in person or by proxy of a majority of the outstanding shares of First Liberty common stock entitled to vote at the meeting will constitute a quorum.

  As of the record date, the directors and executive officers of First Liberty and their affiliates beneficially owned a total of 4,214,411 shares, or 29.54%, of the issued and outstanding shares of First Liberty common stock (exclusive of shares that may be acquired pursuant to the exercise of stock options). As of the record date, neither the directors and executive officers of BB&T or their affiliates nor BB&T or its subsidiaries beneficially owned any shares of First Liberty common stock.

Voting and Revocation of Proxies

  The shares of First Liberty common stock represented by properly completed proxies received at or before the time for the meeting will be voted as directed by the shareholders unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the merger agreement and the plan of merger. Proxies marked "FOR" approval of the merger agreement and the plan of merger and executed but unmarked proxies will be voted in the discretion of the persons named therein as to any proposed adjournment of the meeting. Proxies which are voted "AGAINST" approval of the merger agreement and the plan of merger will not be voted in favor of any motion to adjourn the meeting to solicit more votes in favor of the merger.

  Shares held in street name that have been designated by brokers on proxy cards as not voted with respect to a proposal ("Broker Shares") will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions also will not be counted as votes cast on the proposal. Shares with respect to which proxies have been marked as abstentions and Broker Shares, however, will be treated as shares present for purposes of determining whether a quorum is present.

  The proposal to adopt the merger agreement and the plan of merger is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not furnished voting instructions. Because the proposal to adopt the merger agreement and the plan of merger must be approved by the holders of at least a majority of the outstanding shares of First Liberty common stock, abstentions and Broker Shares will have the same effect as a vote against the merger at the meeting.

  If any other matters are properly presented at the meeting and voted upon, the proxies solicited hereby will be voted on such matters at the discretion of the proxy holders named therein. The First Liberty Board is not aware of any other business to be presented at the meeting other than matters incidental to the conduct of the meeting.

  A shareholder's attendance at the meeting will not automatically revoke his or her proxy. A shareholder may, however, revoke a proxy any time before its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of First Liberty at First Liberty's principal executive offices before the meeting, or by attending the meeting and voting in person. A shareholder's proxy will not be revoked by his or her death or incapacity unless, before the shares are voted, the Secretary of First Liberty or other person authorized to tabulate the votes receives notice of the death or incapacity.

  Because approval of the merger agreement and the plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of First Liberty common stock, abstentions and Broker Shares will have the same effect as negative votes. Accordingly, the First Liberty Board urges First Liberty's shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope.

Solicitation of Proxies

  BB&T and First Liberty will each pay 50% of the cost of printing this proxy statement/prospectus, and First Liberty will pay all other costs of soliciting proxies. Directors, officers and other employees of First Liberty or its subsidiaries may solicit proxies personally or by telephone or facsimile. None of these people will receive any special compensation for solicitation activities. First Liberty will arrange with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and First Liberty will reimburse these record holders for their reasonable out-of-pocket expenses. In addition, First Liberty intends to use the services of Corporate Investor Communications, Inc., a professional proxy solicitation firm, to help with soliciting proxies for the meeting, at an estimated cost of $4,500 plus individual solicitation and out-of-pocket expenses.

Recommendation of the First Liberty Board

  The First Liberty Board has unanimously adopted the merger agreement and the plan of merger and believes that the proposed transaction is fair to and in the best interests of First Liberty and its shareholders. The First Liberty Board unanimously recommends that First Liberty's shareholders vote "FOR" approval of the merger agreement and the plan of merger. See "The Merger-- Background of and Reasons for the Merger" on page 10.

  Shareholders should not send in stock certificates with their proxy cards. See "The Merger--Exchange of First Liberty Common Stock Certificates" on page 20.

                                  THE MERGER

  The following information describes the material aspects of the merger. This description does not purport to be complete and is qualified in its entirety by reference to the appendices hereto, including the merger agreement and the plan of merger, which are attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

  In the merger, First Liberty will be merged with and into BB&T and BB&T will be the surviving corporation. Shareholders of First Liberty will receive shares of the common stock of BB&T in exchange for their shares of First Liberty common stock. During the second quarter of 2000, BB&T intends to merge First Liberty's subsidiary savings bank, First Liberty Bank, into a subsidiary bank of BB&T.

Background of and Reasons for the Merger

 Background of the Merger; First Liberty's Reasons for the Merger

  Since approximately 1993, the First Liberty Board has periodically evaluated, as part of its strategic planning process, whether to remain independent or to seek a merger partner. As of June 1998, First Liberty had determined to remain independent and, although it had not adopted a formal policy, had informally reiterated that position from time to time and had routinely told potential acquirors that it intended to remain independent.

  In June 1998, Robert F. Hatcher, President and Chief Executive Officer of First Liberty, was contacted by telephone by Burney F. Warren, Executive Vice President for Acquisitions of BB&T. Mr. Hatcher had not met Mr. Warren at that time and had had no prior contact with any representative of BB&T. Mr. Warren told Mr. Hatcher that he was interested in discussing a combination of the two companies. Mr. Hatcher told him that First Liberty was not for sale, but that he would be glad to listen. Mr. Warren said he would call again to make an appointment for a meeting. Mr. Hatcher informed the First Liberty Board of Mr. Warren's call at its Corporate Strategy Committee meeting on June 24, 1998.

  On July 14, 1998, Mr. Warren visited Mr. Hatcher in Macon, Georgia and discussed the business and acquisition philosophy of BB&T and other matters of a general nature, but no specific terms of a proposed transaction were discussed. Following this meeting, there were several telephone calls between Mr. Warren and Mr. Hatcher, but still no specific terms of a proposed transaction were discussed. As a result of his on-going discussions with Mr. Warren, Mr. Hatcher had determined that the two companies had similar corporate values and corporate cultures and conducted their respective community banking businesses in a similar manner. There were no other potential merger partners with which First Liberty was having discussions.

  On August 18, 1998, Mr. Hatcher went to Winston-Salem, North Carolina to visit BB&T's offices. He met with John A. Allison IV, BB&T's Chief Executive Officer, and other BB&T representatives. Mr. Allison gave a general presentation about BB&T. No specific terms of a proposed transaction were discussed at this meeting.

  On September 21, 1998, Mr. Warren again went to Macon to meet with Mr. Hatcher. Mr. Warren expressed BB&T's desire to acquire First Liberty, and there was a discussion of social issues and other business terms, including BB&T's approach to doing business and the effects of a merger on First Liberty's employees, community boards of directors and corporate boards of directors. No discussions regarding pricing were held at this time.

  On December 18, 1998, Mr. Hatcher again visited Winston-Salem and met with Mr. Allison, Mr. Warren, and other BB&T executive officers. At this meeting, BB&T made a proposal to acquire First Liberty at a price of $30.00 per share of First Liberty common stock. Following that meeting, Mr. Hatcher reported BB&T's proposal to the First Liberty Board, and it determined that BB&T's offer was too low relative to its perceived value of First Liberty based upon internal analyses. Later that month or in early January, Mr. Hatcher informed Mr. Warren that BB&T's offer was not acceptable and that he would meet with the First Liberty Board in late

January to discuss whether to continue to remain independent and whether to retain an investment banker. On January 27, 1999, the First Liberty Board voted to retain an investment banker.

  On January 14, 1999, Mr. Hatcher and David L. Hall, First Liberty's Chief Financial Officer, met with Christopher Quackenbush, Thomas W. Killian, and James J. Gallagher of Sandler O'Neill & Partners ("Sandler O'Neill") at its offices in New York. First Liberty and Sandler O'Neill had previously discussed the possibility of Sandler O'Neill assisting First Liberty in its own acquisition work but had not discussed a proposed sale of First Liberty. Mr. Hatcher informed Sandler O'Neill that First Liberty had been approached by BB&T and of the discussions to date.

  In early February 1999, Mr. Warren contacted Mr. Hatcher by telephone and arranged a meeting to be held on February 12, 1999 in Greenville, South Carolina between Mr. Hatcher, Mr. Hall, Mr. Warren and W. R. Rowan of BB&T. At that meeting, discussions related largely to the management philosophies and operations of a BB&T region. There were no price discussions at this meeting. Later in February, there were further discussions between BB&T and Sandler O'Neill, acting on behalf of First Liberty, but no progress toward a proposed transaction was made. At its meeting on February 24, 1999, the First Liberty Board determined that continued discussions with BB&T were not resolving the price disparity and that further discussions would not be productive at that time and decided to terminate negotiations with BB&T, a message that was communicated to BB&T by Sandler O'Neill.

  BB&T again initiated discussions through Sandler O'Neill in mid-March. On April 14, 1999, a meeting was held in Atlanta between Mr. Warren, Mr. Hatcher, Mr. Hall, Mr. Quackenbush, and Mr. Gallagher to reopen negotiations for BB&T to acquire First Liberty. At this meeting, the terms of a proposed transaction, including price, were discussed. BB&T proposed a higher price than earlier in the negotiations, but still not one acceptable to First Liberty, and no agreement was reached. On April 20, 1999, the parties reached an agreement in principle. Sandler O'Neill advised the First Liberty Board that the price was fair, from a financial point of view, to First Liberty's shareholders, and the First Liberty Board deemed BB&T's increased offer acceptable.

  On April 27, 1999, the First Liberty Board held a special meeting and approved the proposed merger. On April 26, 1999, the last trading day prior to the First Liberty Board meeting, BB&T common stock closed at $39.00, for an implied transaction value, based on an assumed exchange ratio of 0.85, of $33.15 per share of First Liberty common stock, and First Liberty common stock closed at $23.25. Each member of the First Liberty Board has agreed to vote his shares of First Liberty common stock in favor of the merger.

  The First Liberty Board recommends that First Liberty shareholders vote for approval of the merger agreement and the related plan of merger.

 BB&T's Reasons for the Merger

  One of BB&T's announced objectives is to pursue in-market and contiguous state acquisitions of banks and thrifts within the $250 million to $10 billion range. BB&T management believes that First Liberty is a well-run organization that stresses customer service and loyalty and that its acquisition by BB&T represents a substantial and beneficial expansion of BB&T's franchise into economically strong markets in Georgia, including Macon and Savannah.

  In connection with BB&T's consideration of the merger, management of BB&T analyzed certain investment criteria designed to assess the impact of the merger on BB&T and its shareholders. For the purpose of this analysis, BB&T made the following assumptions:

  . BB&T's 1999 earnings per share on a stand-alone basis would be in line with the estimates published by First Call Corporation.

  . BB&T's earnings per share on a stand-alone basis for periods after 1999 would increase at an assumed annual rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 9%.

  . First Liberty's income statement and balance sheet growth on a stand-alone basis would increase at an assumed rate, determined solely for the purpose of assessing the impact of the merger as described above, of approximately 10% for 2001 and thereafter, before applying the effect of the assumptions described below.

  . Annual cost savings of approximately $11.4 million, or 25% of First Liberty's expense base, would be realized as a result of the merger, with 25% of such cost savings achieved in 1999 and the remaining 75% in 2000.

  . First Liberty's fee income ratio would ratably increase from 20.0% for quarter-to-date as of March 1999 to 25% of total revenue for the full-year 2001.

  . First Liberty's net interest margin (non-FTE) would be increased over five years to 4.30% of average earning assets.

  Using the above assumptions, BB&T analyzed the merger to determine whether it would have an accretive or dilutive effect on estimated earnings per share, return on equity, return on assets and book value per share. This analysis indicated that the merger would be accretive to book value in 1999, to estimated earnings per share (and cash basis earnings per share) in 2000 and return on assets (and cash basis return on assets) in 2001. BB&T excluded the effect of an estimated one-time charge of $11.0 million, after income tax benefits, related to consummating the merger from calculations of earnings per share, return on equity and return on assets. BB&T's analysis also indicated that the merger would cause accelerated dividend growth potential in 2000.

  In addition to the analysis described above, BB&T performed an internal rate of return analysis for this transaction. The purpose of this analysis was to determine if the projected performance of First Liberty, after applying the assumptions described above, would conform to BB&T's criteria. BB&T's current minimum internal rate of return requirement for this type of investment is 15%. The analysis performed in connection with the First Liberty merger indicated that the projected internal rate of return is 15.03%.

  None of the above information has been updated since the date of the merger agreement. There can be no certainty that the results reflected in the above information will be achieved or that actual results will not vary materially from the estimated results. For more information concerning the factors that could affect actual results, see "A Warning About Forward-Looking Information" on page iii.

Opinion of Financial Advisor to First Liberty

  By letter agreement dated as of February 5, 1999, First Liberty retained Sandler O'Neill as an independent financial advisor in connection with First Liberty's consideration of a possible business combination with BB&T. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

  Sandler O'Neill acted as financial advisor to First Liberty in connection with the merger and participated in certain of the negotiations leading to the merger agreement. In connection with Sandler O'Neill's engagement, the First Liberty Board also requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the exchange ratio to the First Liberty shareholders. Representatives of Sandler O'Neill attended the First Liberty Board meeting on April 27, 1999 at which the First Liberty Board considered the merger agreement and delivered to the First Liberty Board its opinion that, as of such date, the exchange ratio was fair, from a financial point of view, to the First Liberty shareholders. Sandler O'Neill has also delivered to the First Liberty Board a written opinion dated the date of this proxy statement/prospectus (the "Sandler Opinion") which is substantially identical to the April 27, 1999 opinion. The full text of the Sandler Opinion is attached as Appendix B to this proxy statement/prospectus. The Sandler Opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering the opinion. The Sandler Opinion is incorporated by reference into this description of the opinion and this description is qualified in its entirety by reference to the Sandler Opinion. First Liberty shareholders are urged to carefully read the Sandler Opinion in connection with their consideration of the proposed merger.

  The Sandler Opinion was directed to the First Liberty Board and was provided to the First Liberty Board for its information in considering the merger. The Sandler Opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to First Liberty shareholders. It does not address the underlying business decision of First Liberty to engage in the merger or any other aspect of the merger and is not a recommendation to any First Liberty shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other related matter.

  In rendering its April 27, 1999 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion.

  In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Liberty, BB&T and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Liberty Board at the April 27, 1999 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of First Liberty common stock or BB&T common stock or the prices at which First Liberty common stock or BB&T common stock may be sold at any time.

  Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based on the closing price of BB&T common stock on April 26, 1999 of $39.00 and an exchange ratio of 0.8500, Sandler O'Neill calculated an implied transaction value per share of First Liberty common stock of $33.15. The implied aggregate transaction value was $487.7 million, based upon the implied transaction value of $33.15 per share and 14.7 million fully diluted shares of First Liberty common stock outstanding, which was determined using the treasury stock method at the implied value. Based upon the implied transaction value and First Liberty's March 31, 1999 financial information, Sandler O'Neill calculated the following ratios:

      Transaction value per share/Tangible book value per share......... 3.83x
      Transaction value per share/Book value per share.................. 3.52x
      Transaction value per share/Last twelve months' earnings per share............................................................ 26.7x
      Transaction value per share/Last twelve months' Core earnings per share............................................................ 24.2x

  For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Core earnings per share excluded non-recurring expenses of $0.13 per share related to First Liberty's June 19, 1998 merger with Southland Bank Corp. Sandler O'Neill noted that at an exchange ratio of 0.8500, the First Liberty common stock dividend would effectively be increased from an annualized rate of $0.380 per share to an annualized rate of $0.595 per share of BB&T common stock as a result of this transaction.

  Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of First Liberty common stock and BB&T common stock, and the relationship between the movements in the prices of First Liberty common stock and the BB&T common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index (the "S&P Index"), the NASDAQ Bank Index (the "Bank Index") and, in the case of First Liberty, the median performance of a composite group of publicly traded regional savings institutions selected by Sandler O'Neill and, in the case of BB&T, the median performance of a composite group of regional commercial banks selected by Sandler O'Neill. During the one year period ended April 26, 1999, the First Liberty common stock outperformed the Bank Index and its composite peer group and underperformed the S&P Index. In that same period, BB&T common stock outperformed each of the indices to which it was compared.

  Comparable Company Analysis. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for First Liberty, one group of savings institutions and two groups of commercial banks. The group of savings institutions consisted of First Liberty and the following six publicly traded regional savings institutions (the "Regional Savings Institution Group"): BankUnited Financial Corp., First Financial Holdings Inc., Harbor Florida Bancshares Inc., Eagle Bancshares, Coastal Financial Corp. and CENIT Bancorp Inc. The first group of commercial banks consisted of the following fourteen publicly traded regional commercial banks (the "Regional Commercial Bank Group"): First Citizens Bancorp of SC, WesBanco Inc., Triangle Bancorp Inc., First Charter Corp., Hamilton Bancorp Inc., Alabama National BanCorp., Simmons First National Corp., Premier Bancshares Inc., Capital City Bank Group Inc., Seacoast Banking Corp. of FL, Peoples Holding Co., Century South Banks Inc., First Community Bancshares Inc. and Anchor Financial Corp. Sandler O'Neill also compared First Liberty to a group of thirteen publicly traded commercial banks which had a return on average equity (based on last twelve months' earnings) of greater than 16% and a price to tangible book value of greater than 205% (the "Highly Valued Group"). The Highly Valued Group included the following institutions: TrustCo Bank Corp. of NY, Park National Corp., Chittenden Corp., National Penn Bancshares Inc., Greater Bay Bancorp, Cathay Bancorp Inc., Hamilton Bancorp Inc., CVB Financial Corp., Mississippi Valley Bancshares, Sterling Bancshares Inc., Premier Bancshares Inc., Harleysville National Corp. and Frontier Financial Corp. The analysis compared publicly available financial information for First Liberty as of and for each of the years ended September 30, 1993 through September 30, 1997 and as of and for the twelve months ended March 31, 1999 and the median data for each of the Regional Savings Institution Group, the Regional Commercial Bank Group and the Highly Valued Group as of and for each of the years ended December 31, 1993 through December 31, 1998.

  Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for BB&T and two different groups of commercial banks. The first group consisted of BB&T and the following eleven publicly traded large regional commercial banks (the "Large Regional Commercial Bank Group"): BankAmerica Corp., First Union Corp., SunTrust Banks Inc., Wachovia Corp., SouthTrust Corp., Regions Financial Corp., Union Planters Corp., First American Corp., AmSouth Bancorp, Colonial BancGroup Inc. and Synovus Financial Corp. The second group consisted of BB&T and the following seven publicly traded large commercial banks which had a return on average equity (based on last twelve months' earnings) of greater than 16% and a price to tangible book value of greater than 260% (the "Large Highly Valued Group"). The Large Highly Valued Group was comprised of KeyCorp, PNC Bank Corp., Mellon Bank Corp., Comerica Inc., Summit Bancorp, Fifth Third Bancorp and First Security Corp. The analysis compared publicly available financial information for BB&T and the median data for each of the Large Regional Commercial Bank Group and the Large Highly Valued Group as of and for each of the years ended December 31, 1993 through December 31, 1997 and as of and for the twelve months ended March 31, 1999.

  No company included in the above analysis is identical to BB&T or First Liberty. Accordingly, an analysis of comparable companies is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of BB&T and First Liberty and the companies to which they are being compared.

  Analysis of Selected Merger Transactions. Sandler O'Neill reviewed certain other merger or acquisition transactions announced during the twelve months prior to April 26, 1999 involving publicly traded commercial banks as acquired institutions. Sandler O'Neill reviewed 328 transactions announced nationwide with transaction values greater than $15 million ("Nationwide Commercial Bank Transactions") and 19 transactions announced nationwide with transaction values greater than $200 million and less than $1 billion ("Large Nationwide Commercial Bank Transactions"). Sandler O'Neill reviewed the ratios of deal price to last four quarters' earnings per share, deal price to last twelve months' core earnings per share, deal price to book value, deal price to tangible book value, tangible book premium to core deposits, deal price to total deposits and deal price to total assets and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to First Liberty's financial information as of and for the twelve months ended March 31, 1999. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of First Liberty common stock of $22.50 to $29.04 based upon the median multiples for Nationwide Commercial Bank Transactions and $29.25 to $33.98 based upon the median multiples for Large Nationwide Commercial Bank Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of First Liberty common stock in the merger was $33.15.

                                                          Large Nationwide
                              Nationwide Commercial          Commercial
                                Bank Transactions        Bank Transactions
                              -------------------------  ---------------------
                                Median       Implied      Median     Implied
                               Multiple       Value      Multiple     Value
                              -----------   -----------  ---------   ---------
Deal price/LTM earnings per
 share.......................       21.20x  $     26.29      24.81x  $   30.76
Deal price/LTM Core earnings
 per share...................       21.20x        29.04      24.81x      33.98
Deal price/Book value........        2.50x        23.55       3.21x      30.29
Deal price/Tangible book
 value.......................        2.60x        22.50       3.38x      29.25
Deal price/Total deposits....       26.62%        22.69      37.88%      32.29
Tangible book premium/Core
 deposits....................       19.06%        23.94      30.06%      32.86
Deal price/Total assets......       23.09%        26.67      29.26%      33.80

  Sandler O'Neill reviewed certain other merger or acquisition transactions announced during the six months prior to April 26, 1999 involving publicly traded commercial banks as acquired institutions. Sandler O'Neill reviewed 125 transactions announced nationwide with transaction values greater than $15 million ("Last Six Months' Nationwide Commercial Bank Transactions") and 8 transactions announced nationwide with transaction values greater than $200 million and less than $1 billion ("Last Six Months' Large Nationwide Commercial Bank Transactions"). Sandler O'Neill reviewed the ratios of deal price to last four quarters' earnings per share, deal price to last twelve months' core earnings per share, deal price to book value, deal price to tangible book value, tangible book premium to core deposits, deal price to total deposits and deal price to total assets and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to First Liberty's financial information as of and for the twelve months ended March 31, 1999. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of First Liberty common stock of $21.44 to $29.06 based upon the median multiples for Last Six Months' Nationwide Commercial Bank Transactions and $27.31 to $32.28 based upon the median multiples for Last Six Months' Large Nationwide Commercial Bank Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of First Liberty common stock in the merger was $33.15.

                                              Last Six Months  Last Six Months
                                                 Nationwide    Large Nationwide
                                              Commercial Bank  Commercial Bank
                                                Transactions     Transactions
                                              ---------------- ----------------
                                               Median  Implied  Median  Implied
                                              Multiple  Value  Multiple  Value
                                              -------- ------- -------- -------
Deal price/LTM earnings per share............  21.21x  $26.30   23.57x  $29.22
Deal price/LTM Core earnings per share.......  21.21x   29.06   23.57x   32.28
Deal price/Book value........................   2.34x   22.03    2.90x   27.31
Deal price/Tangible book value...............   2.48x   21.44    3.31x   28.65
Deal price/Total deposits....................  26.26%   22.39   35.37%   30.15
Tangible book premium/Core deposits..........  17.39%   22.60   28.26%   31.40
Deal price/Total assets......................  22.58%   26.08   24.77%   28.61

  Sandler O'Neill reviewed certain other merger or acquisition transactions announced during the twelve months prior to April 26, 1999 involving publicly traded savings institutions as acquired institutions. Sandler O'Neill reviewed 72 transactions announced nationwide with transaction values greater than $15 million ("Nationwide Savings Institution Transactions") and 7 transactions announced nationwide with transaction values greater than $200 million and less than $1 billion ("Large Nationwide Savings Institution Transactions"). Sandler O'Neill reviewed the ratios of deal price to last four quarters' earnings per share, deal price to last twelve months' core earnings per share, deal price to book value, deal price to tangible book value, tangible book premium to core deposits, deal price to total deposits and deal price to total assets and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to First Liberty's financial information as of and for the twelve months ended March 31, 1999. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of First Liberty common stock of $16.87 to $34.35 based upon the median multiples for Nationwide Savings Institution Transactions and $22.96 to $37.72 based upon the median multiples for Large Savings Institution Nationwide Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of First Liberty common stock in the merger was $33.15.

                                                 Nationwide    Large Nationwide
                                                  Savings          Savings
                                                Institutions     Institutions
                                                Transactions     Transactions
                                              ---------------- ----------------
                                               Median  Implied  Median  Implied
                                              Multiple  Value  Multiple  Value
                                              -------- ------- -------- -------
Deal price/LTM earnings per share............  25.07x  $31.09   27.53x  $34.14
Deal price/LTM Core earnings per share.......  25.07x   34.35   27.53x   37.72
Deal price/Book value........................   1.95x   18.38    2.47x   23.26
Deal price/Tangible book value...............   1.95x   16.87    2.65x   22.96
Deal price/Total deposits....................   30.45%  25.96    39.80%  33.93
Tangible book premium/Core deposits..........   16.83%  22.14    21.98%  26.31
Deal price/Total assets......................   21.47%  24.80    24.52%  28.33

  Sandler O'Neill reviewed certain other merger or acquisition transactions announced during the six months prior to April 26, 1999 involving publicly traded savings institutions as acquired institutions. Sandler O'Neill reviewed 28 transactions announced nationwide with transaction values greater than $15 million ("Last Six Months' Nationwide Savings Institution Transactions") and three transactions announced nationwide with transaction values greater than $200 million and less than $1 billion ("Last Six Months' Large Nationwide Savings Institution Transactions"). Sandler O'Neill reviewed the ratios of deal price to last four quarters' earnings per share, deal price to last twelve months' core earnings per share, deal price to book value, deal price to tangible book value, tangible book premium to core deposits, deal price to total deposits and deal price to total assets and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. These multiples were applied to First Liberty's financial information as of and for the twelve months ended March 31, 1999. As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of First Liberty common stock of $18.10 to $32.40 based upon the median multiples for Last Six Months' Nationwide Savings Institution Transactions and $28.07 to $34.17 based upon the median multiples for

Last Six Months' Large Nationwide Savings Institution Transactions. As calculated by Sandler O'Neill, the implied transaction value per share of First Liberty common stock in the merger was $33.15.

                                              Last Six Months  Last Six Months
                                                 Nationwide    Large Nationwide
                                                  Savings          Savings
                                                Institutions     Institutions
                                                Transactions     Transactions
                                              ---------------- ----------------
                                               Median  Implied  Median  Implied
                                              Multiple  Value  Multiple  Value
                                              -------- ------- -------- -------
Deal price/LTM earnings per share............  23.65x  $29.33   20.49x  $25.41
Deal price/LTM Core earnings per share.......  23.65x   32.40   20.49x   28.07
Deal price/Book value........................   1.95x   18.43    3.33x   31.40
Deal price/Tangible book value...............   2.09x   18.10    3.33x   28.84
Deal price/Total deposits....................  25.96%   22.13   39.80%   33.93
Tangible book premium/Core deposits..........  12.28%   18.46   31.68%   34.17
Deal price/Total assets......................  19.99%   23.09   27.63%   31.92

  No company involved in the transactions included in the above analysis is identical to BB&T or First Liberty and no transaction included in the above analysis is identical to the merger. Accordingly, an analysis of comparable transactions is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of BB&T and First Liberty and the companies to which they are being compared.

  Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of First Liberty through its fiscal year 2005 under various circumstances, assuming First Liberty's current dividend payout ratio and assuming that First Liberty performed in accordance with the earnings forecasts of its management. To approximate the terminal value of First Liberty common stock at September 30, 2005, Sandler O'Neill applied price to earnings multiples ranging from 16.0x to 26.0x and applied multiples of tangible book value ranging from 200% to 450%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Liberty common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of First Liberty common stock of $20.90 to $42.26 when applying the price/earnings multiples and $18.89 to $52.90 when applying multiples of tangible book value. As calculated by Sandler O'Neill, the implied transaction value per share of First Liberty common stock in the merger was $33.15.

                              Price/Earnings                       Tangible Book Value
                                 Multiples                              Multiples
                           ---------------------------------       -------------------------------
     Discount Rate          16.0x               26.0x               2.0x               4.5x
     -------------         -------             -------             ------             ------
          9.0%             $ 26.82             $ 42.26             $25.33             $52.90
         11.0                24.67               38.80              22.95              47.70
         13.0                22.70               35.64              20.81              43.03
         15.0                20.90               32.75              18.89              38.86

  In connection with its analysis, Sandler O'Neill considered and discussed with the First Liberty Board how the present value analysis would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net interest spread, non-interest income, non-interest expenses and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

  Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon a transaction value of $33.15 and assuming that the price of BB&T common stock was $39.00 per share, BB&T's and First Liberty's current and projected income statements and balance sheets, and assumptions regarding the economic environment, accounting and tax treatment of the merger, charges associated with the merger, operating efficiencies and other adjustments discussed with the senior managements of First Liberty and BB&T. Sandler O'Neill assumed a closing date for the merger of September 30, 1999. As illustrated in the following table, this analysis indicated that the merger would be accretive to BB&T's earnings per share for the twelve months ended September 30, 2000 and accretive to tangible book value per share of BB&T common stock as of September 30, 2000. The actual results achieved by BB&T may vary from projected results and the variations may be material.

   Twelve months ended September 30, 2000
   --------------------------------------
   BB&T Projected stand-alone GAAP earnings per share................... $ 2.07
   BB&T Pro forma GAAP earnings per share............................... $ 2.09
   BB&T Stand-alone tangible book value per share....................... $10.43
   BB&T Pro forma tangible book value per share......................... $10.51
   BB&T Stand-alone Cash earnings per share............................. $ 2.19
   BB&T Pro forma Cash earnings per share............................... $ 2.21

  In connection with rendering its April 27, 1999 opinion, Sandler O'Neill reviewed, among other things: (1) the merger agreement and exhibits thereto;
(2) the stock option agreement between First Liberty and BB&T; (3) certain publicly available financial statements of First Liberty and other historical financial information provided by First Liberty that Sandler O'Neill deemed relevant; (4) certain publicly available financial statements of BB&T that Sandler O'Neill deemed relevant; (5) certain financial analyses and forecasts of First Liberty prepared by and/or reviewed with management of First Liberty and the views of senior management of First Liberty regarding First Liberty's past and current business, results of operations, financial condition and future prospects; (6) consensus earnings per share estimates for BB&T published by First Call for the years ending 1999 and 2000 and the views of senior management of BB&T regarding BB&T's past and current business, results of operations, financial condition and future prospects; (7) the pro forma impact of the merger; (8) the publicly reported historical price and trading activity for First Liberty common stock and BB&T common stock, including a comparison of certain financial and stock market information for First Liberty and BB&T with similar publicly available information for certain other companies the securities of which are publicly traded; (9) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (10) the current market environment generally and the banking environment in particular; and (11) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant. Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

  In connection with rendering the Sandler Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its April 27, 1999 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the other factors considered in rendering its opinion.

  In performing its reviews and analyses, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability for independently verifying the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of First Liberty or BB&T or any of their respective subsidiaries, or the collectability of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it has not made an independent evaluation of the adequacy of the allowance for loan losses of First Liberty or BB&T, nor has it reviewed any individual credit files relating to First Liberty or BB&T. With First Liberty's consent, Sandler O'Neill has assumed that the respective allowances for loan losses for both First Liberty and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of First Liberty or BB&T. With respect to all financial projections reviewed with First

Liberty's management and the published earnings per share estimates of BB&T used by Sandler O'Neill in its analyses, Sandler O'Neill assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of those preparing them of the respective future financial performances of First Liberty and BB&T and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such financial projections or estimates or the assumptions on which they were based.

  Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with First Liberty's consent, that there has been no material change in First Liberty's and BB&T's assets, financial condition, results of operations, business, or prospects since the date of the last publicly filed financial statements available to them, that First Liberty and BB&T will remain as going concerns for all periods relevant to its analyses, and that the merger will be accounted for as a pooling of interests and will qualify as a tax-free reorganization for federal income tax purposes.

  First Liberty has agreed to pay Sandler O'Neill a transaction fee in connection with the merger, which is contingent upon the consummation of the merger. Based on the closing price of First Liberty common stock on September 13, 1999 (the latest practicable date prior to the date of this proxy statement/prospectus), First Liberty would pay Sandler O'Neill a transaction fee of approximately $2,121,990. First Liberty has paid Sandler O'Neill a fee of $250,000 for rendering its fairness opinion, which will be credited against that portion of the transaction fee due upon consummation of the merger. First Liberty has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

  In the ordinary course of its business as a broker-dealer, Sandler O'Neill may purchase securities from and sell securities to First Liberty and BB&T and may actively trade the equity or debt securities of First Liberty and BB&T and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Exchange Ratio

  At the effective time of the merger, First Liberty will be merged with and into BB&T, and BB&T will be the surviving corporation in the merger. In the merger, each share of First Liberty common stock outstanding at the effective time will be converted into the right to receive a portion of a share of BB&T common stock that will depend on the average reported closing price of BB&T common stock on the New York Stock Exchange Composite Transaction List for the ten trading days (determined by excluding days on which the NYSE is closed) ending on the tenth calendar day preceding the effective time of the merger (the "Closing Value"):

  . if the Closing Value is at least $38.22 but not more than $39.12, each share of First Liberty common stock will be converted into the right to receive a number of shares of BB&T common stock equal to $33.25 divided by the Closing Value;

  . if the Closing Value is less than $38.22, each share of First Liberty common stock will be converted into the right to receive 0.87 of a share of BB&T common stock; and

  . if the Closing Value is more than $39.12, each share of First Liberty common stock will be converted into the right to receive 0.85 of a share of BB&T common stock.

  First Liberty shareholders should be aware that the actual market value of a share of BB&T common stock at the effective time and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of First Liberty common stock may be more or less than the Closing Value. First Liberty shareholders are urged to obtain information on the market value of BB&T common stock that is more recent than that provided in this proxy statement/prospectus. See "Summary--Comparative Market Prices and Dividends" on page 5.

  No fractional shares of BB&T common stock will be issued in the merger. Holders of First Liberty common stock otherwise entitled to a fractional share will be paid an amount in cash determined by multiplying the fractional part of such share of BB&T common stock by the Closing Value.

Exchange of First Liberty Common Stock Certificates

  At the effective time, by virtue of the merger and without any action on the part of First Liberty or the holders of First Liberty common stock, each share of First Liberty common stock issued and outstanding immediately before the effective time will be converted into and will represent the right to receive, upon surrender of the certificate representing such share of First Liberty common stock as described below, whole shares of BB&T common stock and cash in lieu of any fractional share interest. Promptly after the effective time, BB&T will deliver or mail to each First Liberty shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates that, immediately before the effective time, represented any shares of First Liberty common stock. Upon surrender of these certificates or other satisfactory evidence of ownership, together with such letter of transmittal duly executed and completed in accordance with its instructions and such other documents as may be reasonably requested, BB&T will promptly transfer the merger consideration to the persons entitled to receive it.

  Holders of First Liberty common stock should not send in their stock certificates until they receive transmittal forms and instructions.

  Until surrendered as described above, each outstanding certificate that prior to the effective time represented one or more shares of First Liberty common stock will be deemed upon the effective time for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on the merger consideration upon the surrender of the certificate or certificates representing shares of First Liberty common stock. With respect to any certificate for First Liberty common stock that has been lost or destroyed, BB&T will pay the merger consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares in question. After the effective time, no transfer of the shares of First Liberty common stock outstanding immediately before the effective time will be made on the stock transfer books of BB&T.

  BB&T will pay any dividends or other distributions with a record date before the effective time that have been declared or made by First Liberty in respect of shares of First Liberty common stock in accordance with the terms of the merger agreement and that remain unpaid at the effective time. To the extent permitted by law, former shareholders of record of First Liberty will be entitled to vote after the effective time at any meeting of BB&T shareholders the number of whole shares of BB&T common stock into which their respective shares of First Liberty common stock are converted, regardless of whether such holders have exchanged their certificates representing First Liberty common stock for certificates representing BB&T common stock. Whenever a dividend or other distribution is declared by BB&T on the BB&T common stock, the record date for which is at or after the effective time, the declaration will include dividends or other distributions on all shares of BB&T common stock issuable pursuant to the merger agreement, but after the effective time no dividend or other distribution payable to the holders of record of BB&T common stock as of any time subsequent to the effective time will be delivered to the holder of any certificate representing First Liberty common stock until such holder surrenders such certificate for exchange as described above. Upon surrender of such certificate, both the BB&T common stock certificate and any undelivered dividends and cash payments payable under the merger agreement (without interest) will be delivered and paid with respect to each share of First Liberty common stock represented by such certificate.

The Merger Agreement

 Effective Date and Time of the Merger

  The merger agreement provides that the closing of the merger will take place on the business day designated by BB&T after September 30, 1999 that is within 30 days following the satisfaction of the conditions to the completion of the merger, or such later date as the parties may otherwise agree. The effective time will occur at the time and date specified in the articles of merger to be filed with the Secretary of State of North Carolina and the Secretary of State of Georgia. It is currently anticipated that the filing of the articles of merger will take place as soon as practicable following the date on which the merger agreement and the plan of merger is approved by the First Liberty shareholders and all other conditions to the respective obligations of BB&T and First Liberty to complete the merger have been satisfied. If the merger is approved at the meeting, it is currently anticipated that the filing of the articles of merger and the effective time will occur during the fourth quarter of 1999.

 Conditions to the Merger

  The obligations of BB&T and First Liberty to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the effective time:

  . all corporate action necessary to authorize the performance of the merger agreement and the plan of merger must have been duly and validly taken, including the approval of the shareholders of First Liberty of the merger agreement and the plan of merger;

  . BB&T's registration statement on Form S-4 relating to the merger (including any post-effective amendments) must be effective under the Securities Act of 1933, as amended (the "Securities Act"), no proceedings may be pending or threatened by the SEC to suspend the effectiveness of the registration statement and the BB&T common stock to be issued in the merger must either have been registered or be subject to exemption from registration under applicable state securities laws;

  . the parties must have received all regulatory approvals required in connection with the transactions in the merger agreement, all notice periods and waiting periods required with respect to the approvals must have passed and all approvals must be in effect;

  . neither BB&T nor First Liberty nor any of their respective subsidiaries may be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits completion of the transactions in the merger agreement; and

  . First Liberty and BB&T must have received an opinion of BB&T's legal counsel, Womble Carlyle Sandridge & Rice, PLLC, in form and substance satisfactory to First Liberty and BB&T, substantially to the effect that the merger will constitute one or more reorganizations under Section 368 of the Internal Revenue Code of 1986, as amended, and that the shareholders of First Liberty will not recognize any gain or loss to the extent that they exchange shares of First Liberty common stock for shares of BB&T common stock.

  The obligations of First Liberty to carry out the transactions in the merger agreement are also subject to the satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by First Liberty:

  . BB&T must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . the shares of BB&T common stock to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

  . First Liberty must have received certain closing certificates and legal opinions from BB&T and its counsel.

  In addition, all representations and warranties of BB&T will be evaluated as of the date of the merger agreement and as of the effective time as though made on and as of the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by First Liberty. The representations and warranties of BB&T concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its authorization and the binding nature of the merger agreement and

  . the absence of any conflict between the transactions in the merger agreement and BB&T's articles of incorporation or bylaws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of BB&T set forth in the merger agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a material adverse effect on BB&T.

  The obligations of BB&T to carry out the transactions in the merger agreement are also subject to satisfaction of the following additional conditions at or before the effective time, unless, where permissible, waived by BB&T:

  . no regulatory approval may have imposed any condition or requirement that, in the reasonable opinion of the BB&T Board, would so materially adversely affect the business or economic benefits to BB&T of the transactions in the merger agreement as to render their completion inadvisable or unduly burdensome;

  . First Liberty must have performed in all material respects all obligations and complied in all material respects with all covenants required by the merger agreement;

  . BB&T must have received agreements from certain affiliates of First Liberty concerning the shares of BB&T common stock to be received by them;

  . BB&T must have received certain closing certificates and legal opinions from First Liberty and its counsel;

  . BB&T must have received letters from Arthur Andersen, LLP, dated as of the filing of the registration statement and as of the effective time, to the effect that the merger will qualify for pooling-of-interests accounting treatment; and

  . BB&T must have received executed employment agreements from Robert F. Hatcher, Lee B. Murphey and Larry D. Flowers, in each case with substantially the terms described elsewhere herein.

  In addition, all representations and warranties of First Liberty will be evaluated as of the date of the merger agreement and as of the effective time as though made on and as of the effective time (or on the date designated, in the case of any representation and warranty that specifically relates to an earlier date), except as otherwise provided in the merger agreement or consented to in writing by BB&T. The representations and warranties of First Liberty concerning

  .  its capitalization,

  . its and its subsidiaries' organization and authority to conduct business,

  .  its ownership of its subsidiaries,

  .  its authorization and the binding nature of the merger agreement,

  . the absence of conflict between the transactions in the merger agreement and First Liberty's amended and restated articles of incorporation or bylaws,

  . its forbearance from taking any actions that would negatively affect the pooling-of-interests or tax-free elements of the merger or the receipt of necessary regulatory approvals and

  . actions taken to exempt the merger from any applicable anti-takeover laws must be true and correct (except for inaccuracies that are de minimis in amount). Moreover, there must not exist inaccuracies in any of the representations and warranties of First Liberty set forth in the merger agreement such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a material adverse effect on First Liberty.

 Conduct of First Liberty's and BB&T's Business Prior to the Effective Time of the Merger

  Except with the prior consent of BB&T, before the effective time First Liberty may not, and must cause each of its subsidiaries not to:

  . carry on its business except in the ordinary course and in substantially the same manner as previously conducted, or establish or acquire any new subsidiary or engage in any new type of activity or expand any existing activities;

  . declare or pay any distribution on its capital stock, other than regularly scheduled quarterly dividends of $.095 per share of First Liberty common stock payable on record dates and in amounts consistent with past practices (except that any dividend declared or payable in the quarterly period during which the effective time occurs may, unless otherwise agreed, be declared with a record date before the effective time only if the normal record date for payment of the corresponding quarterly dividend on BB&T common stock is before the effective time);

  . issue any shares of capital stock, except under its stock option plans, Employee Savings and Stock Ownership Plan or the option granted to BB&T in connection with the merger agreement;

  . issue or authorize any rights to acquire capital stock or effect any recapitalization, reclassification, stock dividend, stock split or similar change in capitalization, except that, on or before the earlier to occur of November 30, 1999 and the effective time of the merger, First Liberty may, consistent with past practice and subject to the restriction on increasing compensation set forth below, grant stock options for First Liberty's fiscal year ending September 30, 1999 based on First Liberty's financial performance for such fiscal year (1) to purchase up to 116,850 shares of First Liberty common stock in the aggregate to approximately 40 First Liberty employees under its stock option plans based upon each such employee's performance under the First Liberty Performance Excellence Plan and (2) to purchase up to 116,000 shares of First Liberty common stock in the aggregate to approximately 11 executive officers and nine directors of First Liberty under its stock option plans; provided, that any First Liberty employee to whom any such options are issued who would otherwise be eligible to receive stock options from BB&T in the first quarter of 2000 will not be so eligible;

  .  amend its articles of incorporation or bylaws;

  . impose or permit the imposition or existence of any lien, charge or encumbrance on any share of stock held by it in any First Liberty subsidiary or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

  . merge with any other entity or permit any other entity to merge into it, acquire control over any other entity or dispose of any assets or acquire any assets, in each case other than in the ordinary course of its business consistent with past practice;

  . fail to comply in any material respect with any legal requirements applicable to it and to the conduct of its business;

  . increase the compensation of any of its directors, officers or employees (excluding increases resulting from the exercise of outstanding compensatory stock options), or pay or agree to pay any bonus or provide any new employee benefit or incentive, except for increases or payments made in the ordinary course under existing arrangements;

  . enter into or substantially modify (except as may be required by law) any employee benefit, incentive or welfare arrangement, or any related trust agreement, relating to any of its directors, officers or other employees (other than renewal of any of arrangement consistent with past practice or amendment of First Liberty's Shareholder Rights Plan only to extend its term, if and to the extent that BB&T determines that such amendment will not cause the merger not to be accounted for as a pooling of interests);

  . solicit inquiries or proposals with respect to, furnish any information relating to, or participate in any discussions concerning, any other business combination with First Liberty or any First Liberty subsidiary, or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required or any such discussions are sought (except that this would not apply to an unsolicited offer if First Liberty is advised by legal counsel that in its opinion the failure to furnish information or negotiate would likely constitute a breach of the fiduciary duty of the First Liberty Board to the First Liberty shareholders);

  . enter into (a) any material agreement or commitment not made in the ordinary course, (b) any material agreement, indenture or other instrument not made in the ordinary course relating to the borrowing of money by First Liberty or a First Liberty subsidiary or guarantee by First Liberty or a First Liberty subsidiary of any obligation, (c) any agreement or commitment relating to the employment or severance of a consultant or the employment, severance or retention in office of any director, officer or employee (except for the election of directors or the reappointment of officers in the normal course) or (d) any contract, agreement or understanding with a labor union;

  . change its lending, investment or asset liability management policies in any material respect, except as required by applicable law and except that after shareholder approval of the merger agreement and receipt of necessary regulatory approvals, First Liberty will cooperate with BB&T to adopt policies, practices and procedures consistent with those used by BB&T and in accordance with generally accepted accounting principles and all applicable regulations;

  . change its methods of accounting in effect at September 30, 1998, except as required by changes in accounting principles reasonably concurred in by BB&T, or change any of its federal income tax reporting methods from those used in the preparation of its tax returns for the year ended September 30, 1998, except as required by changes in law;

  . incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $100,000 for any one expenditure or $1,000,000 in the aggregate;

  . incur any new indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank, draws on its existing line of credit with SunTrust Bank and reverse repurchase arrangements, in each case in the ordinary course;

  . take any action that could reasonably be expected to (a) cause the merger not to be accounted for as a pooling of interests or not to constitute a tax-free reorganization as determined by BB&T, (b) result in any inaccuracy of a representation or warranty that would permit termination of the merger agreement or (c) cause any of the conditions to the merger to fail to be satisfied;

  . except in connection with the possible sale of two of its branches as disclosed to BB&T as of the date of the merger agreement, dispose of any material assets other than in the ordinary course; or

  .  agree to do any of the foregoing.

  Except with the prior consent of First Liberty, before the effective time neither BB&T nor any subsidiary of BB&T may take any action that would or might be expected to

  . cause the merger not to constitute a pooling of interests or a tax-free reorganization;

  . result in any inaccuracy of a representation or warranty that would allow for termination of the merger agreement;

  . cause any of the conditions precedent to the transactions in the merger agreement to fail to be satisfied;

  . exercise the option agreement executed concurrently with the merger agreement other than in accordance with its terms or dispose of shares of First Liberty common stock acquired under that agreement other than in accordance with its terms; or

  . fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

 Waiver; Amendment; Termination; Expenses

  Except with respect to any required regulatory approval, BB&T or First Liberty may at any time (whether before or after approval of the merger agreement and the plan of merger by the First Liberty shareholders) extend the time for the performance of any of the obligations or other acts of the other party and may waive (a) any inaccuracies of the other party in the representations or warranties contained in the merger agreement, the plan of merger or any document delivered pursuant thereto, (b) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained in the merger agreement or in the plan of merger or (c) the performance by the other party of any of its obligations set out therein. The parties may also mutually amend or supplement the merger agreement in writing at any time. No such extension, waiver, amendment or supplement after approval by the First Liberty shareholders of the merger agreement and the plan of merger, however, may modify the amount of the consideration to be provided to holders of First Liberty common stock upon completion of the merger.

  If any of the conditions to the obligation of either party to complete the merger is not fulfilled, such party will consider the materiality of such nonfulfillment. In the case of the nonfulfillment of a condition to First Liberty's obligations, First Liberty will, if it believes appropriate under the circumstances, resolicit shareholder approval of the merger agreement and the plan of merger and in connection therewith provide appropriate information concerning such nonfulfillment.

  The merger agreement may be terminated, and the merger may be abandoned:

  . at any time before the effective time, by the mutual consent in writing of BB&T and First Liberty;

  . at any time before the effective time, by either party (a) in the event of a material breach by the other party of any covenant or agreement contained in the merger agreement or (b) in the event of an inaccuracy of any representation or warranty of the other party contained in the merger agreement that would provide the nonbreaching party the ability to refuse to complete the merger under the applicable standard set forth in the merger agreement (see "--Conditions to the Merger"); and, in the case of (a) or (b), if such breach or inaccuracy has not been cured by the earlier of 30 days following notice of such breach to the party committing such breach or inaccuracy or the effective time;

  . at any time before the effective time, by either party in writing, if any of the conditions precedent to the obligations of the other party to complete the transactions in the merger agreement cannot be satisfied or fulfilled before the date on which the effective time is to occur, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings;

  . at any time, by either party in writing, if any of the applications for prior regulatory approval are denied, and the time period for appeals and requests for reconsideration has run;

  . at any time, by either party in writing, if the shareholders of First Liberty do not approve the merger agreement and the plan of merger; or

  . at any time following December 31, 1999, by either party in writing, if the effective time has not occurred by the close of business on such date and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings.

  If the merger agreement is terminated pursuant to any of the provisions described above, both the merger agreement and the plan of merger will become void and have no effect, except that (a) provisions in the merger agreement relating to confidentiality and expenses will survive any such termination and
(b) a termination for an
uncured breach of a covenant or agreement or inaccuracy in a representation or warranty will not relieve the breaching party from liability for that breach or inaccuracy.

  Each party to the merger agreement will pay all expenses incurred by it in connection with the merger agreement and the merger, except that printing expenses and SEC registration fees incurred in connection with the registration statement will be paid 50% by BB&T and 50% by First Liberty.

Interests of Certain Persons in the Merger

  Certain members of First Liberty's management, including all of its directors, have interests in the merger that are in addition to their interests as shareholders of First Liberty generally. The First Liberty Board was aware of these factors and considered them, among other matters, in approving the merger agreement.

 Employment Agreements

  In connection with the merger, Branch Banking and Trust Company, BB&T's North Carolina banking subsidiary ("BB&T-NC" or the "Employer") will enter into an employment agreement with Robert F. Hatcher, with a term ending on November 15, 2006 (Mr. Hatcher's sixty-fifth birthday) and a three-year employment agreement with each of Larry D. Flowers and Lee B. Murphey. It is also anticipated that BB&T-NC will enter into a three-year employment agreement with each of J. Larry Wallace, George A. Molloy and Robert W. Aiken (together with Messrs. Hatcher, Flowers and Murphey, the "Senior Executives"), an eighteen-month employment agreement with each of Charles G. Davis and David
L. Hall and a twelve-month employment agreement with each of Marian M. Mackle and Richard A. Hills, Jr. (Messrs. Davis, Hall, Hills and Ms. Mackle, collectively, the "Executives"); provided, that the employment agreements with each of the Executives may be terminated early by the Executive as of the date on which the conversion of First Liberty's data processing systems to those of BB&T-NC is completed. The employment agreements will provide, respectively, for the employment of Mr. Hatcher as Chairman of the Georgia State Advisory Board and President of the Georgia operations of BB&T-NC, Mr. Flowers as Regional President of BB&T-NC, Mr. Aiken as President of New South Financial Services, Mr. Molloy as President of Liberty Mortgage Corporation, and Messrs. Murphey, Wallace, Davis, Hall and Hills and Ms. Mackle as Senior Vice Presidents of BB&T-NC.

  Each of the employment agreements provides that the Senior Executive or Executive in question will receive a base salary at least equal to that previously received from First Liberty (plus an agreed upon amount equal to the value of benefits lost as a result of the merger) with, in the case of Messrs. Hatcher, Flowers, Murphey and Wallace, an annual increase in base salary each year of the term of his employment agreement in the same percentage as the average percentage increase of officers of BB&T for such year. The base salary of Messrs. Molloy and Aiken, as well as each Executive, will be reviewed in accordance with Employer's standard policies and procedures for similarly situated officers.

  Mr. Hatcher will be eligible to receive an annual bonus payment calculated at a target level of 25% of his base salary (with a maximum bonus payment not to exceed 50% of his base salary) pursuant to the terms of BB&T's Amended and Restated Short Term Incentive Plan and will be granted annually stock options having a value of 42% of his base salary at the time of the grant under BB&T's Amended and Restated 1995 Omnibus Stock Incentive Plan. The targets for achieving various levels of Mr. Hatcher's annual bonus will be determined in good faith by BB&T for each year. If Mr. Hatcher elects to become an independent consultant of BB&T-NC as provided below, he would no longer be entitled to receive a bonus or a grant of stock options.

  Each of the other Senior Executives will be entitled to participate in any bonus or incentive plan, whether it provides for awards in cash or securities, made available to similarly situated officers, or such other similar plans for which the Senior Executive may become eligible and designated a participant, and to receive stock options under the above-referenced Omnibus Stock Incentive Plan on the same basis as other similarly situated officers of Employer, except that no Senior Executive to whom options are issued for First Liberty's fiscal year ending September 30, 1999 as permitted by the merger agreement will receive stock options from BB&T in the first quarter of 2000.

  Each Senior Executive and Executive will receive, on the same basis as other similarly situated officers of the Employer, employee pension and welfare benefits and group employee benefits such as sick leave, vacation, group disability and health, dental, life and accident insurance and similar indirect compensation that may be extended to similarly situated officers.

  Each Senior Executive's employment agreement provides that, if the Employer terminates the Senior Executive's employment other than because of disability or for cause, the Senior Executive will, if he complies with certain noncompetition provisions, be entitled to receive an annual salary equal to the highest amount of cash compensation (including bonuses) received during any of the preceding three calendar years ("Senior Executive Termination Compensation") for the remainder of what would otherwise have been the term of the agreement. In addition, each Senior Executive would continue to receive health insurance coverage and other group employee benefits from the Employer on the same terms as were in effect before the termination, either under the Employer's plans or comparable coverage, during the time payments of Senior Executive Termination Compensation are made.

  Each Executive's employment agreement provides that, if the Employer terminates the Executive's employment other than because of disability or for cause, or in the event the Executive voluntarily terminates his or her employment within thirty days after the end of the term of the applicable employment agreement or, if earlier, as of the date on which the conversion of First Liberty's data processing systems to those of Employer is completed, the Executive will, if he or she complies with certain noncompetition provisions, be entitled to receive, in full satisfaction of all obligations of the Employer under such employment agreement, a lump sum payment equal to two times his base salary (in the case of Messrs. Davis and Hall) or her or his base salary (in the case of Ms. Mackle and Mr. Hills) ("Executive Termination Compensation").

  Each of the employment agreements provides that, in the event of a "Change of Control" (as defined below) of the Employer or BB&T, the Senior Executive or the Executive may voluntarily terminate employment for "Good Reason" (as defined below) until the earlier of twelve months after the Change of Control or the end of the term of the employment agreement and (a) be entitled to receive in a lump sum (1) any compensation due but not yet paid through the date of termination and (2) in lieu of any further salary payments from the date of termination to the end of the term of the agreement, an amount equal to his or her Termination Compensation times 2.99, and (b) continue for the remainder of the term of the employment agreement (except, in the case of Mr. Hatcher, for a period of three years following his termination of employment) to receive health insurance coverage and other group employee benefits on the same terms as were in effect either (1) at the date of termination or (2) if such plans and programs in effect before the Change of Control were, considered together as a whole, materially more generous to the officers of the Employer than such plans and programs at the date of termination, at the date of the Change of Control.

  "Good Reason" means any of the following events occurring without the Executive's consent:

  . the assignment to the Executive of duties inconsistent with the position and status of the Executive's title;

  . a reduction in the Executive's pay grade or base salary as then in effect, or the exclusion of the Executive from participation in benefit plans in which he previously participated;

  . an involuntary relocation of the Executive more than 100 miles (35 miles in the case of Mr. Aiken) from the location where the Executive worked immediately before a Change in Control (or, in the cases of Mr. Hills and Mr. Molloy, outside the metropolitan Atlanta area), or the breach by the Employer of any material provision of the employment agreement; or

  . any purported termination of the employment of the Executive by the Employer not effected in accordance with the employment agreement.

  A "Change of Control" would be deemed to occur if

  . any person or group of persons (as defined in the Securities Exchange Act of 1934, as amended, the "Securities Exchange Act") together with its affiliates, excluding employee benefit plans of the Employer or BB&T, is or becomes the beneficial owner of securities of the Employer or BB&T representing 20% or more of the combined voting power of the Employer's or BB&T's then outstanding securities;

  . as a result of a tender offer or exchange offer for the purchase of securities of the Employer or BB&T (other than an offer by BB&T for its own securities), or as a result of a proxy contest, merger, consolidation or sale of assets, or as a result of any combination of the foregoing, individuals who at the beginning of any two-year period constitute the BB&T Board, plus new directors whose election or nomination for election by BB&T's shareholders is approved by a vote of at least two-thirds of the directors still in office who were directors at the beginning of the two-year period, cease for any reason during the two-year period to constitute at least two-thirds of the members of the BB&T Board;

  . the shareholders of BB&T approve a merger or consolidation of BB&T with any other corporation or entity, regardless of which entity is the survivor, other than a merger or consolidation that would result in the voting securities of BB&T outstanding immediately beforehand continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 40% of the combined voting power of the voting securities of BB&T or the other surviving entity outstanding immediately after the merger or consolidation;

  . the shareholders of BB&T approve a plan of complete liquidation or winding-up of BB&T or an agreement for the sale or disposition by BB&T of all or substantially all of BB&T's assets;

  . any other event occurs that the BB&T Board determines should constitute a Change of Control; or

  . in the case of Mr. Aiken, a transfer by BB&T of control or of substantially all the assets of NewSouth Financial Services, Inc. ("NewSouth") to Associates First Capital Corporation or any subsidiary thereof.

  Mr. Hatcher's agreement provides that, at any time after the earlier of eighteen months following the effective date of the merger or the date on which the conversion of First Liberty's data processing systems to those of Employer is completed, Mr. Hatcher may elect to relinquish his responsibilities as President of Georgia Operations and to become an independent consultant to Employer, while retaining the position of Chairman of the Georgia State Advisory Board. As a consultant, Mr. Hatcher would, subject to the direction of Employer, render services in the nature of customer and community relations, business development, employee relations and general advice and assistance relating to Employer's customers and employees and to the growth and development in Georgia of the business of Employer. Such services would be rendered at such times as are mutually agreeable to Employer and Mr. Hatcher and as would be reasonably convenient to both Employer and Mr. Hatcher. While acting as a consultant, Mr. Hatcher would not be entitled to earn his base salary or the bonus or to be granted the stock options described above but would receive as compensation for such services and for certain noncompetition, nonsolicitation and other covenants (i) an annual amount equal to the average of his base salary payable for the twelve complete calendar months preceding the start of his service as an independent consultant, (ii) health insurance and life insurance benefits comparable to the group employee benefits which Employer may from time to time extend to its officers, at a cost to Mr. Hatcher no greater than the cost to such officers, (iii) a retirement benefit payable directly by Employer economically equivalent to the benefit he would have received under Employer's defined benefit pension plan (and reduced by any duplicative benefits payable under such defined benefit plan) if he had been an employee of Employer during the period in which he serves as an independent consultant, (iv) a benefit economically equivalent to the benefit he would have been entitled to receive under Employer's 401(k) plan if he were a participant in such plan, based on compensation deferrals by Mr. Hatcher during the period in which he serves as an independent consultant and investment performance of investment options available under such plan as selected from time to time by Mr. Hatcher and (v) the same disability benefits that he received as an employee of Employer (or their economic equivalent).

  If any of the payments to be made under the employment agreements would constitute a "parachute payment," as defined in Section 280G of the Internal Revenue Code, the payments would be reduced by the smallest amount necessary so that no portion of such payments would be a "parachute payment." A "parachute payment" generally is a payment which is contingent on a change in the control of the corporation and the present value of which equals or exceed three times the "base amount," which is generally defined as the Senior Executive's or the Executive's annualized includable compensation for the "base period," which is generally the most recent five taxable years of the Senior Executive or the Executive ending before the date of the change in control. Sections 280G and 4999 of the Internal Revenue Code generally provide that if "parachute payments" are paid to an individual, everything above the base amount will be subject to a 20% excise tax payable by the individual (in addition to the payment of regular income taxes on the payments), as well as be nondeductible by the employer for federal income tax purposes.

  The employment agreements will supersede any of the existing employment agreements and change of control arrangements of the Senior Executives and the Executives with First Liberty or its subsidiaries; provided that, pursuant to the change of control provision in his 1990 employment agreement with First Liberty, Mr. Hatcher will be entitled to receive a lump sum payment equal to two years' salary upon completion of the merger.

 First Liberty Advisory Boards

  In connection with the merger, BB&T will offer each member of the advisory boards of First Liberty a seat on BB&T's Advisory Boards for their respective market areas. For two years after the effective time, those members will receive, as compensation for service on the Advisory Board, member's fees (annual retainer and attendance fees) equal in amount each year to the annual retainer and schedule of attendance fees for members of the advisory boards of First Liberty in effect on January 1, 1999. These Advisory Board members will thereafter receive fees in accordance with BB&T's standard schedule of Advisory Board service fees. For two years after the effective time, no such member may be prohibited from serving because he or she has reached the maximum age for Advisory Board service (currently age 70). In addition to the foregoing, Robert F. Hatcher will be appointed to the BB&T-NC Board and will be named chairman of BB&T's advisory board for the State of Georgia. Members of the BB&T-NC board receive an annual retainer of $5,000 plus $1,000 for each meeting attended, and members of BB&T's advisory board for the State of Georgia will receive a fee of $1,000 per meeting attended. None of the foregoing fees are to be paid to any member of the BB&T-NC board or any member of any of BB&T's advisory boards who is also an employee of BB&T or an affiliate of BB&T.

 Indemnification of Directors and Officers

  The merger agreement provides that BB&T or one of its subsidiaries will maintain for three years after the effective time directors' and officers' liability insurance covering directors and officers of First Liberty for acts or omissions before the effective time. This insurance will provide at least the same coverage and amounts as contained in First Liberty's policy on the date of the merger agreement, unless the annual premium on the policy would exceed 150% of the annual premium payments on First Liberty's policy, in which case BB&T would maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to this amount. BB&T has also agreed to indemnify all individuals who are or have been officers, directors or employees of First Liberty or any First Liberty subsidiary before the effective time from any acts or omissions in these capacities before the effective time to the fullest extent that such indemnification is provided under First Liberty's amended and restated articles of incorporation or bylaws on the date hereof and is permitted under Georgia law. If BB&T or its subsidiary maintaining the insurance provided for above or any successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of the consolidation or merger, or shall transfer all or substantially all of its assets to any entity, proper provision will be made so that the successor or assign of BB&T or its subsidiary will assume the obligations provided for above.

Regulatory Considerations

  Bank holding companies (such as BB&T) and savings and loan holding companies (such as First Liberty) and their depository institution subsidiaries are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger, as summarized below. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in the Annual Reports on Form 10-K of BB&T and Form 10-K of First Liberty incorporated by reference herein. See "Where You Can Find More Information" on page 54. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and action by regulatory agencies.

  The merger and the subsidiary merger are subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

 The Merger

  The merger is subject to approval by the Federal Reserve Bank of Richmond, under delegated authority, under the Bank Holding Company Act of 1956. Under that act, a bank holding company, such as BB&T, may not acquire direct or indirect ownership or control of a company, such as First Liberty, that operates a savings institution (which is a permissible nonbanking activity under the act) unless the Federal Reserve determines that the acquisition of such company's nonbanking activities reasonably can be expected to produce benefits to the public (such as greater convenience, increased competition or gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices). This consideration includes an evaluation by the Federal Reserve of the financial and managerial resources of BB&T and its subsidiaries and First Liberty Bank, and the effect of the proposed transaction on those resources, as well as whether the merger would result in a monopoly or otherwise would substantially lessen competition. By statute, BB&T is required to file a notice of the merger with the Federal Reserve, and the Federal Reserve is required to forward said notice to the Office of Thrift Supervision for its review and comment. Because bank holding companies that acquire savings institutions are exempt from the provisions of federal law relating to savings and loan holding companies, BB&T is not required to file a separate application with the Office of Thrift Supervision for approval of the merger.

  The Georgia Department of Banking and Finance also must approve the merger under the bank holding company act provisions of the Official Code of Georgia Annotated, which permit an out-of-state bank holding company to acquire a savings institution having offices in Georgia. In evaluating the transaction, the Department will consider the effect of the transaction upon competition, the convenience and needs of the community to be served, the financial history and condition of the acquiring holding company and the savings institution to be acquired, including capital, management and earnings prospects, the existence of insider transactions, the adequacy of disclosure of the terms of the acquisition and the equitable treatment of minority shareholders of the savings institution to be acquired.

  All of the required applications and notices for the merger were submitted to the appropriate regulatory agencies. BB&T received the approval of the Federal Reserve Bank of Richmond on July 30, 1999 and the approval of the Georgia Department of Banking and Finance on August 23, 1999. In approving the merger, the Georgia Department stated the following:

  The Department's review of the [merger] application does not include an evaluation of the proposed transaction from the financial perspective of the individual shareholders of First Liberty. Further, no shareholder should construe an approval of the [merger] application by the Department to be a recommendation that the shareholders vote to approve the proposal [to approve the merger]. Each shareholder entitled to vote should evaluate the proposal to determine the personal financial impact of the proposed transaction. Shareholders not fully knowledgeable in such matters are advised to obtain the assistance of competent professionals in evaluating all aspects of the proposal, including any determination that the completion of the proposed transaction is in the best financial interest of the shareholder.

 The Subsidiary Merger

  Although not required by the terms of the merger agreement or the plan of merger, BB&T expects to effect the subsidiary merger during the second quarter of 2000. The subsidiary merger is subject to approval of the Federal Deposit Insurance Corporation under the Bank Merger Act. In granting its approval under the Bank Merger Act, the FDIC must consider the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the subsidiary merger if it would result in a monopoly, if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, if the effect of the subsidiary merger in any section of the country may be to substantially lessen competition or to tend to create a monopoly or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the subsidiary merger are clearly outweighed in the public interest by the probable effect of such merger in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act of 1977 in meeting the credit needs of the community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the subsidiary merger and an opportunity for the public to comment on the applications in writing and to request a hearing.

  The North Carolina Commissioner of Banks also must approve the subsidiary merger under the bank merger act provisions of the North Carolina General Statutes. In its review of the subsidiary merger, the N.C. Commissioner is required to consider whether the interests of the depositors, creditors and shareholders of each institution are protected, whether the merger is in the public interest and whether the merger is for legitimate purposes.

  BB&T-NC also is required under Georgia law to provide prior notice of the subsidiary merger to the Georgia Department of Banking and Finance.

  BB&T and First Liberty are not aware of any other governmental approvals or actions that are required for completion of the merger or the subsidiary merger, except as described above. Should any other approval or action be required, it is currently expected that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay completion of the merger or would not be conditioned in a manner that would cause BB&T to abandon the merger in the manner permitted by the merger agreement.

Material Federal Income Tax Consequences of the Merger

  The following is a summary description of the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of First Liberty and to BB&T and First Liberty. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. No information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not be applicable with respect to certain specific categories of shareholders, including but not limited to persons who are corporations, trusts, dealers in securities, financial institutions, insurance companies or tax exempt organizations; persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts); persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the "golden parachute" provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger); persons who acquired First Liberty common stock pursuant to employee stock options or otherwise as compensation if such shares are subject to any restriction related to employment; persons who do not hold their shares as capital assets; or persons who hold their shares as part of a "straddle" or "conversion transaction." No ruling has been or will be requested from the IRS with respect to the tax effects of the merger. The federal income tax laws are complex, and a shareholder's individual circumstances may affect the tax consequences to the shareholder. Consequently, each First Liberty shareholder is urged to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

  In the opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T:
(a) the merger will constitute a reorganization under Section 368 of the Internal Revenue Code; (b) no gain or loss will be recognized by BB&T or First Liberty by reason of the merger; (c) the shareholders of First Liberty will recognize no gain or loss for federal income tax purposes to the extent BB&T common stock is received in the merger in exchange for First Liberty common stock; (d) a shareholder of First Liberty who receives cash in lieu of a fractional share of BB&T common stock will recognize gain or loss as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by BB&T in respect of such fractional share; (e) the tax basis in the BB&T common stock received by a shareholder (including any fractional share interest deemed received) will be the same as the tax basis in the First Liberty common stock surrendered in exchange therefor; and (f) the holding period for BB&T common stock received (including any fractional share interest deemed received) in exchange for shares of First Liberty common stock will include the period during which the shareholder held the shares of First Liberty common stock surrendered in the exchange, provided that the First Liberty common stock was held as a capital asset at the effective time.

  The completion of the merger is conditioned upon the receipt by BB&T and First Liberty of the legal opinion of Womble Carlyle Sandridge & Rice, PLLC, counsel to BB&T, dated as of the closing date to the effect of items (a) and
(c) as described above. Neither party intends to waive this condition. If the tax opinion were not available and the First Liberty Board wished to proceed with the merger, First Liberty would resolicit its shareholders.

Accounting Treatment

  It is anticipated that the merger will be accounted for as a pooling-of-interests transaction under generally accepted accounting principles. Under such accounting method, holders of First Liberty common stock will be deemed to have combined their existing voting common stock interest with that of holders of BB&T common stock by exchanging their shares for shares of BB&T common stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of First Liberty, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of BB&T, and no goodwill will be created. BB&T will be able to include in its consolidated income the consolidated income of First Liberty for the entire fiscal year in which the merger occurs; however, certain expenses incurred to effect the merger must be treated by BB&T as current charges against income rather than adjustments to its balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling-of-interests method of accounting. If the merger does not qualify for pooling-of-interests accounting treatment, BB&T may, in its discretion, terminate the transaction.

The Option Agreement

 General

  As a condition to BB&T entering into the merger agreement, First Liberty (as issuer) entered into an agreement with BB&T (as grantee), pursuant to which First Liberty granted an option to BB&T to purchase from First Liberty up to 2,838,708 shares of First Liberty common stock (subject to adjustment in certain circumstances) at a price of $25.00 per share (subject to adjustment under certain circumstances). The purchase of any shares of First Liberty common stock pursuant to the option is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act of 1956, and to BB&T's compliance with its covenants in the merger agreement.

  The option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms set forth in the merger agreement. Consequently, certain aspects of the option agreement may have the effect of discouraging persons who, before the effective time, might be interested in acquiring all of or a significant interest in First Liberty from considering or proposing such an acquisition, even if they were prepared to offer to pay consideration to shareholders of First Liberty with a higher current market price than the BB&T common stock to be received for First Liberty common stock pursuant to the merger agreement.

  The option agreement is filed as an exhibit to the registration statement, of which this proxy statement/ prospectus is a part, and the following discussion is qualified in its entirety by reference to the option agreement. See "Where You Can Find More Information" on page 54.

 Exercisability

  If BB&T is not in material breach of the option agreement or its covenants and agreements contained in the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, BB&T may generally exercise the option, in whole or in part, at any time and from time to time prior to its termination, as described below, following the happening of either of the following events (each a "Purchase Event"):

  . without BB&T's prior consent, First Liberty authorizes, recommends, publicly proposes (or publicly announces an intention to authorize, recommend or propose) or enters into an agreement with any third party to effect any of the following (each an "Acquisition Transaction"): (a) a merger, consolidation or similar transaction involving First Liberty or any of its significant subsidiaries, (b) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets or deposits of First Liberty and its subsidiaries or (c) the issuance, sale or other disposition of securities representing 15% or more of the voting power of First Liberty or any of its significant subsidiaries; or

  . any third party or group of third parties acquires or has the right to acquire beneficial ownership of securities representing 15% or more of the outstanding shares of First Liberty common stock.

  The obligation of First Liberty to issue shares of First Liberty common stock upon exercise of the option will be deferred (but will not terminate)
(a) until the receipt of all required governmental or regulatory approvals or consents, or until the expiration or termination of any waiting period required by law, or (b) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect that prohibits the sale or delivery of the shares.

 Termination

  The option will terminate upon the earliest to occur of the following events: (a) the effective time; (b) the termination of the merger agreement prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (other than a termination by BB&T based on either a material breach by First Liberty of a covenant or agreement in the merger agreement or an inaccuracy in First Liberty's representations or warranties in the merger agreement of a nature entitling BB&T to terminate (a "Default Termination"); (c) 12 months after a Default Termination; (d) 12 months after termination of the merger agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; or (e) 12 months after a termination of the merger agreement based on the failure of the shareholders of First Liberty to approve the merger agreement and the plan of merger.

  A "Preliminary Purchase Event" is defined as either of the following:

  . the commencement by any third party of a tender or exchange offer such that it would thereafter own 15% or more of the outstanding shares of First Liberty common stock or the filing of a registration statement with respect to such an offer, or

  . the failure of the shareholders of First Liberty to approve the merger agreement, the failure of the meeting to have been held, the cancellation of the meeting prior to the termination of the merger agreement or the First Liberty Board having withdrawn or modified in any manner adverse to BB&T its recommendations with respect to the merger agreement, in any case after a third party: (a) proposes to engage in an Acquisition Transaction, (b) commences a tender offer or files a registration statement under the Securities Act with respect to an exchange offer such that it would thereafter own 15% or more of the outstanding shares of First Liberty common stock or (c) files an application or notice under federal or state statutes relating to the regulation of financial institutions or their holding companies to engage in an Acquisition Transaction.

  To the knowledge of BB&T and First Liberty, no Purchase Event or Preliminary Purchase Event has occurred as of the date of this proxy statement/prospectus.

 Adjustments

  The option agreement provides for certain adjustments in the option in the event of any change in First Liberty common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction or in the event of the issuance of any additional shares of First Liberty common stock before termination of the option.

 Repurchase Rights

  At the request of the holder of the option any time during the 12 months after the first occurrence of a Repurchase Event (as defined below), First Liberty must, if the option has not terminated, and subject to any required regulatory approval, repurchase from the holder (a) the option and (b) all shares of First Liberty common stock purchased by the holder pursuant to the option with respect to which the holder then has beneficial ownership. The repurchase will be at an aggregate price equal to the sum of:

  . the aggregate purchase price paid by the holder for any shares of First Liberty common stock acquired pursuant to the option with respect to which the holder then has beneficial ownership, plus

  . the excess, if any, of (a) the Applicable Price (as defined in the option agreement) for each share of First Liberty common stock over the purchase price, multiplied by (b) the number of shares of First Liberty common stock with respect to which the option has not been exercised, plus

  . the excess, if any, of (a) the Applicable Price over the purchase price paid (or, in the case of shares of First Liberty common stock covered by the option with respect to which the option has been exercised but the closing date for the purchase has not occurred, payable) by the holder for each share of First Liberty common stock with respect to which the option has been exercised and with respect to which the holder then has beneficial ownership, multiplied by (b) the number of such shares.

  A "Repurchase Event" occurs if: (a) any third party acquires actual ownership or control of, or any "group" (as such term is defined under the Securities Exchange Act) is formed that has acquired actual ownership or control of, 50% or more of the then outstanding shares of First Liberty common stock, or (b) any of the merger or other business combination transactions set forth in the paragraph below describing substitute options is completed.

 Substitute Options

  If, before the termination of the option agreement, First Liberty enters into an agreement:

  . to consolidate with or merge into any third party and will not be the continuing or surviving corporation of the consolidation or merger;

  . to permit any third party to merge into First Liberty with First Liberty as the continuing or surviving corporation, but, in connection therewith, the then outstanding shares of First Liberty common stock are changed into or exchanged for stock or other securities of First Liberty or any other person or cash or any other property, or the outstanding shares of First Liberty common stock after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company;

  . to permit any third party to acquire all of the outstanding shares of First Liberty common stock pursuant to a statutory share exchange; or

  . to sell or otherwise transfer all or substantially all of its assets or deposits to any third party,

then the agreement must provide that the option will be converted or exchanged for an option to purchase shares of common stock of, at the holder's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of First Liberty's assets or (y) any person controlling the continuing or surviving corporation or transferee. The number of shares subject to the substitute option and the exercise price per share will be determined in accordance with a formula in the option agreement. To the extent possible, the substitute option will contain terms and conditions that are the same as those in the option agreement.

 Registration Rights

  The option agreement grants to BB&T and any permitted transferee of the option certain rights to require First Liberty to prepare and file a registration statement under the Securities Act if registration is necessary in order to permit the sale or other disposition of any or all shares of First Liberty common stock or other securities that have been acquired by or are issuable upon exercise of the option.

Effect on Employees, Employee Benefit Plans and Stock Options

 Employees

  Each employee of First Liberty at the effective time who becomes an employee of BB&T or a BB&T subsidiary immediately following the effective time will be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the BB&T employer, subject to the terms of such plans and programs. Service with First Liberty will be deemed to be service with the BB&T employer for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service. Coverage under the group health plans of First Liberty and its subsidiaries will be deemed "creditable coverage" within the meaning of ERISA Section 701(c) for purposes of any preexisting condition limitation which may apply under any group health plan maintained by the BB&T employer, except that no coverage prior to a "significant break in coverage" as defined in ERISA
Section 701(c)(2) shall be counted as "creditable coverage."

  Each employee of First Liberty or a First Liberty subsidiary who becomes an employee of BB&T or a BB&T subsidiary and who is terminated after the effective time (excluding any employee who has an existing employment or special termination agreement) will be entitled to severance pay in accordance with the general severance policy maintained by BB&T if and to the extent such employee is entitled to severance pay under the policy. An employee's service with First Liberty or a First Liberty subsidiary will be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  BB&T has agreed to honor all employment agreements, severance agreements and deferred compensation agreements, including without limitation, outstanding obligations under First Liberty's Nonqualified Deferred Compensation Plan, that First Liberty and its subsidiaries have with their current and former employees and directors and which have been disclosed to BB&T, except to the extent any such agreements are superseded or terminated at or after the effective time.

 401(k) Plan; Termination of First Liberty Employee Savings and Stock Ownership Plan

  BB&T shall cause the First Liberty Employee Savings and Stock Ownership Plan (the "First Liberty ESSOP") to be merged with the BB&T 401(k) plan, and the account balances of former employees of First Liberty or the First Liberty Subsidiaries who are participants in the First Liberty ESSOP shall be transferred to the accounts of such employees under the BB&T 401(k) plan. Following such merger and transfer, such accounts shall be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time, except as required to comply with the provisions of Section 411(d)(6) of the Internal Revenue Code and regulations thereunder (and subject to BB&T's right to terminate such plan).

  Each employee of First Liberty at the effective time of the merger who becomes an employee of BB&T or a BB&T subsidiary immediately following the effective time will be eligible to participate in BB&T's 401(k) plan (subject to BB&T's right to terminate such plan). For purposes of administering BB&T's 401(k) plan, service with First Liberty and the First Liberty subsidiaries will be deemed to be service with BB&T or the BB&T subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

 Stock Options

  At the effective time, each stock option granted under the First Liberty 1992 Stock Incentive Plan and the First Liberty Director Stock Option Plan then outstanding, whether or not exercisable, will be converted into rights with respect to BB&T common stock. Unless it elects to substitute options as described below, BB&T will assume each of these stock options in accordance with the terms of the applicable First Liberty stock option plan, except that
(a) BB&T and the compensation committee of the BB&T Board will be substituted for First Liberty and the compensation and benefits committee of the First Liberty Board administering the stock option plans, (b) each stock option may be exercised solely for shares of BB&T common stock, (c) the number of shares of BB&T common stock subject to each stock option will be the number of whole shares (omitting any fractional share) determined by multiplying the number of shares of First Liberty common stock subject to the stock option by the exchange ratio and (d) the per share exercise price for each stock option will be adjusted by dividing the per share exercise price for the stock option by the exchange ratio and rounding up to the nearest cent.

  As an alternative to assuming the stock options, BB&T may choose to substitute as of the effective time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan for all or a part of the stock options, subject to the conditions that the requirements of (c) and (d) in the preceding paragraph will apply, the substitution may not constitute a modification, extension or renewal of any stock options that are incentive stock options and the substituted options will continue in effect on the same terms and conditions as provided in the stock options and the stock option plan granting each stock option.

  Each stock option that is an incentive stock option will be adjusted as required by Section 424 of the Internal Revenue Code to continue as an incentive stock option and not to constitute a modification, extension or renewal within the meaning of Section 424(h) of the Internal Revenue Code.

  BB&T has reserved and will continue to reserve adequate shares of BB&T common stock for the exercise of any converted or substitute options. As soon as practicable after the effective time, if it has not already done so, and to the extent First Liberty has a registration statement in effect or an obligation to file a registration statement, BB&T will file a registration statement under the Securities Act with respect to the shares of BB&T common stock subject to converted or substitute options and will use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding.

  BB&T will deliver to each participant in the stock option plans who receives converted or substitute options an appropriate notice setting forth the participant's rights in this regard.

  Based on stock options outstanding as of the date of execution of the merger agreement and subsequent exercises (775,796) and the maximum number of options permitted under the merger agreement to be granted by First Liberty prior to the effective time (232,850), options to purchase an aggregate of up to approximately 1,008,646 shares of First Liberty common stock may be outstanding at the effective time. Any shares of First Liberty common stock issued pursuant to the exercise of stock options under the stock option plans before the effective time will be converted into shares of BB&T common stock and cash in lieu of any fractional share interest in the same manner as other outstanding shares of First Liberty common stock.

Restrictions on Resales by Affiliates

  All shares of BB&T common stock issuable in the merger will be registered under the Securities Act and will be freely transferable, except that any such shares received by "persons" who are deemed to be "affiliates" (as such terms are defined under the Securities Act) of First Liberty at the effective time may be resold by them only (a) in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act and
(b) following the satisfaction of the requirements of the SEC's Accounting Series Release Nos. 130 and 135 relating to publication of financial results of the post-merger combined operations of BB&T and First Liberty. Those who may be deemed affiliates of First Liberty generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with First Liberty and include directors and certain executive officers of First Liberty. The restrictions on resales by an affiliate extend also to certain related parties of the affiliate, including spouse, relatives and spouse's relatives who in each case have the same home as the affiliate.

  The merger agreement requires First Liberty to use its best efforts to cause each of its affiliates to deliver to BB&T a written agreement to the effect generally that such person will not offer or otherwise dispose of any shares of BB&T common stock issued to that person in the merger, except in compliance with (a) the Securities Act and the rules and regulations promulgated thereunder and (b) the requirements of the accounting releases described above.

                            INFORMATION ABOUT BB&T

General

  BB&T is a multi-bank holding company headquartered in Winston-Salem, North Carolina. BB&T conducts operations in North Carolina, South Carolina, Virginia, Maryland, the District of Columbia, Georgia, West Virginia and Kentucky primarily through its commercial banking subsidiaries and, to a lesser extent, through its other subsidiaries. Substantially all of BB&T's loans are to businesses and individuals in the Carolinas, Virginia, Maryland and the District of Columbia. BB&T's principal commercial bank subsidiaries are BB&T-NC, Branch Banking and Trust Company of South Carolina ("BB&T-SC") and Branch Banking and Trust Company of Virginia ("BB&T-VA"). The principal assets of BB&T are all of the issued and outstanding shares of common stock of BB&T-NC, BB&T Financial Corporation of South Carolina, Greenville, South Carolina (which in turn owns all of the issued and outstanding shares of BB&T-
SC), BB&T Financial Corporation of Virginia (which in turn owns all of the issued and outstanding shares of BB&T-VA) and Scott and Stringfellow, Inc.

Operating Subsidiaries

  BB&T-NC, BB&T's largest subsidiary, is the oldest bank in North Carolina and currently operates through 342 banking offices throughout North Carolina and 57 offices in metropolitan Washington, D.C. and Maryland. BB&T-NC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies and local governments, trust customers, and individuals. BB&T Leasing Corporation, a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers lease financing to commercial businesses and municipal governments. BB&T Investment Services, Inc., also a wholly owned subsidiary of BB&T-NC, located in Charlotte, North Carolina, offers customers investment alternatives, including discount brokerage services, fixed-rate and variable-rate annuities, mutual funds, and government and municipal bonds. BB&T Insurance Services, Inc., located in Raleigh, North Carolina, is also a subsidiary of BB&T-NC and offers life, property and casualty and title insurance on an agency basis. Additional subsidiaries of BB&T-NC include Prime Rate Premium Finance Corporation, Inc., which provides insurance premium financing and services to customers in Virginia and the Carolinas.

  BB&T-SC serves South Carolina through 90 banking offices. BB&T-SC provides a wide range of banking services in its local market for retail and commercial customers, including small and mid-size businesses, public agencies, local governments, trust customers and individuals. BB&T-SC's subsidiaries include BB&T Investment Services of South Carolina, Inc., which is licensed as a general broker/dealer of securities and is currently engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

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

  BB&T-VA offers a full range of commercial and retail banking services through 104 banking offices in the Hampton Roads and Richmond areas and the southern, central, southwestern and northeastern regions of Virginia.

  Regional Acceptance Corporation ("RAC"), of Greenville, North Carolina, was acquired on September 1, 1996. RAC, which has 28 branch offices in North Carolina, South Carolina, Tennessee and Virginia, specializes in indirect financing for consumer purchases of mid-model and late-model used automobiles.

  Scott & Stringfellow, Inc. ("Scott & Stringfellow"), acquired on March 26, 1999, provides services in retail brokerage, institutional equity and debt underwriting, investment advice, corporate finance, equity trading and equity research and, on May 5, 1999, was merged with another subsidiary of BB&T, Craigie Incorporated, which specialized in the origination, trading and distribution of fixed income securities and equity products in both the public and private capital markets.

  Phillips Factors Corporation buys and manages account receivables primarily in the furniture, textiles and home furnishings-related industries. W.E. Stanley & Company, Inc. is primarily engaged in actuarial and employee group, health and welfare benefit plan consulting, plan administration, and the design, communication and administration of all types of corporate retirement plans. Sheffield Financial Corp. ("Sheffield") specializes in loans to small commercial lawn care businesses across the country. BB&T Bankcard Corporation is a special purpose credit card bank.

Acquisitions

  BB&T's profitability and market share have been enhanced through both internal growth and acquisitions of both financial and nonfinancial institutions during recent years. BB&T's most recent acquisitions include the following:

  BB&T completed the acquisition of Maryland Federal Bancorp, Inc., a unitary savings and loan holding company and the sole shareholder of Maryland Federal Bank ("MFB"), on September 30, 1998 and effected the merger of MFB, which had 28 branch offices in the metropolitan Washington D.C. and southern Maryland areas, into BB&T-NC in November 1998. MFB specialized in the business of attracting deposits from the general public and investing such deposits primarily in permanent loans secured by first liens on one-to-four family residential properties and, to a lesser extent, commercial real estate located in MFB's market area and in consumer loans.

  On March 5, 1999, BB&T acquired MainStreet Financial Corporation ("MainStreet"). With approximately $2 billion in assets, MainStreet operated 46 full-service banking offices in Virginia and three in Maryland and provided full-service banking and trust services throughout Virginia, southern Maryland and metropolitan Washington, D.C.

  BB&T acquired Scott & Stringfellow Financial, Inc., the holding company of Scott & Stringfellow, on March 26, 1999. Scott & Stringfellow has 32 offices in the Carolinas, Virginia and West Virginia and manages more than $10 billion in total assets for clients.

  On July 9, 1999, BB&T acquired First Citizens Corporation ("First Citizens") in a tax-free transaction accounted for as a pooling of interests in which First Citizens shareholders received 1.0789 shares of BB&T common stock for each share of First Citizens common stock. First Citizens operated 13 banking offices and one mortgage loan office in the south metropolitan Atlanta area.

  On July 14, 1999, BB&T acquired Mason-Dixon Bancshares, Inc. ("Mason-Dixon") in a tax-free transaction accounted for as a pooling of interests in which Mason-Dixon shareholders received 1.30 shares of BB&T common stock for each share of Mason-Dixon common stock. Mason-Dixon's branch network included 23 banking offices, 12 consumer finance offices and three mortgage loan offices in Maryland and extends BB&T's presence in the economically strong markets in central Maryland.

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

  On July 28, 1999, BB&T announced that it had agreed to buy Premier Bancshares Inc. ("Premier") in a tax-free transaction to be accounted for as a pooling of interests. In the transaction, Premier common shareholders would receive .5155 of a share of BB&T common stock for each share of Premier common stock and Premier preferred shareholders would receive a number of shares of BB&T common stock equal to the quotient of $60.00 divided by the value of BB&T common stock over a pricing period prior to the closing. Through its banking subsidiaries, Premier operates 32 banking offices in Atlanta and North Georgia and, though Premier Lending, 10 mortgage banking offices. The acquisition of Premier, expected to close in the first quarter of 2000, is expected to expand BB&T's presence in the economically strong metropolitan Atlanta market.

  On August 27, 1999, BB&T acquired Matewan Bancshares Inc. ("Matewan") in a tax-free transaction. In the transaction, Matewan common shareholders received
0.67 shares of BB&T common stock for each share of Matewan common stock and Matewan preferred shareholders received 0.8375 shares of BB&T common stock for each share of Matewan preferred stock. Through its banking subsidiaries, Matewan National Bank and Matewan FSB, Matewan operated 22 banking offices and one mortgage loan office in southwestern Virginia, southern West Virginia and eastern Kentucky and is expected to strengthen BB&T's western Virginia franchise and to expand such franchise into southern West Virginia and eastern Kentucky.

  BB&T expects to continue to take advantage of the consolidation of the financial services industry by developing its franchise through the acquisition of financial institutions. Such acquisitions may entail the payment by BB&T of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of BB&T capital stock or the incurring of an additional indebtedness by BB&T, and could have a dilutive effect on the per share earnings or book value of BB&T common stock. Moreover, such acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, also are frequently anticipated.

Capital

  The Federal Reserve has established a minimum requirement for a bank holding company's ratio of capital to risk-weighted assets (including on-balance sheet activities and certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of a bank holding company's total capital is required to be composed of common equity, retained earnings, and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At June 30, 1999, BB&T's Tier 1 and total capital ratios were 9.4% and 13.5%, respectively. Effective January 1, 1998, the Federal Reserve is also requiring certain bank holding companies that engage in trading activities to adjust their risk-based capital to take into consideration market risk that may result from movements in market prices of covered trading positions in trading accounts, or from foreign exchange or commodity positions, whether or not in trading accounts, including changes in interest rates, equity prices, foreign exchange rates or commodity prices. Any capital required to be maintained pursuant to these provisions may consist of new "Tier 3 capital" consisting of certain short term subordinated debt. In addition, the Federal Reserve has issued a policy statement, pursuant to which a bank holding company that is determined to have weaknesses in its risk management processes or a high level of interest rate risk exposure may be required to hold additional capital.

  The Federal Reserve also has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of from at least 100 to 200 basis points above the stated minimum. BB&T's leverage ratio at June 30, 1999 was 6.6%. Bank holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, these capital requirements indicate that the Federal Reserve will continue to consider a "tangible Tier 1 leverage ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity.

  The FDIC has adopted minimum risk-based and leverage ratio regulations to which BB&T's state bank subsidiaries are subject that are substantially similar to those requirements established by the Federal Reserve described above. The Office of the Comptroller of the Currency also has similar regulations that would apply to BB&T's national bank subsidiaries. Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and placing the institution into conservatorship or receivership. The capital ratios of each of BB&T's bank subsidiaries exceeded all minimum regulatory capital requirements as of June 30, 1999.

Deposit Insurance Assessments

  The deposits of each of BB&T's bank subsidiaries are insured by the FDIC up to the limits set forth under applicable law. A majority of the deposits of the banks are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 34% of the deposits of BB&T-NC and BB&T-SC and a portion of the deposits of BB&T-VA (related to the banks' acquisition of various savings associations) are subject to assessments imposed by the Savings Association Insurance Fund ("SAIF") of the FDIC.

  The FDIC has established the same assessment rates for both BIF-insured and SAIF-insured deposits, effective January 1, 1997. For the semi-annual period beginning December 30, 1998, the effective rate of assessments imposed on all FDIC deposits for deposit insurance ranges from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation, the FDIC is currently assessing BIF-insured deposits an additional 1.22 basis points per $100 of deposits, and SAIF-insured deposits an additional 6.10 basis points per $100 of deposits, in each case on an annualized basis, to cover those obligations.

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

                        INFORMATION ABOUT FIRST LIBERTY

  First Liberty is a savings and loan holding company headquartered in Macon, Georgia which owns and operates First Liberty Bank and its wholly owned subsidiaries, Liberty Mortgage Corporation ("Liberty Mortgage"), NewSouth and OFC Capital Corporation ("OFC Capital"). At June 30, 1999, First Liberty had total assets of approximately $1.7 billion, total deposits of approximately $1.2 billion and stockholders' equity of approximately $132 million.

  First Liberty Bank is a federally chartered stock savings bank headquartered in Macon, Georgia which serves Macon, Savannah and other Georgia cities through its home office and 37 full-service branch offices. First Liberty Bank operates as a system of community banks under a single charter, along with a residential construction loan production office located in Atlanta, Georgia. Based on total assets at June 30, 1999, First Liberty Bank is the largest savings institution headquartered in Georgia.

  Through Liberty Mortgage, First Liberty Bank operates a mortgage banking business through correspondent relationships in all of its market areas and certain other states. Liberty Mortgage originates permanent first mortgage loans on residential properties for First Liberty Bank's portfolio and for sale in the secondary market. As of June 30, 1999, Liberty Mortgage had originated approximately $746 million of permanent residential mortgage loans for the fiscal year. Liberty Mortgage's loan servicing portfolio was approximately $1.7 billion at June 30, 1999, including approximately $124 million of loans serviced for First Liberty Bank.

  First Liberty organized NewSouth in fiscal 1996 to engage in the consumer finance business. NewSouth now operates 13 offices, including 11 in Georgia and two in Tennessee.

  In June 1998, First Liberty acquired by merger Southland Bank Corporation of Georgia and merged Southland's two bank subsidiaries into First Liberty Bank. In August 1998, First Liberty acquired OFC Capital, a commercial leasing company. In April 1999, First Liberty acquired by merger Vidalia Bancshares, Inc.

  Additional information about First Liberty can be found in First Liberty's Annual Report on Form 10-K for the fiscal year ended September 30, 1998, Quarterly Reports on Form 10-Q for the quarters ended December 31, 1998, March 31, 1999 and June 30, 1999, and Current Report on Form 8-K filed on July 30, 1999, all of which are incorporated by reference in this Proxy Statement/Prospectus.

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

                       DESCRIPTION OF BB&T CAPITAL STOCK

General

  The authorized capital stock of BB&T consists of 500,000,000 shares of BB&T common stock, par value $5.00 per share and 5,000,000 shares of preferred stock, par value $5.00 per share. As of September 1, 1999, there were 318,206,581 shares of BB&T common stock issued and outstanding. There were no shares of BB&T preferred stock issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as Series B Junior Participating Preferred Stock (the "BB&T Junior Preferred Stock") and are reserved for issuance in connection with BB&T's shareholder rights plan. See "--Shareholder Rights Plan." Based on the number of shares of First Liberty common stock outstanding at the record date, it is estimated that approximately 12,410,547 shares of BB&T common stock would be issued in the merger (assuming an exchange ratio of .87).

BB&T Common Stock

  Each share of BB&T common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of BB&T common stock are entitled to receive dividends when, as, and if declared by the BB&T Board out of funds legally available therefor and, upon liquidation, to receive pro rata all assets, if any, of BB&T available for distribution after the payment of necessary expenses and all prior claims. Holders of BB&T common stock have no preemptive rights to subscribe for any additional securities of any class that BB&T may issue, nor any conversion, redemption or sinking fund rights. Holders of BB&T common stock have no right to cumulate votes in the election of directors. The rights and privileges of holders of BB&T common stock are subject to any preferences provided for by resolution of the BB&T Board for any series of BB&T preferred stock that BB&T may issue in the future. The terms of the BB&T Junior Preferred Stock reserved for issuance in connection with BB&T's shareholders rights plan provide that holders of such shares will have rights and privileges that are substantially identical to those of holders of BB&T common stock.

  The transfer agent and registrar for BB&T common stock is BB&T-NC. BB&T intends to apply for the listing on the NYSE, subject to official notice of issuance, of the shares of BB&T common stock to be issued in the merger.

BB&T Preferred Stock

  Under BB&T's articles of incorporation, BB&T may issue shares of BB&T preferred stock in one or more series as may be determined by the BB&T Board or a duly authorized committee. The BB&T Board or committee may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any series without any further vote or action by the shareholders. Any BB&T preferred stock issued may rank senior to BB&T common stock with respect to the payment of dividends or amounts paid upon liquidation, dissolution or winding up of BB&T, or both. In addition, any shares of BB&T preferred stock may have class or series voting rights. Under certain circumstances, the issuance of BB&T preferred stock or the existence of the unissued BB&T preferred stock may tend to discourage or render more difficult a merger or other change in control of BB&T. See "--Shareholder Rights Plan."

Shareholder Rights Plan

  BB&T has adopted a shareholder rights plan pursuant to which holders of shares of BB&T common stock also hold rights to purchase securities or other property that may be exercised upon the occurrence of certain "triggering events." Shareholder rights plans such as BB&T's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders.

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

Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of BB&T, could have the effect of discouraging a business combination that shareholders believe to be in their best interests. The provisions of BB&T's shareholder rights plan are discussed below.

  On December 17, 1996, the BB&T Board declared a dividend distribution of one right (a "Right," and collectively the "Rights") for each outstanding share of BB&T common stock to shareholders of record at the close of business on January 17, 1997. One Right will also be distributed for each share of BB&T common stock issued between January 17, 1997 and the occurrence of a "Distribution Date" (described in the next paragraph). Each Right entitles the registered holder to purchase from BB&T a unit consisting of one-hundredth of a share (a "Unit") of BB&T Junior Preferred Stock at a Purchase Price of $145.00 per Unit, subject to adjustment, or, under certain circumstances, other securities or property. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 17, 1996, between BB&T and BB&T-NC in the capacity of Rights Agent (the "Rights Agreement").

  Initially, the Rights will be attached to all BB&T common stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined in the Rights Agreement) will be distributed. A "Distribution Date" will occur, and the Rights will separate from shares of BB&T common stock, upon the earliest of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of BB&T common stock (the "Stock Acquisition Date"), (b) 10 business days following the commencement of a tender offer or exchange offer that would if completed result in a person or group beneficially owning 20% or more of such outstanding shares of BB&T common stock or (c) 10 business days after the BB&T Board declares any Person to be an "Adverse Person," as described in the following paragraph.

  The BB&T Board will declare a person to be an Adverse Person upon its determinations (a) that such person, alone or together with its affiliates and associates, has or will become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock (provided that any such determination will not be effective until such person has in fact become the beneficial owner of 10% or more of the outstanding shares of BB&T common stock) and (b) following consultation with such persons as the BB&T Board deems appropriate, that (1) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause BB&T to repurchase the BB&T common stock beneficially owned by such person or to cause pressure on BB&T to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the BB&T Board determines that the best long-term interests of BB&T and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (2) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of BB&T's ability to maintain its competitive position) on the business or prospects of BB&T or (iii) such beneficial ownership otherwise is determined to be not in the best interests of BB&T and its shareholders, employees, customers and communities in which BB&T and its subsidiaries do business.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 31, 2006, subject to extension by the BB&T Board, or unless earlier redeemed by BB&T as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of BB&T common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for certain issuances in connection with outstanding options and convertible securities and as otherwise determined by the BB&T Board, only shares of BB&T common stock issued before the Distribution Date will be issued with Rights.

  If the BB&T Board determines that a person is an Adverse Person or, at any time following the Distribution Date, a person becomes the beneficial owner of 25% or more of the then outstanding shares of BB&T common stock, each holder of a Right will thereafter have the right to receive at the time specified in the Rights Agreement, (a) upon exercise and payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to two times the exercise price of the Right or (b) at the discretion of the BB&T Board, upon exercise and without payment of the exercise price, BB&T common stock (or, in certain circumstances, cash, property or other securities of BB&T) having a value equal to the difference between the exercise price of the Right and the value of the consideration that would be payable under clause (a). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. Rights will not become exercisable following the occurrence of either of the events set forth above, however, until such time as the Rights are no longer redeemable by BB&T as set forth below.

  For example, at an exercise price of $145.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $290.00 worth of BB&T common stock (or other consideration, as noted above) for $145.00. Assuming that the BB&T common stock had a per share value of $36.25 at such time, the holder of each valid Right would be entitled to purchase eight shares of BB&T common stock for $145.00. Alternatively, at the discretion of the BB&T Board, each Right following an event set forth in the preceding paragraph, without payment of the exercise price, would entitle its holder to BB&T common stock (or other consideration, as noted above) worth $145.00.

  If, at any time following the Stock Acquisition Date, (a) BB&T is acquired in a merger, statutory share exchange or other business combination transaction in which BB&T is not the surviving corporation or (b) 50% or more of BB&T's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Purchase Price payable, and the number of Units of BB&T Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution if certain events occur.

  In general, BB&T may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until 10 business days following the earlier of the Stock Acquisition Date or the effective date of any declaration by the BB&T Board that any person is an Adverse Person. After the redemption period has expired, BB&T's right of redemption may be reinstated if an Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of BB&T common stock in a transaction or series of transactions not involving BB&T and if there are no other Acquiring Persons or Adverse Persons.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of BB&T, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to BB&T, shareholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for stock (or other consideration) of BB&T or for common stock of the acquiring company as set forth above.

  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the BB&T Board before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the BB&T Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption may be made when the Rights are not redeemable.

  The Rights Agreement is filed as an exhibit to a registration statement on Form 8-A dated January 10, 1997 that has been filed by BB&T with the SEC. This registration statement and the Rights Agreement are incorporated by reference in this proxy statement/prospectus, and reference is made to them for the complete

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

terms of the Rights Agreement and the Rights. The foregoing discussion is qualified in its entirety by reference to the Rights Agreement. See "Where You Can Find More Information."

Certain Provisions of the NCBCA, BB&T Articles and BB&T Bylaws

  Provisions of the North Carolina Business Corporation Act (the "NCBCA") and BB&T's articles of incorporation and bylaws may be deemed to have an anti-takeover effect and, together with the ability of the BB&T Board to issue shares of BB&T preferred stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the BB&T Board. These provisions also could delay or deter the removal of incumbent directors or the assumption of control by shareholders. BB&T believes that these provisions are appropriate to protect the interests of BB&T and all of its shareholders. The following describes the principal provisions of the NCBCA and BB&T's articles of incorporation and bylaws that may be deemed to have anti-takeover effects on BB&T.

 Control Share Acquisition Act

  The Control Share Acquisition Act of the NCBCA may make an unsolicited attempt to gain control of BB&T more difficult by restricting the right of certain shareholders to vote newly acquired large blocks of stock. For a description of this statute, see "Comparison of Shareholders' Rights--Anti-takeover Statutes."

 Provisions Regarding the BB&T Board

  BB&T's articles of incorporation and bylaws classify the BB&T Board and permit the removal of directors only for cause. This could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of BB&T. For a description of such provisions, see "Comparison of Shareholders' Rights--Directors."

 Meeting of Shareholders; Shareholders' Nominations and Proposals

  Under BB&T's bylaws, meetings of the shareholders may be called only by the Chief Executive Officer, President, Secretary or the BB&T Board. Shareholders of BB&T may not request that a special meeting of shareholders be called. This provision could delay until the next annual shareholders' meeting shareholder actions that are favored by the holders of a majority of the outstanding voting securities of BB&T.

  Certain procedures governing the submission of nominations for directors and other proposals by shareholders may have some deterrent effect on shareholder actions designed to result in change of control in BB&T. See "Comparison of Shareholders' Rights--Notice of Shareholder Nominations and Shareholder Proposals" on page 48.

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

                      COMPARISON OF SHAREHOLDERS' RIGHTS

  At the effective time, holders of First Liberty common stock will become shareholders of BB&T. The following is a summary of material differences between the rights of holders of BB&T common stock and holders of First Liberty common stock. Since BB&T is organized under the laws of the State of North Carolina and First Liberty is organized under the laws of the State of Georgia, differences in the rights of holders of BB&T common stock and those of holders of First Liberty common stock arise from differing provisions of the NCBCA and the Georgia Business Corporation Code (the "GBCC") in addition to differing provisions of their respective articles of incorporation and bylaws.

  The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of holders of BB&T common stock and holders of First Liberty common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the GBCC and the governing corporate instruments of BB&T and First Liberty, to which the shareholders of First Liberty are referred.

Authorized Capital Stock

 BB&T

  BB&T's authorized capital stock consists of 500,000,000 shares of BB&T common stock and 5,000,000 shares of BB&T preferred stock. BB&T's articles of incorporation authorize the BB&T Board to issue shares of BB&T preferred stock in one or more series and to fix the designation, powers, preferences, and rights of the shares of BB&T preferred stock in each such series. As of September 1, 1999, there were 318,206,581 shares of BB&T common stock outstanding. No shares of BB&T preferred stock were issued and outstanding as of such date, although 2,000,000 shares of BB&T preferred stock have been designated as BB&T Junior Preferred Stock and are reserved for issuance in connection with BB&T's shareholder rights plan. See "Description of BB&T Capital Stock--Shareholder Rights Plan."

 First Liberty

  First Liberty's authorized capital stock consists of 100,000,000 shares of First Liberty common stock, par value $1.00 per share and 5,000,000 shares of First Liberty preferred stock, no par value. As of September 8, 1999, there were 14,264,996 shares of First Liberty common stock outstanding. No shares of First Liberty preferred stock were issued and outstanding as of such date.

Special Meetings of Shareholders and Action by Shareholders without a Meeting

 BB&T

  Special meetings of the shareholders of BB&T may be called at any time by BB&T's Chief Executive Officer, President or Secretary or by the BB&T Board. Under the NCBCA, shareholders of a North Carolina corporation may take action without a meeting by one or more written consents signed by all shareholders entitled to vote on the matter in question, provided that any required notice is given to any shareholders not entitled to vote on such matter.

 First Liberty

  Under First Liberty's bylaws, special meetings of the shareholders may be called at any time by the Chairman of the Board, the President or a majority of the First Liberty Board and shall be called by the Chairman of the Board, the President or the Secretary upon the written request of the holders of not less than 30% of all the outstanding capital stock entitled to vote at the meeting. The GBCC presently provides that a corporation must hold a special meeting of shareholders if the holders of at least 25%, or such greater or lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the corporation's Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Under First Liberty's bylaws, any action that may be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action taken, shall be given by all of the shareholders entitled to vote on the subject matter of the consent.

Directors

 BB&T

  BB&T's articles of incorporation and bylaws provide for a board of directors having not less than three nor more than 30 members as determined from time to time by vote of a majority of the members of the BB&T Board or by resolution of the shareholders of BB&T. Currently, the BB&T Board consists of 21 directors. The BB&T Board is divided into three classes, with directors serving staggered three-year terms. Under BB&T's articles of incorporation and bylaws, BB&T directors may be removed only for cause and only by the vote of a majority of the outstanding shares entitled to vote in the election of directors. Holders of BB&T common stock do not have cumulative voting rights in the election of directors.

 First Liberty

  Pursuant to First Liberty's amended and restated articles of incorporation, the First Liberty Board is divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year. At each annual meeting of the shareholders of First Liberty, the directors of one class are elected to hold office for a term expiring at the third annual meeting following their election and until their successors have been duly elected and qualified. During the intervals between annual meetings of shareholders, any vacancy occurring in the First Liberty Board caused by the resignation, removal, death or other incapacity of one or more directors, and any newly created directorships resulting from an increase in the number of directors, shall be filled by a majority vote of the directors then in office, whether or not such directors constitute a quorum. Each director elected by the First Liberty Board to fill a vacancy holds office for the unexpired term in respect of which such vacancy occurred.

  The First Liberty Board consists of not less than six nor more than 15 members, with the precise number to be fixed by resolution of the First Liberty Board from time to time. The minimum number of directors may be reduced below six and the maximum number of directors may be increased above 15 only upon the affirmative vote of the shareholders of record holding two-thirds of the then outstanding shares of stock of each class of the corporation entitled to vote in elections for directors at a meeting of shareholders called for that purpose. Pursuant to the GBCC, directors of First Liberty may be removed by the shareholders with or without cause. Holders of First Liberty common stock do not have cumulative voting rights in the election of directors.

Dividends and Other Distributions

 BB&T

  The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business. BB&T is not subject to other express regulatory restrictions on payments of dividends and other distributions. The ability of BB&T to pay distributions to the holders of BB&T common stock will depend, however, to a large extent upon the amount of dividends its bank subsidiaries, which are subject to restrictions imposed by regulatory authorities, pay to BB&T. In addition, the Federal Reserve could oppose a distribution by BB&T if it determined that such a distribution would harm BB&T's ability to support its bank subsidiaries. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the BB&T Board.

 First Liberty

  Payment of dividends on First Liberty common stock will be subject to the GBCC. The GBCC provides, among other things, that dividends may be paid in cash, property or stock unless First Liberty is insolvent or the dividend payment would render it insolvent.

Notice of Shareholder Nominations and Shareholder Proposals

 BB&T

  BB&T's bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the BB&T Board or a committee thereof, of candidates for election as directors. BB&T's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the BB&T Board must submit such nomination in writing to the Secretary of BB&T not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders, together with biographical information about the candidate and the shareholder's name and shareholdings. Nominations not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting. In addition, a shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders that is not intended to be included in the proxy statement for such meeting must notify the Secretary of BB&T in writing not later than 60 days before one year after the date of the immediately preceding annual meeting of shareholders of such shareholder's intention. The notice must contain: (a) a brief description of the proposal, (b) the name and shareholdings of the shareholder submitting the proposal and (c) any material interest of the shareholder in such proposal.

  In accordance with Rule 14a-8, as promulgated by the SEC pursuant to the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by BB&T no later than 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. Where the annual meeting has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before BB&T begins to print and mail its proxy materials.

 First Liberty

  First Liberty's bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the First Liberty Board must submit such nomination in writing to the Secretary of First Liberty at least 20 days prior to the date of the annual meeting of shareholders at which such nominee will be considered for election. If First Liberty's nominating committee, comprised of the First Liberty Board, shall fail or refuse to make nominations for candidates for election to the First Liberty board at least 20 days prior to an annual meeting of shareholders, nominations for directors may be made at such annual meeting by any shareholder entitled to vote, and any such nominations must be voted upon at the annual meeting.

  As with BB&T, in accordance with Rule 14a-8, as promulgated by the SEC pursuant to the Securities Exchange Act, shareholder proposals intended to be included in the proxy statement and presented at a regularly scheduled annual meeting must be received by First Liberty no later than 120 days before the anniversary of the date that the previous year's proxy statement was first mailed to shareholders. Where the annual meeting has been changed by more than 30 days from the date of the prior year's meeting, or for special meetings, the proposal must be submitted within a reasonable time before First Liberty begins to print and mail its proxy materials.

Exculpation and Indemnification

 BB&T

  The NCBCA requires that a director of a North Carolina corporation discharge the duties as a director (a) in good faith, (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (c) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation shall not be subject to any different duties or a higher standard of care. BB&T's articles of incorporation provide that, to the fullest extent permitted by applicable law, no director of BB&T will have any personal liability for monetary damage for breach of a duty as a director. BB&T's bylaws require BB&T to indemnify its directors and officers against liabilities arising out of such person's status as such, excluding any liability relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interests of BB&T.

 First Liberty

  As permitted by the GBCC, First Liberty's amended and restated articles of incorporation contain provisions which eliminate the personal liability of directors for monetary damages to First Liberty or its shareholders for breach of their fiduciary duties as directors, except to the extent such elimination of liability is prohibited by the GBCC. In accordance with the GBCC, these provisions do not limit the liability of any director for any appropriation of a business opportunity of First Liberty in violation of the director's duty; for acts or omissions which involve intentional misconduct or a knowing violation of law; for any dividend payment, stock repurchase, stock redemption or distribution in liquidation that was prohibited under Georgia law; or for any transaction from which the director derived an improper personal benefit. These provisions do not limit or eliminate the rights of First Liberty or any shareholder to seek an injunction or any other non-monetary relief in the event of a breach of a director's fiduciary duty. In addition, these provisions apply only to claims against a director arising out of his role as a director and do not relieve a director from liability for violations of statutory law such as certain liabilities imposed on a director under the federal securities laws.

  In addition, First Liberty's amended and restated articles of incorporation provide for the indemnification of both directors and officers for expenses incurred by them in connection with the defense or settlement of claims asserted against them in their capacities as directors and officers. In certain cases, this right of indemnification extends to judgments or penalties assessed against them.

Mergers, Share Exchanges and Sales of Assets

 BB&T

  The NCBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation not in the ordinary course of business be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with First Liberty) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger. BB&T is also subject to certain statutory anti-takeover provisions. See "--Anti-takeover Statutes."

 First Liberty

  The GBCC generally requires that any plan of merger or share exchange be approved by (i) a majority of all the votes entitled to be cast on the plan by all shares entitled to vote on the plan, voting as a single voting group, and
(ii) a majority of all the votes entitled to be cast by holders of the shares of each voting group entitled to vote separately on the plan as a voting group by the articles of incorporation. Generally, approval of a merger or share exchange by the shareholders of the surviving corporation or the acquiring corporation, respectively, is not required if (i) the articles of incorporation of the surviving or acquiring corporation will not differ from its articles before the merger or share exchange, (ii) each share of stock of the surviving or acquiring corporation outstanding immediately before the effective date of the merger or share exchange is to be an identical outstanding or reacquired share immediately after the merger or share exchange, and (iii) the number and kind of shares outstanding immediately after the merger or share exchange, plus the number of shares and derivative securities issued pursuant to the merger or share exchange, will not exceed the total number of shares of the surviving or acquiring corporation authorized for issuance by its articles of incorporation immediately before the merger or share exchange. The GBCC generally provides that a corporation may sell, lease, exchange, or otherwise dispose of all or substantially all of its property if such action is approved by a majority of all the votes entitled to be cast on the transaction.

Anti-takeover Statutes

 BB&T

  The North Carolina Control Share Acquisition Act applies to BB&T. This act is designed to protect shareholders of publicly owned North Carolina corporations based within the state against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain shareholders. The act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the act, the shares acquired that result in the crossing of any of these thresholds ("Control Shares") have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of Control Shares, any officer of the corporation and any employee of such corporation who is also a director of such corporation. If voting rights are conferred on Control Shares, all shareholders of such corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any Control Shares.

  In accordance with the provisions of such statute, BB&T has elected not to be governed by the North Carolina Shareholder Protection Act, which requires that certain business combinations with existing shareholders either be approved by a supermajority of the other shareholders or meet certain "fair price" requirements.

 First Liberty

  The GBCC provides for certain voting rules and fair price requirements concerning business combinations with "interested shareholders." This provision is designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. Under the fair price provisions, business combinations with interested shareholders (generally, an interested shareholder is the beneficial owner of 10% or more of the corporation's voting shares) must meet one of three criteria designed to protect minority shareholders: (a) the transaction must be unanimously approved by the "continuing directors" of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder), provided that there are at least three continuing directors at the time of such approval; (b) the transaction must be approved by two-thirds of the continuing directors and a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder; or (c) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price and equivalent consideration for their shares.

  Fair price requirements are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. First Liberty's bylaws do not incorporate the fair price requirements of the GBCC. First Liberty's amended and restated articles of incorporation require the affirmative vote of the holders of not less than 80% of the then outstanding shares of First Liberty common stock (including the affirmative vote of the holders of at least 80% of the then outstanding shares of First Liberty common stock other than those beneficially owned by an interested shareholder) in order to effect certain business combinations with interested shareholders. However, this supermajority vote is not required if either (i) the business combination is approved by two-thirds of the members of the First Liberty Board who are unaffiliated with the interested shareholder and by two-thirds of the full First Liberty Board or (ii) the terms of the business combination meet specified fair pricing criteria and tests.

Amendments to Articles of Incorporation and Bylaws

 BB&T

  The NCBCA provides generally that a North Carolina corporation's articles of incorporation may be amended if the amendment is approved by a majority of the votes cast within each voting group entitled to vote. BB&T's articles of incorporation and bylaws also require the affirmative vote of more than two-thirds of the outstanding shares entitled to vote to approve an amendment to BB&T's articles of incorporation or bylaws amending, altering or repealing the portions of such articles of incorporation or bylaws relating to classification and staggered terms of the BB&T Board, removal of directors or any requirement for a supermajority vote on such an amendment. The NCBCA provides that a North Carolina corporation's bylaws may be amended by its shareholders, and BB&T's articles of incorporation authorize the BB&T Board to amend BB&T's bylaws.

 First Liberty

  The GBCC provides generally that a Georgia corporation's articles of incorporation may be amended if the amendment is approved by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote. First Liberty's amended and restated articles of incorporation require such a majority vote. The GBCC generally provides that a Georgia corporation's bylaws may be amended by the corporation's board of directors or by the corporation's shareholders, except that a bylaw limiting the authority of the board of directors or establishing staggered terms for directors may only be adopted, amended or repealed by the shareholders. First Liberty's bylaws authorize an amendment to the bylaws by a two-thirds vote of the full First Liberty Board or by a majority vote of the votes cast by the shareholders.

Shareholders' Rights of Dissent and Appraisal

 BB&T

  Under the NCBCA, a shareholder of a North Carolina corporation is entitled to dissent from, and obtain payment of the "full value" of his or her shares in the event of any of the following corporate transactions:

  . completion of a plan of merger to which the corporation is a party, unless (a) the corporation is a parent merging with a subsidiary pursuant to a particular NCBCA provision for such transactions; (b) the merger is subject to an NCBCA provision that exempts from the shareholder approval requirement certain mergers that do not result in a substantial change to the corporation or the rights of its shareholders; or (c) the shares in question are then redeemable by the corporation at a price not greater than the cash to be received for such shares;

  . completion of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

  . completion of a sale or exchange of all or substantially all of the property of the corporation other than in the regular course of business, including a sale in dissolution but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds are to be distributed in cash to shareholders within one year;

  . an amendment to the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
     (a) alters or abolishes a preferential right of the shares; (b) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (d) excludes or limits the right of shares to vote on any matter; (e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or (f) changes the corporation into a nonprofit corporation or cooperative organization; or

  . any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

  With respect to corporations that have a class or series of shares either listed on a national securities exchange or held by more than 2,000 record shareholders, dissenters' rights are not available to the holders of these shares by reason of a merger, share exchange or sale or exchange of property unless (a) the articles of incorporation of the corporation that issued the shares provide otherwise or (b) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (1) cash, (2) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 record shareholders or (3) a combination of cash and such shares.

  A shareholder who has the right to dissent from a transaction and receive payment of the "fair value" of his or her shares must follow specific procedural requirements as set forth in the NCBCA in order to maintain such right and obtain such payment.

 First Liberty

  Under the GBCC (subject to certain exceptions), any shareholder of a Georgia corporation who objects to a merger and who fully complies with all of the dissenters' provisions (but not otherwise) shall be entitled to demand and receive payment for all (but not less than all) of his or her shares if the proposed merger is consummated. A shareholder who objects to a merger and desires to receive payment of the "fair value" of his or stock:

  . must file a written objection to the merger with the corporation either prior to the shareholders' meeting, or at the meeting but before the vote is taken, and the written objection must contain a statement that the shareholder intends to demand payment for his or her shares if the merger is approved;

  .  must either abstain from voting or vote against approval of the merger;
     and

  . must demand payment and deposit his or her certificate(s) in accordance with the terms of the dissenters' notice sent to the dissenting shareholder following approval of the merger.

  If all of the above conditions are satisfied in full, the resulting corporation is required to make a written offer within 10 days of receiving the payment demand, or within 10 days after the consummation of the merger, whichever is later, to each dissenting shareholder to purchase all of such shareholder's shares at a specific price. If the resulting corporation and any dissenting shareholder are unable to agree on the fair value of the shares within 60 days, the resulting corporation will commence a proceeding in the superior court of the county in which the resulting corporation is headquartered to determine the rights of the dissenting shareholder and the fair value of his or her shares. The court may appoint appraisers to receive evidence and to recommend a decision on fair value.

  However, holders of First Liberty common stock do not have appraisal rights in connection with the BB&T merger because, as of the record date, shares of First Liberty common stock were listed on the National Market System of The Nasdaq Stock Market, Inc. and the shares of BB&T common stock are held by at least 2,000 record shareholders.

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

Liquidation Rights

 BB&T

  In the event of the liquidation, dissolution or winding-up of the affairs of BB&T, holders of outstanding shares of BB&T common stock are entitled to share, in proportion to their respective interests, in BB&T's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of BB&T.

  Because BB&T is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any BB&T preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary's creditors, except to the extent that BB&T may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by BB&T for the benefit of eligible account holders in connection with conversion of such savings associations from mutual to stock form.

 First Liberty

  In the event of the liquidation, dissolution or winding up of the affairs of First Liberty, after there shall have been paid to or set aside for the holders of any class of stock having preferences over the First Liberty common stock in the event of such liquidation, dissolution or winding up the full amounts of which they are respectively entitled, the holders of the First Liberty common stock and the holders of any class or series of stock entitled to participate therewith as to distribution of assets, shall be entitled, after payment or provision for payment of all debts and liabilities of First Liberty, to receive the remaining assets of First Liberty available for distribution, in cash or in kind.

                             SHAREHOLDER PROPOSALS

  Any proposal that a shareholder wishes to have presented at the next annual meeting of shareholders, which will not be held if the merger is completed, and included in First Liberty's proxy materials must be received at the main office of First Liberty, 201 Second Street, Macon, Georgia 31297 no later than October 15, 1999. If such proposal is in compliance with all of the requirements of Rule 14a-8 of the Securities Exchange Act, it will be included in First Liberty's proxy statement and set forth on the form of proxy issued for the next annual meeting of shareholders, if applicable. In addition, the proxy solicited for the next annual meeting of shareholders will confer discretionary authority to vote on any shareholder proposal presented at such meeting unless notice of such proposal is given to First Liberty no later than November 15, 1999. It is urged that any proposals be sent by certified mail, return receipt requested.

                                OTHER BUSINESS

  The First Liberty Board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

                                 LEGAL MATTERS

  The validity of the shares of BB&T common stock offered hereby will be passed upon by Womble Carlyle Sandridge & Rice, PLLC, Washington, D.C., as counsel to BB&T. As of the date of this proxy statement/prospectus, certain members of Womble Carlyle Sandridge & Rice, PLLC owned an aggregate of approximately 38,000 shares of BB&T common stock.

                                    EXPERTS

  The consolidated financial statements of BB&T Corporation and its subsidiaries which are incorporated by reference in this proxy statement/prospectus from BB&T's Current Report on Form 8-K dated September 3, 1999, which restates the consolidated financial statements that are incorporated by reference from BB&T's Annual Report on Form 10-K for the year ended December 31, 1998 to reflect the acquisitions by BB&T of MainStreet Financial Corporation on March 5, 1999, First Citizens Corporation on July 9, 1999 and Mason-Dixon Bancshares, Inc. on July 14, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

  With respect to the unaudited historical consolidated financial information of First Liberty Financial Corp. for the three-month periods ended December 31, 1998 and 1997 and the six-month periods ended March 31, 1999 and 1998 incorporated by reference in this proxy statement/prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated February 12, 1999 and May 14, 1999 incorporated by reference herein, state that they did not audit and they do not express an opinion on the unaudited historical consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited historical consolidated financial information because those reports are not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

  The supplemental consolidated financial statements of First Liberty Financial Corp. incorporated by reference in this proxy statement/prospectus from First Liberty's Current Report on Form 8-K filed on July 30, 1999 have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance on such report given upon the authority of that firm as experts in auditing and accounting.

  The consolidated financial statements of First Liberty Financial Corp. incorporated by reference in this proxy statement/prospectus from First Liberty's Annual Report on Form 10-K for the year ended September 30, 1998 have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance on such report given upon the authority of that firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

  BB&T and First Liberty file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or certain other information that the companies file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information should also be available for inspection at the offices of the NYSE, for BB&T, and Nasdaq, for First Liberty.

  BB&T has filed the registration statement to register with the SEC the BB&T common stock to be issued to First Liberty shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BB&T. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in BB&T's registration statement or the exhibits to the registration statement.

  The SEC allows First Liberty and BB&T to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/prospectus.

  This proxy statement/prospectus incorporates by reference the documents set forth below that First Liberty and BB&T have previously filed with the SEC. These documents contain important information about First Liberty and BB&T and their businesses.

BB&T SEC Filings (File No. 1-10853)

Annual Report on Form 10-K          For the fiscal year ended December 31, 1998

Quarterly Reports on Form 10-Q      For the fiscal quarters ended March 31, 1999
                                    and June 30, 1999

Current Reports on Form 8-K         Filed January 8, 1999, January 14, 1999,
                                    January 27, 1999 (two filings), January 28,
                                    1999, February 25, 1999 (amended on April 28,
                                    1999), April 9, 1999, April 12, 1999, April
                                    28, 1999 (three filings), April 30, 1999,
                                    July 14, 1999, July 29, 1999 and September 3,
                                    1999

Registration Statement on Form      Filed January 10, 1997
 8-A (concerning BB&T's
 shareholder rights plan)


First Liberty SEC Filings (File No. 0-14417)


Annual Report on Form 10-K          For the fiscal year ended September 30, 1998

Quarterly Reports on Form 10-Q      For the fiscal quarters ended December 31,
                                    1998, March 31, 1999 and June 30, 1999

Current Reports on Form 8-K         Filed July 30, 1999

The description of First Liberty    Filed April 15, 1986
 common stock in First Liberty's
 Registration Statement on Form 8-A

  First Liberty and BB&T also incorporate by reference additional documents that may be filed with the SEC between the date of this proxy statement/prospectus and the completion of the merger or the termination of the merger agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

  BB&T has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to BB&T, and First Liberty has supplied all such information relating to First Liberty before the merger.

  If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits except those that the companies have specifically incorporated by reference in this proxy statement/prospectus. Shareholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

        Shareholder Reporting                     Richard A. Hills, Jr.
          BB&T Corporation                              Secretary
        Post Office Box 1290                  First Liberty Financial Corp.
 Winston-Salem, North Carolina 27104                201 Second Street
           (336) 733-3021                         Macon, Georgia 31297
                                                     (912) 743-0911

If you would like to request documents from us, please do so by October 20, 1999 to receive them before the meeting.

  You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. BB&T and First Liberty have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 15, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of BB&T common stock in the merger creates any implication to the contrary.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    BETWEEN

                         FIRST LIBERTY FINANCIAL CORP.

                                      and

                                BB&T CORPORATION

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE I
  DEFINITIONS..............................................................  A-1

ARTICLE II
  THE MERGER...............................................................  A-5
  2.1Merger................................................................  A-5
  2.2Filing; Plan of Merger................................................  A-5
  2.3Effective Time........................................................  A-5
  2.4Closing...............................................................  A-5
  2.5Effect of Merger......................................................  A-5
  2.6Further Assurances....................................................  A-6
  2.7Merger Consideration..................................................  A-6
  2.8Conversion of Shares; Payment of Merger Consideration.................  A-6
  2.9Conversion of Stock Options...........................................  A-7
  2.10Merger of Subsidiaries...............................................  A-8
  2.11Anti-Dilution........................................................  A-8

ARTICLE III
  REPRESENTATIONS AND WARRANTIES OF FIRST LIBERTY..........................  A-8
  3.1Capital Structure.....................................................  A-8
  3.2Organization, Standing and Authority..................................  A-9
  3.3Ownership of Subsidiaries.............................................  A-9
  3.4Organization, Standing and Authority of the Subsidiaries..............  A-9
  3.5Authorized and Effective Agreement....................................  A-9
  3.6Securities Filings; Financial Statements; Statements True............. A-10
  3.7Minute Books.......................................................... A-10
  3.8Adverse Change........................................................ A-11
  3.9Absence of Undisclosed Liabilities.................................... A-11
  3.10Properties........................................................... A-11
  3.11Environmental Matters................................................ A-11
  3.12Loans; Allowance for Loan Losses..................................... A-12
  3.13Tax Matters.......................................................... A-12
  3.14Employees; Compensation; Benefit Plans............................... A-13
  3.15Certain Contracts.................................................... A-15
  3.16Legal Proceedings; Regulatory Approvals.............................. A-16
  3.17Compliance with Laws; Filings........................................ A-16
  3.18Brokers and Finders.................................................. A-16
  3.19Repurchase Agreements; Derivatives................................... A-17
  3.20Deposit Accounts..................................................... A-17
  3.21Related Party Transactions........................................... A-17
  3.22Certain Information.................................................. A-17
  3.23Tax and Regulatory Matters........................................... A-17
  3.24State Takeover Laws; Shareholder Rights Plan......................... A-18
  3.25Labor Relations...................................................... A-18
  3.26No Right to Dissent.................................................. A-18
  3.27Fairness Opinion..................................................... A-18

ARTICLE IV
  REPRESENTATIONS AND WARRANTIES OF BB&T................................... A-18
  4.1Capital Structure of BB&T............................................. A-18

                                                                            Page
                                                                            ----
  4.2Organization, Standing and Authority of BB&T.......................... A-18
  4.3Authorized and Effective Agreement.................................... A-19
  4.4Organization, Standing and Authority of BB&T Subsidiaries............. A-19
  4.5Securities Documents; Statements True................................. A-19
  4.6Certain Information................................................... A-19
  4.7Tax and Regulatory Matters............................................ A-20

ARTICLE V
  COVENANTS................................................................ A-20
  5.1First Liberty Shareholder Meeting..................................... A-20
  5.2Registration Statement; Proxy Statement/Prospectus.................... A-20
  5.3Plan of Merger; Reservation of Shares................................. A-20
  5.4Additional Acts....................................................... A-21
  5.5Best Efforts.......................................................... A-21
  5.6Certain Accounting Matters............................................ A-21
  5.7Access to Information................................................. A-22
  5.8Press Releases........................................................ A-22
  5.9Forbearances of First Liberty......................................... A-22
  5.10Employment Agreements................................................ A-24
  5.11Affiliates........................................................... A-24
  5.12Section 401(k) Plan; ESSOP; Other Employee Benefits.................. A-24
  5.13Directors and Officers Protection.................................... A-25
  5.14Forbearances of BB&T................................................. A-26
  5.15Reports.............................................................. A-26
  5.16Exchange Listing..................................................... A-26
  5.17Advisory Board for Georgia Area...................................... A-27
  5.18Board of Directors of Branch Banking and Trust Company............... A-27

ARTICLE VI
  CONDITIONS PRECEDENT..................................................... A-27
  6.1Conditions Precedent--BB&T and First Liberty.......................... A-27
  6.2Conditions Precedent--First Liberty................................... A-28
  6.3Conditions Precedent--BB&T............................................ A-28

ARTICLE VII
  TERMINATION, DEFAULT, WAIVER AND AMENDMENT............................... A-29
  7.1Termination........................................................... A-29
  7.2Effect of Termination................................................. A-30
  7.3Survival of Representations, Warranties and Covenants................. A-30
  7.4Waiver................................................................ A-30
  7.5Amendment or Supplement............................................... A-31

ARTICLE VIII
  MISCELLANEOUS............................................................ A-31
  8.1Expenses.............................................................. A-31
  8.2Entire Agreement...................................................... A-31
  8.3No Assignment......................................................... A-31
  8.4Notices............................................................... A-31
  8.5Specific Performance.................................................. A-32
  8.6Captions.............................................................. A-32
  8.7Counterparts.......................................................... A-32
  8.8Governing Law......................................................... A-32

ANNEXES
  Annex A                  Articles of Merger
  Annexes B-1 through B-10 Employment Agreements with Officers

                     AGREEMENT AND PLAN OF REORGANIZATION

  THIS AGREEMENT AND PLAN OF REORGANIZATION ("Agreement"), dated as of April 27, 1999, is by and between FIRST LIBERTY FINANCIAL CORP. ("First Liberty"), a Georgia corporation having its principal office at Macon, Georgia, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                               R E C I T A L S:

  The parties desire that First Liberty shall be merged with and into BB&T (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger (the "Plan of Merger") substantially in the form attached as Annex A hereto, and the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby. As a condition and inducement to BB&T's willingness to enter into the Agreement, First Liberty is concurrently granting to BB&T an option to acquire, under certain circumstances, 2,838,708 shares of the common stock, par value $1.00 per share, of First Liberty.

  Now, Therefore, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                                  Definitions

1.1 Definitions

  When used herein, the capitalized terms set forth below shall have the following meanings:

  "Affiliate" means, with respect to any Person, any Person, who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

  "Articles of Merger" shall mean the Articles of Merger required to be filed with the office of the Secretary of State of North Carolina, as provided in
Section 55-11-05 of the NCBCA, and with the office of the Secretary of State of Georgia, as provided in Section 14-2-1105 of the GBCC.

  "Bank Holding Company Act" shall mean the Federal Bank Holding Company Act of 1956, as amended.

  "BB&T Common Stock" shall mean the shares of voting common stock, par value $5.00 per share, of BB&T, with rights attached issued pursuant to Rights Agreement dated December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent, relating to BB&T's Series B Junior Participating Preferred Stock, $5.00 par value per share.

  "BB&T Option Agreement" shall mean the Stock Option Agreement dated as of even date herewith, as amended from time to time, under which BB&T has an option to purchase shares of First Liberty Common Stock, which shall be executed immediately following execution of this Agreement.

  "BB&T Subsidiaries" shall mean Branch Banking and Trust Company, Branch Banking and Trust Company of South Carolina and Branch Banking and Trust Company of Virginia.

  "Business Day" shall mean all days other than Saturdays, Sundays and Federal Reserve holidays.

  "CERCLA" shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended (42 U.S.C. 9601 et seq.).

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Disclosed" shall mean disclosed in the First Liberty Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

  "Environmental Claim" means any notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Advisor" shall mean Sandler O'Neill & Partners, L.P.

  "Financial Statements" shall mean (a) with respect to BB&T, (i) the consolidated balance sheet (including related notes and schedules, if any) of BB&T as of December 31, 1998, 1997, and 1996, and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1998, 1997, and 1996, as filed by BB&T in Securities Documents and (ii) the consolidated balance sheets of BB&T (including related notes and schedules, if any) and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T with respect to periods ended subsequent to December 31, 1998, and (b) with respect to First Liberty, (i) the consolidated statements of financial condition (including related notes and schedules, if any) of First Liberty as of September 30, 1998, September 30, 1997 and September 30, 1996, and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) for each of the three years ended September 30, 1998, September 30, 1997 and September 30, 1996 as filed by First Liberty in Securities Documents and
(ii) the consolidated statements of financial condition of First Liberty (including related notes and schedules, if any) and the related consolidated statements of income and retained earnings, and cash flows (including related notes and schedules, if any) included in Securities Documents filed by First Liberty with respect to periods ended subsequent to September 30, 1998.

  "First Liberty Common Stock" shall mean the shares of voting common stock, par value $1.00 per share, of First Liberty, with rights attached pursuant to Shareholder Rights Plan dated August 2, 1989.

  "First Liberty Disclosure Memorandum" shall mean the written information in one or more documents, each of which is entitled "First Liberty Disclosure Memorandum" and dated on or before the date of this Agreement and delivered not later than seven days after the date of execution of this Agreement by First Liberty to BB&T, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall be in existence on the date of this Agreement and shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced.

  "First Liberty ESSOP" shall mean the First Liberty Financial Corp. Employee Savings and Stock Ownership Plan.

  "First Liberty Subsidiaries" shall mean First Liberty Bank, Liberty Mortgage Corporation, NewSouth Financial Services, Inc., OFC Capital Corporation and any and all other Subsidiaries of First Liberty as of the date hereof and any corporation, bank, savings association, or other organization acquired as a Subsidiary of First Liberty after the date hereof and held as a Subsidiary by First Liberty at the Effective Time.

  "GAAP" shall mean generally accepted accounting principles applicable to financial institutions and their holding companies, as in effect at the relevant date.

  "GBCC" shall mean the Georgia Business Corporation Code, as amended.

  "Hazardous Substances" means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos;
(iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

  "IRS" shall mean the Internal Revenue Service.

  "Material Adverse Effect" on BB&T or First Liberty shall mean an event, fact, change, or occurrence which, individually or together with any other event, fact, change or occurrence, (i) has a material adverse effect on the financial condition, results of operations, business or business prospects of BB&T and the BB&T Subsidiaries taken as a whole, or First Liberty and the First Liberty Subsidiaries taken as a whole, or (ii) materially impairs the ability of BB&T or First Liberty to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of BB&T or First Liberty taken with the prior written consent of the other in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger.

  "NCBCA" shall mean the North Carolina Business Corporation Act, as amended.

  "NYSE" shall mean the New York Stock Exchange, Inc.

  "OTS" shall mean the Office of Thrift Supervision.

  "Performance Excellence Plan" shall mean the First Liberty Financial Corp. Performance Excellence Plan.

  "Proxy Statement/Prospectus" shall mean the proxy statement and prospectus, together with any supplements thereto, to be sent to shareholders of First Liberty to solicit their votes in connection with a proposal to approve this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement of BB&T as declared effective by the Commission under the Securities Act, including any post-effective amendments or supplements thereto as filed with the Commission under the Securities Act, with respect to the BB&T Common Stock to be issued in connection with the transactions contemplated by this Agreement.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests (other than rights pursuant to the Rights Agreement described under the definition of "BB&T Common Stock"), and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws, including but not limited to periodic and other reports filed pursuant to Section 13 of the Exchange Act.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and the rules and regulations of the Commission promulgated thereunder.

  "Stock Option" shall mean, collectively, any option granted under the Stock Option Plans, outstanding and unexercised on the date hereof to acquire shares of First Liberty Common Stock, aggregating 771,314 shares.

  "Stock Option Plans" shall mean the First Liberty Financial Corp. 1992 Stock Incentive Plan and the First Liberty Financial Corp. 1995 Director Stock Option Plan.

  "Subsidiaries" shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

  "TILA" shall mean the Truth in Lending Act, as amended.

1.2 Terms Defined Elsewhere

  The capitalized terms set forth below are defined in the following sections:

     Agreement                 Introduction
     BB&T                      Introduction
     BB&T Option Plan          Section 2.9(a)
     Closing                   Section 2.4
     Closing Date              Section 2.4
     Closing Value             Section 2.7(c)
     Constituent Corporations  Section 2.1
     Effective Time            Section 2.3
     Employer Entity           Section 5.12(a)
     Exchange Ratio            Section 2.7(a)
     Merger                    Recitals
     Merger Consideration      Section 2.7(a)
     PBGC                      Section 3.14(b)(iv)
     Plan                      Section 3.14(b)(i)
     Plan of Merger            Recitals
     First Liberty             Introduction
     Surviving Corporation     Section 2.1(a)

                                  ARTICLE II

                                  The Merger

2.1 Merger

  BB&T and First Liberty are constituent corporations (the "Constituent Corporations") to the Merger as contemplated by the NCBCA and the GBCC. At the Effective Time:

    (a) First Liberty shall be merged with and into BB&T in accordance with the applicable provisions of the NCBCA and the GBCC, with BB&T being the surviving corporate entity (hereinafter sometimes referred to as the "Surviving Corporation").

    (b) The separate existence of First Liberty shall cease and the Merger shall in all respects have the effect provided in Section 2.5.

    (c) The Articles of Incorporation of BB&T at the Effective Time shall become the Articles of Incorporation of the Surviving Corporation.

    (d) The Bylaws of BB&T at the Effective Time shall become the Bylaws of the Surviving Corporation.

2.2 Filing; Plan of Merger

  The Merger shall not become effective unless this Agreement and the Plan of Merger are duly approved by shareholders holding at least a majority of the shares of First Liberty Common Stock. Upon fulfillment or waiver of the conditions specified in Article VI and provided that this Agreement has not been terminated pursuant to Article VII, the Constituent Corporations will cause the Articles of Merger to be executed and filed with the Secretary of State of North Carolina and the Secretary of State of Georgia, as provided in
Section 55-11-05 of the NCBCA and Section 14-2-1105 of the GBCC, respectively. The Plan of Merger is incorporated herein by reference, and adoption of this Agreement by the Boards of Directors of the Constituent Corporations and approval by the shareholders of First Liberty shall constitute adoption and approval of the Plan of Merger.

2.3 Effective Time

  The Merger shall be effective at the day and hour specified in the Articles of Merger as filed as provided in Section 2.2 (herein sometimes referred to as the "Effective Time").

2.4 Closing

  The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Womble Carlyle Sandridge & Rice, PLLC, Winston-Salem, North Carolina, at 10:00 a.m. on a date after September 30, 1999 designated by BB&T which is within thirty days following the satisfaction of the conditions to Closing set forth in Article VI (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing), or such later date as the parties may otherwise agree (the "Closing Date").

2.5 Effect of Merger

  From and after the Effective Time, the separate existence of First Liberty shall cease, and the Surviving Corporation shall thereupon and thereafter, to the extent consistent with its Articles of Incorporation, possess all of the rights, privileges, immunities and franchises, of a public as well as a private nature, of each of the Constituent Corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and each and every other interest of or belonging to or due to each of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. The Surviving Corporation shall thenceforth be responsible for all the liabilities, obligations and penalties of each of the Constituent

Corporations; and any claim, existing action or proceeding, civil or criminal, pending by or against either of the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and any judgment rendered against either of the Constituent Corporations may be enforced against the Surviving Corporation. Neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by reason of the Merger.

2.6 Further Assurances

  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other actions are necessary, desirable or proper to vest, perfect or confirm of record or otherwise, in the Surviving Corporation, the title to any property or rights of the Constituent Corporations acquired or to be acquired by reason of, or as a result of, the Merger, the Constituent Corporations agree that such Constituent Corporations and their proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors of the Surviving Corporation are fully authorized and directed in the name of the Constituent Corporations or otherwise to take any and all such actions.

2.7 Merger Consideration

  (a) As used herein, the term "Merger Consideration" shall mean the number of shares of BB&T Common Stock (to the nearest ten thousandth of a share) to be exchanged for each share of First Liberty Common Stock issued and outstanding as of the Effective Time and cash (without interest) to be payable in exchange for any fractional share of BB&T Common Stock which would otherwise be distributable to a First Liberty shareholder as provided in Section 2.7(b). The number of shares of BB&T Common Stock to be issued for each issued and outstanding share of First Liberty Common Stock (the "Exchange Ratio") shall equal the quotient of $33.25 divided by the Closing Value (as defined in Section 2.7(b)), except that, in the event the Closing Value is less than $38.22, the Exchange Ratio shall be 0.87 and, in the event the Closing Value is more than $39.12, the Exchange Ratio shall be 0.85.

  (b) The amount of cash payable with respect to any fractional share of BB&T Common Stock shall be determined by multiplying the fractional part of such share by the Closing Value. The "Closing Value" shall mean the average closing price per share of BB&T Common Stock on the NYSE Composite Transaction List (as reported by The Wall Street Journal--Eastern Edition) for the ten trading days (determined by excluding days on which the NYSE is closed) ending on the tenth calendar day preceding the Effective Time (the tenth day to be determined by counting the first calendar day preceding the Effective Time as the first day).

2.8 Conversion of Shares; Payment of Merger Consideration

  (a) At the Effective Time, by virtue of the Merger and without any action on the part of First Liberty or the holders of record of First Liberty Common Stock, each share of First Liberty Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent the right to receive, upon surrender of the certificate representing such share of First Liberty Common Stock (as provided in subsection (d) below), the Merger Consideration.

  (b) Each share of the common stock of BB&T issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding.

  (c) Until surrendered, each outstanding certificate which prior to the Effective Time represented one or more shares of First Liberty Common Stock shall be deemed upon the Effective Time for all purposes to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration upon the surrender of the certificate or certificates representing shares of First Liberty Common Stock. With respect to any certificate for First Liberty Common Stock that has been lost or destroyed, BB&T shall pay the Merger Consideration attributable to such certificate upon receipt of a surety bond or other adequate indemnity as required in accordance with BB&T's standard policy, and evidence reasonably satisfactory to BB&T of ownership of the shares represented thereby. After the Effective Time, no transfer of the shares of First Liberty Common Stock outstanding immediately prior to the Effective Time shall be made on the stock transfer books of the Surviving Corporation.

  (d) Promptly after the Effective Time, BB&T shall cause to be delivered or mailed to each First Liberty shareholder a form of letter of transmittal and instructions for use in effecting the surrender of the certificates which, immediately prior to the Effective Time, represented any shares of First Liberty Common Stock. Upon surrender of such certificates or other evidence of ownership meeting the requirements of Section 2.8(c), together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably requested, BB&T shall promptly cause the transfer to the persons entitled thereto of the Merger Consideration.

  (e) The Surviving Corporation shall pay any dividends or other distributions with a record date prior to the Effective Time which have been declared or made by First Liberty in respect of shares of First Liberty Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time, subject to compliance by First Liberty with Section 5.9(b). To the extent permitted by law, former shareholders of record of First Liberty shall be entitled to vote after the Effective Time at any meeting of BB&T shareholders the number of whole shares of BB&T Common Stock into which their respective shares of First Liberty Common Stock are converted, regardless of whether such holders have exchanged their certificates representing First Liberty Common Stock for certificates representing BB&T Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by BB&T on the BB&T Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of BB&T Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of BB&T Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing First Liberty Common Stock until such holder surrenders such certificate for exchange as provided in this Section 2.8. Upon surrender of such certificate, both the BB&T Common Stock certificate and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to the shares of First Liberty Common Stock represented by such certificate.

2.9 Conversion of Stock Options

  (a) At the Effective Time, each Stock Option then outstanding (and which by its terms does not lapse on or before the Effective Time), whether or not then exercisable, shall be converted into and become rights with respect to BB&T Common Stock, and BB&T shall assume each Stock Option in accordance with the terms of the Stock Option Plans, except that from and after the Effective Time
(i) BB&T and its Compensation Committee shall be substituted for First Liberty and its Compensation and Benefits Committee administering the Stock Option Plans, (ii) each Stock Option assumed by BB&T may be exercised solely for shares of BB&T Common Stock, (iii) the number of shares of BB&T Common Stock subject to each such Stock Option shall be the number of whole shares of BB&T (omitting any fractional share) determined by multiplying the number of shares of First Liberty Common Stock subject to such Stock Option immediately prior to the Effective Time by the Exchange Ratio, and (iv) the per share exercise price under each such Stock Option shall be adjusted by dividing the per share exercise price under each such Stock Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the foregoing, BB&T may at its election substitute as of the Effective Time options under the BB&T Corporation 1995 Omnibus Stock Incentive Plan or any other duly adopted comparable plan (in either case, the "BB&T Option Plan") for all or a part of the Stock Options, subject to the following conditions: (A) the requirements of (iii) and (iv) above shall be met; (B) such substitution shall not constitute a modification, extension or renewal of any of the Stock Options which are incentive stock options; and (C) the substituted options shall continue in effect on the same terms and conditions as provided in the Stock Options and the Stock Option Plans granting each Stock Option. Each grant of a converted or substitute option to any individual who subsequent to the Merger will be a director or officer of BB&T as construed under Rule 16b-3 shall, as a condition to such conversion or substitution, be approved in accordance with the provisions of Rule 16b-3. Each Stock Option which is an incentive stock option shall be adjusted as required by Section 424 of the Code, and the Regulations promulgated thereunder, so as to continue as an incentive stock option under Section 424(a) of the Code, and so as not to constitute a modification, extension, or renewal of the option within the meaning of Section 424(h) of the Code. BB&T and First Liberty agree to take all necessary steps to effectuate the foregoing provisions of this Section
2.9. As soon as practicable following the Effective Time, BB&T shall deliver to the participants in the Stock Option Plans an appropriate notice setting forth such participant's rights pursuant thereto. BB&T has reserved and shall continue to reserve adequate shares of BB&T Common Stock for delivery upon exercise of any converted or substitute options. As soon as practicable after the Effective Time, if it has not already done so, and to the extent First Liberty shall have a registration statement in effect or an obligation to file a registration statement, BB&T shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of BB&T Common Stock subject to converted or substitute options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such converted or substitute options remain outstanding. With respect to those individuals, if any, who subsequent to the Merger may be subject to the reporting requirements under Section 16(a) of the Exchange Act, BB&T shall administer the Stock Option Plans assumed pursuant to this Section 2.9 (or the BB&T Option Plan, if applicable) in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent necessary to preserve for such individuals the benefits of Rule 16b-3 to the extent such benefits were available to them prior to the Effective Time. First Liberty hereby represents that the Stock Option Plans in their current forms comply with Rule 16b-3 to the extent, if any, required as of the date hereof.

  (b) As soon as practicable following the Effective Time, BB&T shall deliver to the participants receiving converted options under the BB&T Option Plan an appropriate notice setting forth such participant's rights pursuant thereto.

2.10 Merger of Subsidiaries

  In the event that BB&T shall request, First Liberty shall take such actions, and shall cause the First Liberty Subsidiaries to take such actions, as may be required in order to effect, at the Effective Time, the merger of one or more of the First Liberty Subsidiaries with and into, in each case, one of the BB&T Subsidiaries.

2.11 Anti-Dilution

  In the event BB&T changes the number of shares of BB&T Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or other similar recapitalization, and the record date thereof (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                                  ARTICLE III

                Representations and Warranties of First Liberty

  Except as Disclosed, First Liberty represents and warrants to BB&T as follows (the representations and warranties herein of First Liberty are made subject to the applicable standard set forth in Section 6.3(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit BB&T to refuse to consummate the Merger under such applicable standard):

3.1 Capital Structure

  The authorized capital stock of First Liberty consists of 100,000,000 shares of First Liberty Common Stock, par value $1.00 per share, and 5,000,000 shares of First Liberty preferred stock, no par value. As of the date hereof, 14,264,867 shares of First Liberty Common Stock are issued and outstanding and no shares of First Liberty preferred stock are outstanding. No other classes of capital stock of First Liberty, common or preferred, are authorized, issued or outstanding. All outstanding shares of First Liberty Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock have been reserved for any purpose, except for (i) shares of First Liberty Common Stock reserved in connection with the Stock Option Plans and the Performance Excellence Plan, and (ii) 2,838,708 shares of First Liberty Common Stock reserved in connection with the BB&T Option Agreement. First Liberty has granted options to acquire 771,314 shares of First Liberty Common Stock under the Stock Option Plans, which options remain outstanding as of the date hereof, and may issue additional options based on First Liberty's financial performance for its fiscal year ending September 30, 1999 to purchase up to 116,850 shares of First Liberty Common Stock under the Performance Excellence Plan and up to 116,000 shares of First Liberty Common Stock under the Stock Option Plans. Except as set forth in this Section 3.1, there are no Rights authorized, issued or outstanding with respect to, nor are there any agreements, understandings or commitments relating to the right of any First Liberty shareholder to own, to vote or to dispose of, the capital stock of First Liberty. Holders of First Liberty Common Stock do not have preemptive rights.

3.2 Organization, Standing and Authority

  First Liberty is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets. First Liberty is not required to be qualified to do business in any other state of the United States or foreign jurisdiction.

3.3 Ownership of Subsidiaries

  Section 3.3 of the First Liberty Disclosure Memorandum lists all of the First Liberty Subsidiaries and, with respect to each, its jurisdiction of organization, jurisdictions in which it is qualified or otherwise licensed to conduct business, the number of shares or ownership interests owned by First Liberty (directly or indirectly), the percentage ownership interest so owned by First Liberty and its business activities. The outstanding shares of capital stock or other equity interests of the First Liberty Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by First Liberty free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other equity interests of the First Liberty Subsidiaries, and there are no agreements, understandings or commitments relating to the right of First Liberty to own, to vote or to dispose of said interests. None of the shares of capital stock or other equity interests of the First Liberty Subsidiaries have been issued in violation of the preemptive rights of any person. Section 3.3 of the First Liberty Disclosure Memorandum also lists all shares of capital stock or other securities or ownership interests of any corporation, partnership, joint venture, or other organization (other than the First Liberty Subsidiaries) owned directly or indirectly by First Liberty.

3.4 Organization, Standing and Authority of the Subsidiaries

  Each First Liberty Subsidiary which is a depository institution is a federally chartered savings association with its deposits insured by the FDIC. Each of the First Liberty Subsidiaries is validly existing and in good standing under the laws of its jurisdiction of organization. Each of the First Liberty Subsidiaries has full power and authority to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction Disclosed with respect to it. No First Liberty Subsidiary is required to be qualified to do business in any other state of the United States or foreign jurisdiction, or is engaged in any type of activities that have not been Disclosed.

3.5 Authorized and Effective Agreement

  (a) First Liberty has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of the First Liberty shareholders of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Articles of Merger and the BB&T Option Agreement. The execution and delivery of this Agreement, the Articles of Merger and the BB&T Option Agreement, and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action, except, in the case of this Agreement and the Plan of Merger, the approval of the First Liberty shareholders pursuant to and to the extent required by applicable law. This Agreement, the Plan of Merger and the BB&T Option Agreement constitute legal, valid and binding obligations of First Liberty, and each is enforceable against First Liberty in accordance with its terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally; and (ii) general principles of equity (whether applied in a court of law or in equity).

  (b) Neither the execution and delivery of this Agreement, the Articles of Merger or the BB&T Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by First Liberty with any of the provisions hereof or thereof, shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of First Liberty or any First Liberty Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of First Liberty or any First Liberty Subsidiary pursuant to, any note, bond, mortgage, indenture, license, permit, contract, agreement or other instrument or obligation, or (iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Liberty or any First Liberty Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by First Liberty of the Merger and the other transactions contemplated in this Agreement.

3.6 Securities Filings; Financial Statements; Statements True

  (a) First Liberty has timely filed all Securities Documents required by the Securities Laws to be filed since September 30, 1995. First Liberty has Disclosed or made available to BB&T a true and complete copy of each Securities Document filed by First Liberty with the Commission after September 30, 1995 and prior to the date hereof, which are all of the Securities Documents that First Liberty was required to file during such period. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) The Financial Statements of First Liberty fairly present or will fairly present, as the case may be, the consolidated financial position of First Liberty and the First Liberty Subsidiaries as of the dates indicated and the consolidated statements of income and retained earnings, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

  (c) No statement, certificate, instrument or other writing furnished or to be furnished hereunder by First Liberty or any First Liberty Subsidiary to BB&T contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.7 Minute Books

  The minute books of First Liberty and each of the First Liberty Subsidiaries contain or will contain at Closing accurate records of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be.

3.8 Adverse Change

  Since September 30, 1998, First Liberty and the First Liberty Subsidiaries have not incurred any liability, whether accrued, absolute or contingent, except as disclosed in the most recent First Liberty Financial Statements, or entered into any transactions with Affiliates, in each case other than in the ordinary course of business consistent with past practices, nor has there been any adverse change or any fact or event involving a prospective adverse change in the business, financial condition, results of operations or business prospects of First Liberty or any of the First Liberty Subsidiaries.

3.9 Absence of Undisclosed Liabilities

  All liabilities (including contingent liabilities) of First Liberty and the First Liberty Subsidiaries are disclosed in the most recent Financial Statements of First Liberty or are normally recurring business obligations incurred in the ordinary course of its business since the date of First Liberty's most recent Financial Statements.

3.10 Properties

  (a) First Liberty and the First Liberty Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, tangible and intangible, reflected on the consolidated balance sheet included in the Financial Statements of First Liberty as of September 30, 1998 or acquired after such date, except for (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

  (b) All leases and licenses pursuant to which First Liberty or any First Liberty Subsidiary, as lessee or licensee, leases or licenses rights to real or personal property are valid and enforceable in accordance with their respective terms.

3.11 Environmental Matters

  (a) First Liberty and the First Liberty Subsidiaries are and at all times have been in compliance with all Environmental Laws. Neither First Liberty nor any First Liberty Subsidiary has received any communication alleging that First Liberty or the First Liberty Subsidiary is not in such compliance, and there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  (b) There are no pending Environmental Claims, neither First Liberty nor any First Liberty Subsidiary has received notice of any pending Environmental Claims, and there are no conditions or facts existing which might reasonably be expected to result in legal, administrative, arbitral or other proceedings asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) First Liberty or any First Liberty Subsidiary, (ii) any person or entity whose liability for any Environmental Claim First Liberty or any First Liberty Subsidiary has or may have retained or assumed, either contractually or by operation of law, (iii) any real or personal property owned or leased by First Liberty or any First Liberty Subsidiary, or any real or personal property which First Liberty or any First Liberty Subsidiary has or is judged to have managed or supervised or participated in the management of, or (iv) any real or personal property in which First Liberty or any First Liberty Subsidiary holds a security interest securing a loan recorded on the books of First Liberty or any First Liberty Subsidiary. Neither First Liberty nor any First Liberty Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any liability under any Environmental Laws.

  (c) First Liberty and the First Liberty Subsidiaries are in compliance with all recommendations contained in any environmental audits, analyses and surveys received by First Liberty relating to all real and personal property owned or leased by First Liberty or any First Liberty Subsidiary and all real and personal property of which First Liberty or any First Liberty Subsidiary has or is judged to have managed or supervised or participated in the management of.

  (d) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim, or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws, against First Liberty or any First Liberty Subsidiary or against any person or entity whose liability for any Environmental Claim First Liberty or any First Liberty Subsidiary has or may have retained or assumed, either contractually or by operation of law.

3.12 Loans; Allowance for Loan Losses

  (a) All of the loans on the books of First Liberty and the First Liberty Subsidiaries are valid and properly documented and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor First Liberty's procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  (b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of First Liberty are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.13 Tax Matters

  (a) First Liberty and the First Liberty Subsidiaries and each of their predecessors have timely filed (or requests for extensions have been timely filed and any such extensions either are pending or have been granted and have not expired) all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Time. Neither First Liberty nor any First Liberty Subsidiary has or will have any liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. First Liberty and the First Liberty Subsidiaries have paid, or where payment is not required to have been made have set up an adequate reserve or accrual for payment of, all taxes required to be paid or accrued for the preceding or current fiscal year for which a return is not yet due.

  (b) All federal, state and local (and, if applicable, foreign) tax returns filed by First Liberty and the First Liberty Subsidiaries are complete and accurate. Neither First Liberty nor any First Liberty Subsidiary is delinquent in the payment of any tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against First Liberty or any First Liberty Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to First Liberty or any First Liberty Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns is pending.

  (c) Deferred taxes have been provided for in accordance with GAAP consistently applied.

  (d) Neither First Liberty nor any of the First Liberty Subsidiaries is a party to any tax allocation or sharing agreement or has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was First Liberty or a First Liberty subsidiary) or has any liability for taxes of any person (other than First Liberty and the First Liberty Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or by contract or otherwise.

  (e) Each of First Liberty and the First Liberty Subsidiaries is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

  (f) Neither First Liberty nor any of the First Liberty Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.14 Employees; Compensation; Benefit Plans

  (a) Compensation. First Liberty has Disclosed a complete and correct list of the name, age, position, rate of compensation and any incentive compensation arrangements, bonuses or commissions or fringe or other benefits, whether payable in cash or in kind, of each director, shareholder, independent contractor, consultant and agent of First Liberty and of each First Liberty Subsidiary and each other person (in each case other than as an employee) to whom First Liberty or any First Liberty Subsidiary pays or provides, or has an obligation, agreement (written or unwritten), policy or practice of paying or providing, retirement, health, welfare or other benefits of any kind or description whatsoever.

  (b) Employee Benefit Plans.

    (i) First Liberty has Disclosed an accurate and complete list of all Plans, as defined below, contributed to, maintained or sponsored by First Liberty or any First Liberty Subsidiary, to which First Liberty or any First Liberty Subsidiary is obligated to contribute or has any liability or potential liability, whether direct or indirect, including all Plans contributed to, maintained or sponsored by each member of the controlled group of corporations, within the meaning of Sections 414(b), 414(c), 414(m) and 414(o) of the Code, of which First Liberty or any First Liberty Subsidiary is a member. For purposes of this Agreement, the term "Plan" shall mean a plan, arrangement, agreement or program described in the foregoing provisions of this Section 3.14(b)(i) and which is: (A) a profit-sharing, deferred compensation, bonus, stock option, stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement, whether or not funded and whether or not terminated, (B) an employment agreement, (C) a personnel policy or fringe benefit plan, policy, program or arrangement providing for benefits or perquisites to current or former employees, officers, directors or agents, whether or not funded, and whether or not terminated, including, without limitation, benefits relating to automobiles, clubs, vacation, child care, parenting, sabbatical, sick leave, severance, medical, dental, hospitalization, life insurance and other types of insurance, or (D) any other employee benefit plan as defined in Section 3(3) of ERISA, whether or not funded and whether or not terminated.

    (ii) Neither First Liberty nor any First Liberty Subsidiary contributes to, has an obligation to contribute to or otherwise has any liability or potential liability with respect to (A) any multiemployer plan as defined in Section 3(37) of ERISA, (B) any plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413 of the Code (and regulations promulgated thereunder), or (C) any plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or former employees or directors, their spouses or dependents, other than in accordance with Section 4980B of the Code or applicable state continuation coverage law.

    (iii) None of the Plans obligates First Liberty or any First Liberty Subsidiary to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this

  Agreement or solely as a result of a "change in control," as such term is used in Section 280G of the Code (and regulations promulgated thereunder).

    (iv) Each Plan, and all related trusts, insurance contracts and funds, has been maintained, funded and administered in compliance in all respects with its own terms and in compliance in all respects with all applicable laws and regulations, including but not limited to ERISA and the Code. No actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands with respect to the Plans (other than routine claims for benefits) are pending or threatened, and there are no facts which could give rise to or be expected to give rise to any actions, suits, claims, complaints, charges, proceedings, hearings, examinations, investigations, audits or demands. No Plan that is subject to the funding requirements of Section 412 of the Code or Section 302 of ERISA has incurred any "accumulated funding deficiency" as such term is defined in such Sections of ERISA and the Code, whether or not waived, and each Plan has always fully met the funding standards required under Title I of ERISA and Section 412 of the Code. No liability to the Pension Benefit Guaranty Corporation ("PBGC") (except for routine payment of premiums) has been or is expected to be incurred with respect to any Plan that is subject to Title IV of ERISA, no reportable event (as such term is defined in Section 4043 of ERISA) has occurred with respect to any such Plan, and the PBGC has not commenced or threatened the termination of any Plan. None of the assets of First Liberty or any First Liberty Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code, neither First Liberty nor any First Liberty Subsidiary has been required to post any security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code, and there are no facts which could be expected to give rise to such lien or such posting of security. No event has occurred and no condition exists that would subject First Liberty or any First Liberty Subsidiary to any tax under Sections 4971, 4972, 4976, 4977 or 4979 of the Code or to a fine or penalty under Section 502(c) of ERISA.

    (v) Each Plan that is intended to be qualified under Section 401(a) of the Code, and each trust (if any) forming a part thereof, has received a favorable determination letter from the IRS as to the qualification under the Code of such Plan and the tax exempt status of such related trust, and nothing has occurred since the date of such determination letter that could adversely affect the qualification of such Plan or the tax exempt status of such related trust.

    (vi) No underfunded "defined benefit plan" (as such term is defined in Section 3(35) of ERISA) has been, during the five years preceding the Closing Date, transferred out of the controlled group of corporations (within the meaning of Sections 414(b), (c), (m) and (o) of the Code) of which First Liberty or any First Liberty Subsidiary is a member or was a member during such five-year period.

    (vii) As of September 30, 1998, the fair market value of the assets of each Plan that is a tax qualified defined benefit plan equaled or exceeded, and as of the Closing Date will equal or exceed, the present value of all vested and nonvested liabilities thereunder determined in accordance with reasonable actuarial methods, factors and assumptions applicable to a defined benefit plan on an ongoing basis. With respect to each Plan that is subject to the funding requirements of Section 412 of the Code and Section 302 of ERISA, all required contributions for all periods ending prior to or as of the Closing Date (including periods from the first day of the then-current plan year to the Closing Date and including all quarterly contributions required in accordance with Section 412(m) of the Code) shall have been made. With respect to each other Plan, all required payments, premiums, contributions, reimbursements or accruals for all periods ending prior to or as of the Closing Date shall have been made. No tax qualified Plan has any unfunded liabilities. The First Liberty ESSOP has not incurred any debt to acquire shares of First Liberty Common Stock, and there is no suspense account maintained under the First Liberty ESSOP.

    (viii) No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any Plan which would result in the imposition, directly or indirectly, of any excise tax, penalty or other liability under Section 4975 of the Code or Section 409 or 502(i) of ERISA. Neither First Liberty nor, to the best knowledge of First Liberty, any First Liberty

  Subsidiary, any trustee, administrator or other fiduciary of any Plan, or any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject First Liberty or any First Liberty Subsidiary to any liability for breach of fiduciary duty under ERISA or any other applicable law.
    (ix) With respect to each Plan, all reports and information required to be filed with any government agency or distributed to Plan participants and their beneficiaries have been duly and timely filed or distributed.

    (x) First Liberty and each First Liberty Subsidiary has been and is presently in compliance with all of the requirements of Section 4980B of the Code.

    (xi) Neither First Liberty nor any First Liberty Subsidiary has a liability as of September 30, 1998 under any Plan that, to the extent disclosure is required under GAAP, is not reflected on the consolidated balance sheet included in the Financial Statements of First Liberty as of September 30, 1998 or otherwise Disclosed.

    (xii) Neither the consideration nor implementation of the transactions contemplated under this Agreement will increase (A) First Liberty's or any First Liberty Subsidiary's obligation to make contributions or any other payments to fund benefits accrued under the Plans as of the date of this Agreement or (B) the benefits accrued or payable with respect to any participant under the Plans (except to the extent benefits may be deemed increased by accelerated vesting, accelerated allocation of previously unallocated Plan assets or by the conversion of all stock options in accordance with Section 2.9 hereof).

    (xiii) With respect to each Plan, First Liberty has Disclosed or made available to BB&T, true, complete and correct copies of (A) all documents pursuant to which the Plans are maintained, funded and administered, including summary plan descriptions, (B) the three most recent annual reports (Form 5500 series) filed with the IRS (with attachments), (C) the three most recent actuarial reports, if any, (D) the three most recent financial statements, (E) all governmental filings for the last three years, including, without limitation, excise tax returns and reportable events filings, and (F) all governmental rulings, determinations, and opinions (and pending requests for governmental rulings, determinations, and opinions) during the past three years.

    (xiv) Each of the Plans as applied to First Liberty and any First Liberty Subsidiary may be amended or terminated at any time by action of First Liberty's Board of Directors, or such First Liberty's Subsidiary's Board of Directors, as the case may be, or a committee of such Board of Directors or duly authorized officer, in each case subject to the terms of the Plan and compliance with applicable laws and regulations (and limited, in the case of multiemployer plans, to termination of the participation of First Liberty or a First Liberty Subsidiary thereunder).

3.15 Certain Contracts

  (a) Neither First Liberty nor any First Liberty Subsidiary is a party to, is bound or affected by, or receives benefits under (i) any agreement, arrangement or commitment, written or oral, the default of which would have a Material Adverse Effect, whether or not made in the ordinary course of business (other than loans or loan commitments made or certificates or deposits received in the ordinary course of the banking business), or any agreement restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument, written or oral, relating to the borrowing of money by First Liberty or any First Liberty Subsidiary or the guarantee by First Liberty or any First Liberty Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by First Liberty or any First Liberty Subsidiary (without payment of any penalty or cost, except with respect to Federal Home Loan Bank or Federal Reserve Bank advances), (iii) any agreement, arrangement or commitment, written or oral, relating to the employment of a consultant, independent contractor or agent, or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by First Liberty or any First Liberty Subsidiary (without payment of any penalty or cost), or that provides benefits which are contingent, or the application of which is altered, upon the occurrence of a transaction involving First Liberty of the nature contemplated by this Agreement or the BB&T Option Agreement, or (iv) any agreement or plan, written or oral, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the BB&T Option Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or the BB&T Option Agreement. Each matter Disclosed pursuant to this
Section 3.15(a) is in full force and effect as of the date hereof.

  (b) Neither First Liberty nor any First Liberty Subsidiary is in default under any agreement, commitment, arrangement, lease, insurance policy, or other instrument, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

3.16 Legal Proceedings; Regulatory Approvals

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of First Liberty, threatened against First Liberty or any First Liberty Subsidiary or against any asset, interest, plan or right of First Liberty or any First Liberty Subsidiary, or, to the best knowledge of First Liberty, against any officer, director or employee of any of them in their capacity as such. There are no actions, suits or proceedings instituted, pending or, to the best knowledge of First Liberty, threatened against any present or former director or officer of First Liberty or any First Liberty Subsidiary that would reasonably be expected to give rise to a claim against First Liberty or any First Liberty Subsidiary for indemnification. There are no actual or, to the best knowledge of First Liberty, threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the BB&T Option Agreement. To the best knowledge of First Liberty, no fact or condition relating to First Liberty or any First Liberty Subsidiary exists (including, without limitation, noncompliance with the CRA) that would prevent First Liberty or BB&T from obtaining all of the federal and state regulatory approvals contemplated herein.

3.17 Compliance with Laws; Filings

  Each of First Liberty and each First Liberty Subsidiary is in compliance with all statutes and regulations (including, but not limited to, the CRA, the TILA and regulations promulgated thereunder, and other consumer banking laws), and has obtained and maintained all permits, licenses and registrations applicable to the conduct of its business, and neither First Liberty nor any First Liberty Subsidiary has received notification that has not lapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, (ii) threatening to revoke any permit, license, registration, or other government authorization, or (iii) restricting or in any way limiting its operations. Neither First Liberty nor any First Liberty Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing. Since September 30, 1996, First Liberty and each of the First Liberty Subsidiaries has filed all reports, registrations, notices and statements, and any amendments thereto, that it was required to file with federal and state regulatory authorities, including, without limitation, the OTS, Commission, FDIC, Federal Reserve Board and applicable state regulators. Each such report, registration, notice and statement, and each amendment thereto, complied with applicable legal requirements.

3.18 Brokers and Finders

  Neither First Liberty nor any First Liberty Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the BB&T

Option Agreement, except for an obligation to the Financial Advisor, the nature and extent of which has been Disclosed, for investment banking services, and except for fees to accountants and lawyers.

3.19 Repurchase Agreements; Derivatives

  (a) With respect to all agreements currently outstanding pursuant to which First Liberty or any First Liberty Subsidiary has purchased securities subject to an agreement to resell, First Liberty or the First Liberty Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby, except to the extent required by the Federal Home Bank of Atlanta. With respect to all agreements currently outstanding pursuant to which First Liberty or any First Liberty Subsidiary has sold securities subject to an agreement to repurchase, neither First Liberty nor the First Liberty Subsidiary has pledged collateral in excess of the amount of the debt secured thereby. Neither First Liberty nor any First Liberty Subsidiary has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

  (b) Neither First Liberty nor any First Liberty Subsidiary is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business, liquidity management and interest rate risk management, in each case consistent with past practice and current policy.

3.20 Deposit Accounts

  The deposit accounts of the First Liberty Subsidiaries that are depository institutions are insured by the FDIC to the maximum extent permitted by federal law, and the First Liberty Subsidiaries have paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.21 Related Party Transactions

  First Liberty has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which First Liberty or any First Liberty Subsidiary is a party with any director, executive officer or 5% shareholder of First Liberty or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, investments and loans are on terms no less favorable to First Liberty than could be obtained from unrelated parties.

3.22 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at the time of the meeting of shareholders of First Liberty to vote on the Plan of Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein provided by First Liberty, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.23 Tax and Regulatory Matters

  Neither First Liberty nor any First Liberty Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code or (ii) impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

3.24 State Takeover Laws; Shareholder Rights Plan

  First Liberty and each First Liberty Subsidiary have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable moratorium, fair price, business combination, control share or other anti-takeover laws, and no such laws shall be activated or applied as a result of such transactions. Such transactions shall not trigger or create any rights in First Liberty shareholders to receive distribution of any shares of capital stock of First Liberty or any other rights pursuant to the First Liberty Shareholder Rights Plan dated August 2, 1989, as amended or extended, or otherwise affect the capital structure or capitalization of First Liberty.

3.25 Labor Relations

  Neither First Liberty nor any First Liberty Subsidiary is the subject of any claim or allegation that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is First Liberty or any First Liberty Subsidiary party to any collective bargaining agreement. There is no strike or other labor dispute involving First Liberty or any First Liberty Subsidiary, pending or threatened, or to the best knowledge of First Liberty, is there any activity involving any employees of First Liberty or any First Liberty Subsidiary seeking to certify a collective bargaining unit or engaging in any other organization activity.

3.26 No Right to Dissent

  Nothing in the Articles of Incorporation or the Bylaws of First Liberty or any First Liberty Subsidiary provides or would provide to any person, including without limitation the First Liberty shareholders, upon execution of this Agreement, the Plan of Merger or the BB&T Option Agreement and consummation of the transactions contemplated hereby and thereby, rights of dissent and appraisal of any kind.

3.27 Fairness Opinion

  First Liberty has received from the Financial Advisor an opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of First Liberty from a financial point of view.

                                  ARTICLE IV

                    Representations and Warranties of BB&T

  BB&T represents and warrants to First Liberty as follows (the representations and warranties herein of BB&T are made subject to the applicable standard set forth in Section 6.2(a), and no such representation or warranty shall be deemed to be inaccurate unless the inaccuracy would permit First Liberty to refuse to consummate the Merger under such applicable standard):

4.1 Capital Structure of BB&T

  The authorized capital stock of BB&T consists of (i) 5,000,000 shares of preferred stock, par value $5.00 per share, of which 2,000,000 shares have been designated as Series B Junior Participating Preferred Stock and the remainder are undesignated, and none of which shares are issued and outstanding, and (ii) 500,000,000 shares of BB&T Common Stock of which 290,210,766 shares were issued and outstanding on December 31, 1998. All outstanding shares of BB&T Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. The shares of BB&T Common Stock reserved as provided in Section 5.3 are free of any Rights and have not been reserved for any other purpose, and such shares are available for issuance as provided pursuant to the Plan of Merger. Holders of BB&T Common Stock do not have preemptive rights.

4.2 Organization, Standing and Authority of BB&T

  BB&T is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, with full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, and is duly qualified to do business in the states of the United States where its ownership or leasing of property or the conduct of its business requires such qualification. BB&T is registered as a bank holding company under the Bank Holding Company Act.

4.3 Authorized and Effective Agreement

  (a) BB&T has all requisite corporate power and authority to enter into and (subject to receipt of all necessary government approvals) perform all of its obligations under this Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T. This Agreement and the Plan of Merger attached hereto constitute legal, valid and binding obligations of BB&T, and each is enforceable against BB&T in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors; and (ii) general principles of equity.

  (b) Neither the execution and delivery of this Agreement or the Articles of Merger, nor consummation of the transactions contemplated hereby, nor compliance by BB&T with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the Articles of Incorporation or bylaws of BB&T or any BB&T Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T or any BB&T Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T or any BB&T Subsidiary.

  (c) Other than consents or approvals required from, or notices to, regulatory authorities as provided in Section 5.4(b), no notice to, filing with, or consent of, any public body or authority is necessary for the consummation by BB&T of the Merger and the other transactions contemplated in this Agreement.

4.4 Organization, Standing and Authority of BB&T Subsidiaries

  Each of the BB&T Subsidiaries is duly organized, validly existing and in good standing under applicable laws. BB&T owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each of the BB&T Subsidiaries. Each of the BB&T Subsidiaries (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.5 Securities Documents; Statements True

  BB&T has timely filed all Securities Documents required by the Securities Laws to be filed since December 31, 1996. As of their respective dates of filing, such Securities Documents complied with the Securities Laws as then in effect, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument or other writing furnished or to be furnished hereunder by BB&T or any other BB&T Subsidiary to First Liberty contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Certain Information

  When the Proxy Statement/Prospectus is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of First Liberty to vote on the Merger, the Proxy Statement/Prospectus and all amendments or supplements thereto, with respect to all information set forth therein relating to BB&T, (i) shall comply with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

4.7 Tax and Regulatory Matters

  Neither BB&T nor any BB&T Subsidiary has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code, or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.4(b) or result in failure of the condition in Section 6.3(b).

                                   ARTICLE V

                                   Covenants

5.1 First Liberty Shareholder Meeting

  First Liberty shall submit this Agreement and the Plan of Merger to its shareholders for approval at a meeting to be held as soon as practicable, and by approving execution of this Agreement, the Board of Directors of First Liberty agrees that it shall, at the time the Proxy Statement/Prospectus is mailed to the shareholders of First Liberty, recommend that First Liberty's shareholders vote for such approval; provided, that the Board of Directors of First Liberty may withdraw or refuse to make such recommendation only if the Board of Directors shall determine in good faith that such recommendation should not be made in light of its fiduciary duty to First Liberty' shareholders after consideration of (i) written advice of legal counsel that, in the opinion of such counsel, such recommendation or the failure to withdraw or modify such recommendation would more likely than not constitute a breach of the fiduciary duty of the Board of Directors to the shareholders of First Liberty, and (ii) either (A) the written withdrawal by the Financial Advisor of its opinion referred to in Section 3.27 or (B) the delivery to the Board of Directors of written advice from the Financial Advisor that the Merger Consideration is either not fair or inadequate to the First Liberty shareholders from a financial point of view.

5.2 Registration Statement; Proxy Statement/Prospectus

  As promptly as practicable after the date hereof, BB&T shall prepare and file the Registration Statement with the Commission. First Liberty will furnish to BB&T the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and again before any amendments are filed, and shall have the right to review and consult with BB&T on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. Such Registration Statement, at the time it becomes effective and on the Effective Time, shall in all material respects conform to the requirements of the Securities Act and the applicable rules and regulations of the Commission. The Registration Statement shall include the form of Proxy Statement/Prospectus. BB&T and First Liberty shall use their reasonable best efforts to cause the Proxy Statement/Prospectus to be approved by the Commission for mailing to the First Liberty shareholders, and such Proxy Statement/Prospectus shall, on the date of mailing, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations of the Commission thereunder. First Liberty shall cause the Proxy Statement/Prospectus to be mailed to shareholders in accordance with all applicable notice requirements under the Securities Laws and the GBCC.

5.3 Plan of Merger; Reservation of Shares

  At the Effective Time, the Merger shall be effected in accordance with the Plan of Merger. In connection therewith, BB&T undertakes and agrees (i) to adopt the Plan of Merger, if not adopted as of the date hereof, and (ii) to pay or cause to be paid when due the Merger Consideration. BB&T has reserved for issuance such number of shares of BB&T Common Stock as shall be necessary to pay the Merger Consideration and agrees not to take any action that would cause the aggregate number of authorized shares of BB&T Common Stock available for issuance hereunder not to be sufficient to effect the Merger. If at any time the aggregate number of shares of BB&T Common Stock reserved for issuance hereunder is not sufficient to effect the Merger, BB&T shall take all appropriate action as may be required to increase the number of shares of BB&T Common Stock reserved for such purpose.

5.4 Additional Acts

  (a) First Liberty agrees to take such actions requested by BB&T as may be reasonably necessary to modify the structure of, or to substitute parties to (so long as such substitute is BB&T or a BB&T Subsidiary) the transactions contemplated hereby, provided that such modifications do not change the Merger Consideration or abrogate the covenants and other agreements contained in this Agreement, including, without limitation, the covenant not to take any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

  (b) As promptly as practicable after the date hereof, BB&T and First Liberty shall submit notice or applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the OTS and any other federal, state or local government agency, department or body to which notice is required or from which approval is required for consummation of the Merger and the other transactions contemplated hereby. First Liberty and BB&T each represents and warrants to the other that all information included (or submitted for inclusion) concerning it, its respective Subsidiaries, and any of its respective directors, officers and shareholders, shall be true, correct and complete in all material respects as of the date presented.

  (c) BB&T agrees that its Board of Directors or authorized Board committee shall approve prior to the Effective Time each grant of a converted option (as described in Section 2.9(a)) to any individual who, subsequent to consummation of the Merger, will be a director or officer of BB&T under Rule 16b-3 of the Exchange Act.

5.5 Best Efforts

  Each of BB&T and First Liberty shall use, and shall cause each of their respective Subsidiaries to use, its best efforts in good faith to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 5.2 and
5.4 or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part to fulfill the conditions in Article VI, including, without limitation, executing and delivering, or causing to be executed and delivered, such representations, certificates and other instruments or documents as may be reasonably requested by BB&T's legal counsel for such counsel to issue the opinion contemplated by Section 6.1(e), and to consummate the transactions herein contemplated at the earliest possible date. Neither BB&T nor First Liberty shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger.

5.6  Certain Accounting Matters

  First Liberty shall cooperate with BB&T concerning accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account BB&T's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices; provided, that any action taken pursuant to this Section 5.6 shall be in accordance with GAAP and all regulations applicable to First Liberty and shall not be deemed to constitute or result in the breach of any representation or warranty of First Liberty contained in this Agreement.

5.7 Access to Information

  First Liberty and BB&T will each keep the other advised of all material developments relevant to its business and the businesses of its Subsidiaries, and to consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, First Liberty shall afford to representatives of BB&T access, during normal business hours during the period prior to the Effective Time, to all of the properties, books, contracts, commitments and records of First Liberty and the First Liberty Subsidiaries and, during such period, shall make available all information concerning their businesses as may be reasonably requested. No investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement pursuant to
Section 7.1. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

5.8 Press Releases

  BB&T and First Liberty shall mutually agree as to the form and substance of any press release related to this Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

5.9 Forbearances of First Liberty

  Except with the prior written consent of BB&T, between the date hereof and the Effective Time, First Liberty shall not, and shall cause each of the First Liberty Subsidiaries not to:

    (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new Subsidiary or engage in any new type of activity or expand any existing activities;

    (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, other than regularly scheduled quarterly dividends of $.095 per share of First Liberty Common Stock payable on record dates and in amounts consistent with past practices; provided that any dividend declared or payable on the shares of First Liberty Common Stock for the quarterly period during which the Effective Time occurs shall, unless otherwise agreed upon in writing by BB&T and First Liberty, be declared with a record date prior to the Effective Time only if the normal record date for payment of the corresponding quarterly dividend to holders of BB&T Common Stock is before the Effective Time (it being the express intention of the parties that shareholders of First Liberty receive not more than one dividend in the calendar quarter in which the Effective Time occurs);

    (c) issue any shares of its capital stock (including treasury shares), except pursuant to the Stock Option Plans, the First Liberty ESSOP or the BB&T Option Agreement;

    (d) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, except that, on or before the earlier to occur of November 30, 1999 and the Effective Time, First Liberty may, consistent with past practice and subject to Section 5.9(i), grant stock options for First Liberty's fiscal year ending September 30, 1999 based on First Liberty's financial performance for such fiscal year (1) to purchase up to 116,850 shares of First Liberty Common Stock in the aggregate to approximately 40 First Liberty employees under the Performance Excellence Plan and (2) to purchase up to 116,000 shares of First Liberty Common Stock in the aggregate to approximately 11 executive officers and nine directors of First Liberty under the Stock Option Plans; provided, that any First Liberty employee to whom any such options are issued who would otherwise be eligible to receive stock options from BB&T in the first quarter of 2000 shall not be so eligible;

    (e) amend its Articles of Incorporation or Bylaws;

    (f) impose or permit imposition, of any lien, charge or encumbrance on any share of stock held by it in any First Liberty Subsidiary, or permit any such lien, charge or encumbrance to exist; or waive or release any material right or cancel or compromise any debt or claim, in each case other than in the ordinary course of business;

    (g) merge with any other entity or permit any other entity to merge into it, or consolidate with any other entity; acquire control over any other entity; or liquidate, sell or otherwise dispose of any assets or acquire any assets other than in the ordinary course of its business consistent with past practices;

    (h) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

    (i) increase the rate of compensation of any of its directors, officers or employees (excluding increases in compensation resulting from the exercise of compensatory stock options outstanding as of the date of this Agreement), or pay or agree to pay any bonus to, or provide any new employee benefit or incentive to, any of its directors, officers or employees, except for increases or payments made in the ordinary course of business consistent with past practice pursuant to plans or arrangements in effect on the date hereof;

    (j) enter into or substantially modify (except as may be required by applicable law or regulation) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this Section 5.9(j) shall not prevent
  (1) renewal of any of the foregoing consistent with past practice or (2) amendment of the First Liberty Shareholder Rights Plan dated August 2, 1989 only to extend the term of such Rights Plan, if and to the extent determined by BB&T in its sole reasonable discretion that such amendment will not cause the Merger not to be accounted for as a pooling-of-interests;

    (k) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, First Liberty or any First Liberty Subsidiary or any business combination with First Liberty or any First Liberty Subsidiary other than as contemplated by this Agreement; or authorize any officer, director, agent or affiliate of First Liberty or any First Liberty Subsidiary to do any of the above; or fail to notify BB&T immediately if any such inquiries or proposals are received, any such information is requested or required, or any such negotiations or discussions are sought to be initiated; provided, that this subsection (k) shall not apply to furnishing information, negotiations or discussions following an unsolicited offer if, as a result of such offer, First Liberty is advised in writing by legal counsel that in its opinion the failure to so furnish information or negotiate would likely constitute a breach of the fiduciary duty of First Liberty's Board of Directors to the First Liberty shareholders;

    (l) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, (ii) any material agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by First Liberty or a First Liberty Subsidiary or guarantee by First Liberty or a First Liberty Subsidiary of any obligation, (iii) any agreement, arrangement or commitment relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the election of directors by shareholders or the reappointment of officers in the normal course), or
  (iv) any contract, agreement or understanding with a labor union;

    (m) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation, or directives, and except that after approval of the Agreement and the Plan of Merger by its shareholders and after receipt of the requisite regulatory approvals for the transactions contemplated by this Agreement and the Plan of Merger, First Liberty shall cooperate in good faith with BB&T to adopt policies, practices and procedures consistent with those utilized by BB&T and in accordance with GAAP and all applicable regulations, effective on or before the Closing Date;

    (n) change its methods of accounting in effect at September 30, 1998, except as required by changes in GAAP concurred in by BB&T, which concurrence shall not be unreasonably withheld, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended September 30, 1998, except as required by changes in law or regulation;

    (o) incur any commitments for capital expenditures or obligation to make capital expenditures in excess of $100,000, for any one expenditure, or $1,000,000, in the aggregate;

    (p) incur any indebtedness other than deposits from customers, advances from the Federal Home Loan Bank or Federal Reserve Bank, draws on its existing line of credit with SunTrust Bank and reverse repurchase arrangements, in each case in the ordinary course of business;

    (q) take any action which would or could reasonably be expected to (i) cause the Merger not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code as determined by BB&T, (ii) result in any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

    (r) except in connection with the sale of two of its branches as Disclosed, dispose of any material assets other than in the ordinary course of business; or

    (s) agree to do any of the foregoing.

5.10 Employment Agreements

  BB&T (or its specified BB&T Subsidiary) agrees to enter into employment agreements as of the Effective Time with certain executives of First Liberty substantially in the forms attached respectively as Annexes B-1 through B-10.

5.11 Affiliates

  First Liberty shall use its best efforts to cause all persons who are Affiliates of First Liberty to deliver to BB&T promptly following this Agreement a written agreement providing that such person will not dispose of BB&T Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder and except as consistent with qualifying the transactions contemplated hereby for pooling of interests accounting treatment, and in any event shall use its best efforts to cause such affiliates to deliver to BB&T such written agreement prior to the Closing Date.

5.12 Section 401(k) Plan; ESSOP; Other Employee Benefits

  (a) Each employee of First Liberty at the Effective Time who becomes an employee immediately following the Effective Time of BB&T or a BB&T Subsidiary ("Employer Entity") shall be eligible to participate in BB&T's 401(k) plan (subject to BB&T's right to terminate such plan). For purposes of administering BB&T's 401(k) plan, service with First Liberty and the First Liberty Subsidiaries shall be deemed to be service with BB&T or the BB&T Subsidiaries for participation and vesting purposes, but not for purposes of benefit accrual.

  (b) (i) Each participant in the First Liberty ESSOP not fully vested will become fully vested in his or her First Liberty ESSOP account as of the Effective Time. As soon as practicable after the execution of this Agreement, First Liberty and BB&T will cooperate to cause the First Liberty ESSOP to be amended and other action taken, in a manner reasonably acceptable to First Liberty and BB&T, to provide that the First Liberty ESSOP will terminate upon the Effective Time. Between the date hereof and the Effective Time, First Liberty or a First Liberty Subsidiary shall make contributions to the First Liberty ESSOP in accordance with the provisions of the First Liberty ESSOP and consistent with past practice. First Liberty and BB&T agree that, subject to the conditions described herein, as soon as practicable after the Effective Time, participants in the First Liberty ESSOP shall be entitled at their election to have the assets in their First Liberty ESSOP accounts either distributed to them in a lump sum or rolled over to another tax-qualified plan (including the BB&T 401(k) plan to the extent permitted by such plan) or individual retirement account.

  (ii) The actions relating to termination of the First Liberty ESSOP will be adopted conditional upon the consummation of the Merger and upon receiving a favorable determination letter from the IRS with regard to the continued qualification of the First Liberty ESSOP. First Liberty and BB&T will cooperate in submitting appropriate requests for any such determination letter to the IRS and will use their best efforts to seek the issuance of such letter as soon as practicable following the date hereof. First Liberty and BB&T will adopt such additional amendments to the First Liberty ESSOP as may be required by the IRS as a condition to granting such determination letter, provided that such amendments do not (i) substantially change the terms outlined herein,
(ii) have a Material Adverse Effect on First Liberty or (iii) result in an additional material liability to BB&T.

  (iii) As of and following the Effective Time, BB&T shall cause the First Liberty ESSOP to be maintained for the exclusive benefit of employees and other persons who were participants or beneficiaries therein prior to the Effective Time, and shall proceed with termination of the First Liberty ESSOP through distribution of its assets in accordance with its terms (subject to the amendments described herein and as otherwise may be required to comply with applicable law or to obtain a favorable determination from the IRS as to the continuing qualified status of the First Liberty ESSOP); provided, however, that no such termination distributions from the First Liberty ESSOP shall occur after the Effective Time until a favorable determination letter has been received from the IRS.

  (c) Each employee of First Liberty at the Effective Time who becomes an employee immediately following the Effective Time of an Employer Entity shall be eligible to participate in the group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to employees of the Employer Entity, subject to the terms of such plans and programs; provided, that service with First Liberty shall be deemed to be service with the Employer Entity for the purpose of determining eligibility to participate and vesting (if applicable) in such welfare plans and programs, but not for the purpose of computing benefits, if any, determined in whole or in part with reference to service. Coverage under the group health plans of First Liberty and the First Liberty Subsidiaries will be deemed "creditable coverage" within the meaning of ERISA Section 701(c) for purposes of any preexisting condition limitation which may apply under any group health plan maintained by an Employer Entity; provided, however, that no coverage prior to a "significant break in coverage" as defined in ERISA Section 701(c)(2) shall be counted as "creditable coverage."

  (d) Each employee of First Liberty or a First Liberty Subsidiary who becomes an employee of an Employer Entity and is terminated by such or another Employer Entity subsequent to the Effective Time, excluding any employee who has an existing employment or special termination agreement which is Disclosed, shall be entitled to severance pay in accordance with the general severance policy maintained by BB&T, if and to the extent that such employee is entitled to severance pay under such policy. Such employee's service with First Liberty or a First Liberty Subsidiary shall be treated as service with BB&T for purposes of determining the amount of severance pay, if any, under BB&T's severance policy.

  (e) BB&T agrees to honor all employment agreements, severance agreements and deferred compensation agreements, including without limitation outstanding obligations under First Liberty's Nonqualified Deferred Compensation Plan, that First Liberty and the First Liberty Subsidiaries have with their current and former employees and directors and which have been Disclosed to BB&T pursuant to this Agreement, except to the extent any such agreements shall be superseded or terminated at the Closing or following the Closing Date. Except for the agreements described in the preceding sentence, the Stock Option Plans, Performance Excellence Plan and other employee benefit plans of First Liberty shall be terminated as of the Effective Time.

5.13 Directors and Officers Protection

  BB&T or a BB&T Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of First Liberty for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in First Liberty's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 150% of the annual premium payments on First Liberty's policy in effect as of the date hereof (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BB&T shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. Notwithstanding the foregoing, BB&T further agrees to indemnify all individuals who are or have been officers, directors or employees of First Liberty or any First Liberty Subsidiary prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation of First Liberty on the date hereof and is permitted under the GBCC. If BB&T or the BB&T Subsidiary maintaining the insurance provided for in this Section 5.13 or any successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of the consolidation or merger, or shall transfer all or substantially all of its assets to any entity, proper provision shall be made so that the successor or assign of BB&T or the BB&T Subsidiary shall assume the obligations in this
Section 5.13. This Section 5.13 is intended for the benefit of and shall be enforceable by each indemnified officer and director and their respective heirs and representatives.

5.14 Forbearances of BB&T

  Except with the prior written consent of First Liberty, neither BB&T nor any BB&T Subsidiary shall take any action which would or might be expected to (i) cause the business combination contemplated hereby not to be accounted for as a pooling-of-interests or not to constitute a reorganization under Section 368 of the Code; (ii) result in any inaccuracy of a representation or warranty herein which would allow for termination of this Agreement; (iii) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied; (iv) exercise the BB&T Option Agreement other than in accordance with its terms, or dispose of the shares of First Liberty Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted by the terms thereof; or (v) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business.

5.15 Reports

  Each of First Liberty and BB&T shall file (and shall cause the First Liberty Subsidiaries and the BB&T Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over such party, and shall deliver to BB&T or First Liberty, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

5.16 Exchange Listing

  BB&T shall use its reasonable best efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of BB&T Common Stock to be issued to the holders of First Liberty Common Stock pursuant to the Merger, and BB&T shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

5.17 Advisory Board for Georgia Area

  As of the Effective Time, Robert F. Hatcher shall be named chairman of the BB&T Advisory Board for the State of Georgia (the "State Advisory Board"), the initial members of which are to be chosen by Robert F. Hatcher and BB&T. The State Advisory Board shall meet not more than six times per year, and members shall receive a fee of $1,000 per meeting attended. In addition, the Advisory Boards of First Liberty in existence on the date hereof shall continue in effect as Area Advisory Boards of BB&T for their respective market areas ("Area Advisory Boards"). For two years following the Effective Time, the Area Advisory Board members appointed pursuant to this Section 5.17 and who continue to serve shall receive, as compensation for service on an Area Advisory Board, fees (annual retainer and attendance fees) equal in amount each year (prorated for any partial year) to the annual retainer and schedule of attendance fees for members of the Advisory Boards of First Liberty in effect on January 1, 1999, if any. Following such two-year period, Area Advisory Board Members, if they continue to serve in such capacity, shall receive fees in accordance with BB&T's standard schedule of fees for service thereon as in effect from time to time. For two years after the Effective Time, no such Area Advisory Board member shall be prohibited from serving thereon because he or she shall have attained the maximum age for service thereon (currently age 70).

5.18 Board of Directors of Branch Banking and Trust Company

  As of the Effective Time, Branch Banking and Trust Company, a North Carolina banking corporation, shall elect Robert F. Hatcher to its Board of Directors, to serve until its next annual meeting (subject to the right of removal for cause) and thereafter so long as he is elected and qualifies.

                                  ARTICLE VI

                             Conditions Precedent

6.1 Conditions Precedent--BB&T and First Liberty

  The respective obligations of BB&T and First Liberty to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Time:

    (a) All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, and consummation of the transactions contemplated hereby and thereby, shall have been duly and validly taken, including, without limitation, the approval by the shareholders of First Liberty of the Agreement and the Plan of Merger;

    (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, no proceedings shall be pending or to the knowledge of BB&T threatened by the Commission to suspend the effectiveness of such Registration Statement and the BB&T Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

    (c) The parties shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement and the Plan of Merger, all notice periods and waiting periods with respect to such approvals shall have passed and all such approvals shall be in effect;

    (d) None of BB&T, any of the BB&T Subsidiaries, First Liberty or any of the First Liberty Subsidiaries shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Agreement; and

    (e) First Liberty and BB&T shall have received an opinion of BB&T's legal counsel, in form and substance satisfactory to First Liberty and BB&T, substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of First Liberty will not recognize any gain or loss to the extent that such shareholders exchange shares of First Liberty Common Stock for shares of BB&T Common Stock.

6.2 Conditions Precedent--First Liberty

  The obligations of First Liberty to effect the transactions contemplated by this Agreement shall be subject to the satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by First Liberty pursuant to Section 7.4:

    (a) All representations and warranties of BB&T shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by First Liberty. The representations and warranties of BB&T set forth in Sections 4.1, 4.2 (except as relates to qualification), 4.3(a), 4.3(b)(i) and 4.4 (except as relates to qualification) shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of BB&T set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.3(b)(i) and 4.4) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on BB&T;

    (b) BB&T shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (c) BB&T shall have delivered to First Liberty a certificate, dated the Closing Date and signed by its Chairman or President or an Executive Vice President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(d), 6.2(a) and 6.2(b) hereof, to the extent applicable to BB&T, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on BB&T or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (d) First Liberty shall have received opinions of counsel to BB&T in the form reasonably acceptable to First Liberty's legal counsel; and

    (e) The shares of BB&T Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

6.3 Conditions Precedent--BB&T

  The obligations of BB&T to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Time, unless waived by BB&T pursuant to Section 7.4:

    (a) All representations and warranties of First Liberty shall be evaluated as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (or on the date designated in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T. The representations and warranties of First Liberty set forth in Sections 3.1, 3.2 (except the last sentence thereof), 3.3, 3.4 (except the last sentence thereof), 3.5(a), 3.5(b)(i),
  3.23 and 3.24 shall be true and correct (except for inaccuracies which are de minimis in amount). There shall not exist inaccuracies in the representations and warranties of First Liberty set forth in this Agreement (including the representations and warranties set forth in the Sections designated in the preceding sentence) such that the effect of such inaccuracies individually or in the aggregate has, or is reasonably likely to have, a Material Adverse Effect on First Liberty and the First Liberty Subsidiaries taken as a whole;

    (b) No regulatory approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T, would so materially adversely affect the business or economic benefits to BB&T of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome;

    (c) First Liberty shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement;

    (d) First Liberty shall have delivered to BB&T a certificate, dated the Closing Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 6.1(a), 6.1(c), 6.3(a) and 6.3(c) hereof, to the extent applicable to First Liberty, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of such officer's knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on First Liberty or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (e) BB&T shall have received opinions of counsel to First Liberty in the form reasonably acceptable to BB&T's legal counsel;

    (f) BB&T shall have received the written agreements from Affiliates as specified in Section 5.11 hereof to the extent necessary, in the reasonable judgment of BB&T, to ensure that the Merger will be accounted for as a pooling of interests under GAAP and to promote compliance with Rule 145 promulgated by the Commission;

    (g) BB&T shall have received letters, dated as of the date of filing of the Registration Statement with the Commission and as of the Effective Time, addressed to BB&T, in form and substance reasonably satisfactory to BB&T, from Arthur Andersen, LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment; and

    (h) BB&T shall have received Employment Agreements substantially in the form of Annex B-1, B-2 and B-3 executed by Robert F. Hatcher, Lee B. Murphey and Larry D. Flowers, respectively.

                                  ARTICLE VII

                  Termination, Default, Waiver and Amendment

7.1 Termination

  This Agreement may be terminated:

    (a) At any time prior to the Effective Time, by the mutual consent in writing of the parties hereto.

    (b) At any time prior to the Effective Time, by either party (i) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement, or (ii) in the event of an inaccuracy of any representation or warranty of the other party contained in this Agreement, which inaccuracy would provide the nonbreaching party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 6.2(a) hereof in the case of First Liberty and Section 6.3(a) hereof in the case of BB&T; and, in the case of (i) or (ii), if such breach or inaccuracy has not been cured by the earlier of thirty days following written notice of such breach to the party committing such breach or the Effective Time.

    (c) At any time prior to the Effective Time, by either party hereto in writing, if any of the conditions precedent to the obligations of the other party to consummate the transactions contemplated hereby cannot be satisfied or fulfilled prior to the Closing Date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (d) At any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 5.4 hereof are denied, and the time period for appeals and requests for reconsideration has run.

    (e) At any time, by either party hereto in writing, if the shareholders of First Liberty do not approve the Agreement and the Plan of Merger.

    (f) At any time following December 31,1999 by either party hereto in writing, if the Effective Time has not occurred by the close of business on such date, and the party giving the notice is not in material breach of any of its representations, warranties, covenants or undertakings herein.

    (g) At any time prior to 11:59 p.m. on June 15, 1999 by BB&T in writing, if BB&T determines in its sole good faith judgment, through review of information Disclosed by First Liberty, or otherwise, that the financial condition, results of operations, business or business prospects of First Liberty and of the First Liberty Subsidiaries, taken as a whole, are materially adversely different from BB&T's reasonable expectations with respect thereto on the date of execution of this Agreement (which reasonable expectations were formed without regard to any Disclosed information); provided that BB&T shall inform First Liberty upon such termination as to the reasons for BB&T's determination. The fact that First Liberty has Disclosed information shall not prevent BB&T from terminating this Agreement pursuant to this Section 7.1(g) on account of such information.

7.2 Effect of Termination

  In the event this Agreement and the Plan of Merger is terminated pursuant to
Section 7.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 5.7 and 8.1 hereof, respectively, shall survive any such termination and (ii) a termination pursuant to Section 7.1(b) hereof shall not relieve the breaching party from liability for a breach of the covenant, agreement, representation or warranty giving rise to such termination. The BB&T Option Agreement shall be governed by its own terms.

7.3 Survival of Representations, Warranties and Covenants

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to be performed after the Effective Time (including Sections 5.13, 5.17 and 5.18), provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T or First Liberty (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T or First Liberty, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T and First Liberty of the transactions contemplated herein.

7.4 Waiver

  Except with respect to any required regulatory approval, each party hereto, by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the First Liberty shareholders) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such extension or waiver, or amendment or supplement pursuant to this Section 7.4, executed after approval by the First Liberty shareholders of this Agreement and the Plan of Merger, shall reduce either the Exchange Ratio or the payment terms for fractional interests.

7.5 Amendment or Supplement

  This Agreement or the Plan of Merger may be amended or supplemented at any time in writing by mutual agreement of BB&T and First Liberty, subject to the proviso to Section 7.4.

                                 ARTICLE VIII

                                 Miscellaneous

8.1 Expenses

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including, without limitation, fees and expenses of its own financial consultants, accountants and counsel; provided, however, that the filing fees and printing costs incurred in connection with the Registration Statement and the Proxy Statement/Prospectus shall be borne 50% by BB&T and 50% by First Liberty.

8.2 Entire Agreement

  This Agreement, including the documents and other writings referenced herein or delivered pursuant hereto, contains the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all arrangements or understandings with respect thereto, written or oral, entered into on or before the date hereof. The terms and conditions of this Agreement and the BB&T Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the BB&T Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities, except for the rights of directors and officers of First Liberty to enforce rights in Sections 5.13, 5.17 and 5.18.

8.3 No Assignment

  Except for a substitution of parties pursuant to Section 5.4(a), none of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, except upon the prior written consent of each other party.

8.4 Notices

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by nationally recognized overnight express courier or by facsimile transmission, addressed or directed as follows:

  If to First Liberty:

  Robert F. Hatcher
  First Liberty Financial Corp.
  201 Second Street
  Macon, Georgia 31297
  Telephone: 912-722-7400
  Fax: 912-722-7288

  With a required copy to:

  Richard A. Hills, Jr.
  First Liberty Financial Corp.
  6491 Peachtree Industrial Boulevard
  Atlanta, Georgia 31297
  Telephone: 770-936-3252
  Fax: 770-936-3323

  If to BB&T:

  Scott E. Reed
  BB&T Corporation
  150 South Stratford Road, 4th Floor
  Winston-Salem, North Carolina 27104
  Telephone: 336-733-3088
  Fax: 336-733-2296

  With a required copy to:

  William A. Davis, II
  Womble Carlyle Sandridge & Rice, PLLC
  200 West Second Street
  Winston-Salem, North Carolina 27102
  Telephone: 336-721-3624
  Fax: 336-733-8364

  Any party may by notice change the address to which notice or other communications to it are to be delivered.

8.5 Specific Performance

  First Liberty acknowledges that the First Liberty Common Stock and the First Liberty business and assets are unique, and that if First Liberty fails to consummate the transactions contemplated by this Agreement such failure will cause irreparable harm to BB&T for which there will be no adequate remedy at law, BB&T shall be entitled, in addition to its other remedies at law, to specific performance of this Agreement if First Liberty shall, without cause, refuse to consummate the transactions contemplated by this Agreement.

8.6 Captions

  The captions contained in this Agreement are for reference only and are not part of this Agreement.

8.7 Counterparts

  This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.8 Governing Law

  This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, except to the extent federal law may be applicable.

                 [remainder of page intentionally left blank]

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          BB&T Corporation

                                                  /s/ John A. Allison IV
                                          By: _________________________________
                                             Name: John A. Allison IV
                                             Title: Chairman and Chief
                                             Executive Officer

                                          First Liberty Financial Corp.

                                                   /s/ Robert F. Hatcher
                                          By: _________________________________
                                             Name: Robert F. Hatcher
                                             Title: President and Chief
                                             Executive Officer

  Robert F. Hatcher, Lee B. Murphey and Larry D. Flowers hereby agree to execute and deliver to BB&T at Closing the Employment Agreements substantially in the form of Annex B-1, B-2 and B-3, respectively.


                                                   /s/ Robert F. Hatcher
                                             __________________________________
                                             Robert F. Hatcher

                                                     /s/ Lee B. Murphey
                                             __________________________________
                                             Lee B. Murphey

                                                    /s/ Larry D. Flowers
                                             __________________________________
                                             Larry D. Flowers

            FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

  THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION (the "Amendment") is entered into this 3rd day of September, 1999 by and between FIRST LIBERTY FINANCIAL CORP. ("First Liberty"), a Georgia corporation having its principal office at Newman, Georgia, and BB&T CORPORATION ("BB&T"), a North Carolina corporation having its principal office at Winston-Salem, North Carolina;

                                   RECITALS:

  Pursuant to the Agreement and Plan of Reorganization dated as of April 27, 1999 (the "Merger Agreement"), First Liberty and BB&T agreed that, subject to the satisfaction of certain conditions contained in the Agreement, First Liberty would be merged into BB&T (the "Merger") pursuant to a Plan of Merger attached as an exhibit to the Agreement. Section 5.12(b) of the Merger Agreement provides that First Liberty and BB&T will cooperate to cause the First Liberty Financial Corp. Employee Savings and Stock Ownership Plan (the "First Liberty ESSOP") to be amended and other action taken to provide that the First Liberty ESSOP will terminate upon the effective time of the Merger. Each of First Liberty and BB&T desire to amend the Merger Agreement to provide instead that the First Liberty ESSOP shall be merged into BB&T's 401(k) plan.

  NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

    1. The Merger Agreement shall be and hereby is amended by deleting
  Section 5.12(b) (including subsections i-iii thereof) in its entirety and substituting therefore a new Section 5.12(b) as follows:

    "BB&T shall cause the First Liberty ESSOP to be merged with the 401(k) plan maintained by BB&T and the BB&T Subsidiaries, and the account balances of former employees of First Liberty or the First Liberty Subsidiaries who are participants in the First Liberty ESSOP shall be transferred to the accounts of such employees under the BB&T 401(k) plan. Following such merger and transfer, such accounts shall be governed and controlled by the terms of the BB&T 401(k) plan as in effect from time to time, except as required to comply with the provisions of Section 411(d)(6) of the Code and Regulations thereunder (and subject to BB&T's right to terminate such plan)."

    2. First Liberty hereby represents that Robert F. Hatcher, as President and Chief Executive Officer of First Liberty, is duly authorized to execute and deliver this Amendment on behalf of First Liberty and that this Amendment is valid and binding on First Liberty.

    3. Except as otherwise provided herein, the Merger Agreement and the terms and conditions thereof shall continue in full force and effect.

  IN WITNESS WHEREOF, this First Amendment to Agreement and Plan of Reorganization is hereby executed in behalf of the parties hereto as of the day and year first above stated.

                                          First Liberty Financial Corp.

                                                   /s/ Robert F. Hatcher
                                          By: _________________________________
                                             Name: Robert F. Hatcher
                                             Title: President and Chief
                                             Executive Officer

                                          BB&T Corporation

                                                  /s/ John A. Allison IV
                                          By: _________________________________
                                             Name: John A. Allison IV
                                             Title: Chairman and Chief
                                             Executive Officer

                         [SANDLER O'NEILL LETTERHEAD]

                                                                     APPENDIX B

September 15, 1999

Board of Directors
First Liberty Financial Corp.
201 Second Street
Macon, GA 31297

Ladies and Gentlemen:

  First Liberty Financial Corp. ("First Liberty") and BB&T Corporation ("BB&T") have entered into an Agreement and Plan of Reorganization, dated as of April 27, 1999 (the "Agreement"), pursuant to which First Liberty will be merged with and into BB&T (the "Merger"). Upon consummation of the Merger, each share of First Liberty common stock, par value $1.00 per share (together with the rights attached thereto issued pursuant to the Shareholder Rights Plan of First Liberty dated as of August 2, 1989 and amended as of February 16, 1993, the "First Liberty Shares"), issued and outstanding immediately prior to the Merger will be converted into the right to receive that number of shares of BB&T common stock, par value $5.00 per share (together with the rights attached thereto issued pursuant to the Rights Agreement dated as of December 17, 1996 between BB&T and Branch Banking and Trust Company, as Rights Agent), as shall be equal to the quotient of $33.25 divided by the Closing Value (as defined in the Agreement) of BB&T common stock (the "Exchange Ratio"); provided, however, that if the Closing Value is less than $38.22, the Exchange Ratio shall be 0.87 and if the Closing Value is greater than $39.12, the Exchange Ratio shall be 0.85. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of First Liberty Shares.

  Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated April 27, 1999, by and between First Liberty and BB&T;
(iii) certain publicly available financial statements of First Liberty and other historical financial information provided by First Liberty that we deemed relevant; (iv) certain publicly available financial statements of BB&T that we deemed relevant; (v) certain financial analyses and forecasts of First Liberty prepared by and/or reviewed with management of First Liberty and the views of senior management of First Liberty regarding First Liberty's past and current business, results of operations, financial condition and future prospects; (vi) consensus earnings per share estimates for BB&T published by First Call for the years ending 1999 and 2000 and the views of senior management of BB&T regarding BB&T's past and current business, results of operations, financial condition and future prospects; (vii) the pro forma impact of the Merger; (viii) the publicly reported historical price and trading activity for First Liberty's and BB&T's common stock, including a comparison of certain financial and stock market information for First Liberty and BB&T with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

  In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability for verifying the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Liberty or

BB&T or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of First Liberty or BB&T nor have we reviewed any individual credit files relating to First Liberty or BB&T. We have assumed that the respective aggregate allowances for loan losses for both First Liberty and BB&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections reviewed with First Liberty's management and the published earnings per share estimates of BB&T, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of those preparing them of the respective future financial performances of First Liberty and BB&T and that such performances will be achieved, and we express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in First Liberty's or BB&T's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that First Liberty and BB&T will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will be accounted for as a pooling of interests and will qualify as a tax-free reorganization for federal income tax purposes.

  Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of BB&T common stock will be when issued to First Liberty's shareholders pursuant to the Agreement or the prices at which First Liberty's or BB&T's common stock will trade at any time.

  We have acted as First Liberty's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.

  In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to First Liberty and BB&T. We may also actively trade the equity or debt securities of First Liberty and BB&T for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  Our opinion is directed to the Board of Directors of First Liberty in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of First Liberty as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent, provided, however, that we hereby consent to the inclusion of this opinion as an appendix to First Liberty's and BB&T's Joint Proxy Statement/Prospectus dated the date hereof and to the reference to this opinion therein.

  Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to the holders of First Liberty Shares.

                                          Very truly yours,

                                          /s/ Sandler O'Neil & Partners, L.P.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act contain specific provisions relating to indemnification of directors and officers of North Carolina corporations. In general, such sections provide that: (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense if it is determined as provided by statute that the director or officer meets a certain standard of conduct, except that when a director or officer is liable to the corporation or is adjudged liable on the basis that personal benefit was improperly received by him, the corporation may not indemnify him. A director or officer of a corporation who is a party to a proceeding may also apply to a court for indemnification, and the court may order indemnification under certain circumstances set forth in statute. A corporation may, in its articles of incorporation or bylaws or by contract or resolution of the board of directors, provide indemnification in addition to that provided by statute, subject to certain conditions.

  The registrant's bylaws provide for the indemnification of any director or officer of the registrant against liabilities and litigation expenses arising out of his status as such, excluding: (i) any liabilities or litigation expenses relating to activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of the registrant and (ii) that portion of any liabilities or litigation expenses with respect to which such person is entitled to receive payment under any insurance policy.

  The registrant's articles of incorporation provide for the elimination of the personal liability of each director of the registrant to the fullest extent permitted by law.

  The registrant maintains directors' and officers' liability insurance that, in general, insures: (i) the registrant's directors and officers against loss by reason of any of their wrongful acts and (ii) the registrant against loss arising from claims against the directors and officers by reason of their wrongful acts, all subject to the terms and conditions contained in the policy.

  Certain rules of the Federal Deposit Insurance Corporation limit the ability of certain depository institutions, their subsidiaries and their affiliated depository institution holding companies to indemnify affiliated parties, including institution directors. In general, subject to the ability to purchase directors and officers liability insurance and to advance professional expenses under certain circumstances, the rules prohibit such institutions from indemnifying a director for certain costs incurred with regard to an administrative or enforcement action commenced by any federal banking agency that results in a final order or settlement pursuant to which the director is assessed a civil money penalty, removed from office, prohibited from participating in the affairs of an insured depository institution or required to cease and desist from or take an affirmative action described in Section 8(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1818(b)).

Item 21. Exhibits and Financial Statement Schedules

  (a) The following documents are filed as exhibits to this registration statement on Form S-4:

 Exhibit
   No.                                Description
 -------                              -----------
   2     Agreement and Plan of Reorganization dated as of April 27, 1999 between BB&T Corporation and First Liberty Financial Corp. (included as Appendix A to the Proxy Statement/Prospectus)
   5     Opinion of Womble Carlyle Sandridge & Rice, PLLC
   8     Opinion of Womble Carlyle Sandridge & Rice, PLLC
  23(a)  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
         Exhibit 5)
  23(b)  Consent of Womble Carlyle Sandridge & Rice, PLLC (included in
         Exhibit 8)
  23(c)  Consent of Arthur Andersen LLP
  23(d)  Consent of PricewaterhouseCoopers LLP
  23(e)  Consent of Sandler O'Neill & Partners, L.P.
  24     Power of Attorney
  99(a)  Form of First Liberty Financial Corp. Proxy Card
  99(b)  Option Agreement, dated April 27, 1999, between BB&T Corporation and
         First Liberty Financial Corp.

--------
  (b) Financial statement schedules: Not applicable.

Item 22. Undertakings

  A. The undersigned registrant hereby undertakes:

    1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

  D. The registrant undertakes that every prospectus (i) that is filed pursuant to Paragraph (C) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  E. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  F. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  G. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on September 15, 1999.

                                          BB&T Corporation

                                                 /s/ Jerone C. Herring
                                          By: _________________________________
                                                     Jerone C. Herring
                                               Executive Vice President and
                                                         Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on September 15, 1999.

              Signature                                  Title
              ---------                                  -----
     /s/ John A. Allison IV*           Chairman of the Board and Chief Executive
______________________________________  Officer (principal executive officer)
          John A. Allison IV

        /s/ Scott E. Reed*             Senior Executive Vice President and Chief
______________________________________  Financial Officer (principal financial
            Scott E. Reed               officer)

      /s/ Sherry A. Kellett*           Executive Vice President and Controller
______________________________________  (principal accounting officer)
          Sherry A. Kellett

      /s/ Paul B. Barringer*           Director
______________________________________
          Paul B. Barringer

     /s/ Alfred E. Cleveland*          Director
______________________________________
         Alfred E. Cleveland

   /s/ W. R. Cuthbertson, Jr.*         Director
______________________________________
        W. R. Cuthbertson, Jr.

       /s/ Ronald E. Deal*             Director
______________________________________
            Ronald E. Deal

      /s/ A. J. Dooley, Sr.*           Director
______________________________________
          A. J. Dooley, Sr.

          /s/ Tom D. Efird*            Director
______________________________________
             Tom D. Efird

      /s/ Paul S. Goldsmith*           Director
______________________________________
          Paul S. Goldsmith

              Signature                Title
              ---------                -----
     /s/ L. Vincent Hackley*           Director
______________________________________
          L. Vincent Hackley

        /s/ Jane P. Helm*              Director
______________________________________
             Jane P. Helm

    /s/ Richard Janeway, M.D.*         Director
______________________________________
        Richard Janeway, M.D.

   /s/ J. Ernest Lathem, M.D.*         Director
______________________________________
        J. Ernest Lathem, M.D.

      /s/ James H. Maynard*            Director
______________________________________
           James H. Maynard

   /s/ Joseph A. McAleer, Jr.*         Director
______________________________________
        Joseph A. McAleer, Jr.

     /s/ Albert O. McCauley*           Director
______________________________________
          Albert O. McCauley

   /s/ Richard L. Player, Jr.*         Director
______________________________________
        Richard L. Player, Jr.

  /s/ C. Edward Pleasants, Jr.*        Director
______________________________________
       C. Edward Pleasants, Jr.

                                       Director
______________________________________
            Nido R. Qubein

       /s/ E. Rhone Sasser*            Director
______________________________________
           E. Rhone Sasser

        /s/ Jack E. Shaw*              Director
______________________________________
             Jack E. Shaw

                                       Director
______________________________________
           Harold B. Wells

      /s/ Jerone C. Herring
*By: _________________________________
          Jerone C. Herring
           Attorney-in-Fact

                                 Exhibit Index

 Exhibit
   No.   Description
 ------- -----------
  2      Agreement and Plan of Reorganization dated as of April 27, 1999 between BB&T Corporation and First Liberty Financial Corp., as amended
         (included as Appendix A to the Proxy Statement/Prospectus)

  5      Opinion of Womble Carlyle Sandridge & Rice, PLLC

  8      Opinion of Womble Carlyle Sandridge & Rice, PLLC

         Letter of PricewaterhouseCoopers LLP re Unaudited Interim Financial
 15      Information

         Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit
 23(a)   5)

         Consent of Womble Carlyle Sandridge & Rice, PLLC (included in Exhibit
 23(b)   8)

 23(c)   Consent of Arthur Andersen LLP

 23(d)   Consent of PricewaterhouseCoopers LLP

 23(e)   Consent of Sandler O'Neill & Partners, L.P.

 24      Power of Attorney

 99(a)   Form of First Liberty Financial Corp. Proxy Card

 99(b)   Option Agreement, dated April 27, 1999, between BB&T Corporation and
         First Liberty Financial Corp.